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07028623

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangnan Holdings Ltd

*CURRENT ADDRESS

PROCESSED

DEC 1 7 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04725

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 12/14/07

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

Stock Code 股份代號 1203






Annual Report 2006 年報





目 錄

公司資料

董事會

執行董事

梁　江(*主席*)
譚云標(*總經理*)
曾翰南(*財務總監*)

非執行董事

趙雷力
羅蕃郁
董德才
侯卓冰

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

張慕貞

註冊辦事處

香港
皇后大道東24-32號
金鐘匯中心22樓
電話:(852)2828 3938
圖文傳真:(852)2583 9288
網址:http://www.gdguangnan.com

核數師

畢馬威會計師事務所
執業會計師
香港
中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17號
1712-1716室

主要往來銀行

香港上海滙豐銀行有限公司
中國工商銀行(亞洲)有限公司
南洋商業銀行有限公司

股份資料

上市地點	香港聯合交易所有限公司主板
股份代號	1203
每手股數	2,000股
財政年度結算日	12月31日

股東時間表

截止過戶日期	2007年6月5日至2007年6月7日
末期股息	每股2.0港仙
派發日期	2007年6月29日

主席報告

本集團二零零六年錄得理想的業績，綜合股東應佔溢利為121,320,000港元，比二零零五年的175,759,000港元下降31.0%。但撇除投資物業估值收益、非經營收入及再投資退稅收入等因素，二零零六年經營溢利為110,794,000港元，比二零零五年增長37.9%。每股基本盈利13.5港仙，比二零零五年的19.5港仙下降30.8%。

股息

董事會建議派發二零零六年度末期息每股2.0港仙。上述二零零六年度末期息，如獲公司股東周年大會通過，將於二零零七年六月二十九日派發。

回顧

二零零六年綜合營業額1,221,254,000港元，比二零零五年的921,217,000港元大幅增長300,037,000港元，即32.6%。此增長主要源自馬口鐵業務的增長。馬口鐵業務因新生產線的投產及充裕的原板供應，產銷量上升，營業額大幅增長311,141,000港元，即39.0%。綜合營業額的上升帶動了經營溢利的增長，二零零六年經營溢利為110,794,000港元，比二零零五年的80,369,000港元，增長37.9%。

二零零六年充分發揮中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）200,000噸產能的優勢，全年產能使用率達83.5%，二零零五年只有74%，創馬口鐵業務自一九九零年開辦以來全年產銷量的最高紀錄。作為本集團的主營業務，其盈利貢獻占集團經營溢利的比例已由二零零五年的68.6%增至二零零六年的73.8%，為集團帶來更加穩定的盈利來源。

馬口鐵業務的新高紀錄將只是一個新階段的開始，於二零零六年年底基板廠落成，加上與國際大鋼鐵企業株式會社POSCO（「POSCO」）簽定合資合同，在中國華北建設一年產250,000噸馬口鐵的新廠，預計本年底建成投產。馬口鐵及基板的產能將由二零零五年年中的120,000噸到二零零六年的200,000噸，再到今年的350,000噸，再到明年的600,000噸，在產銷配合下，集團的盈利將再上一新臺階。

主席報告

前景

國內外的馬口鐵需求隨著金屬包裝業特別是國內金屬包裝業的發展保持旺盛的態勢。隨著基板廠的投產,自產部份加上POSCO供應的原板資源,本集團已構建了穩定、充裕的基板資源供應體系。本集團將充分發揮中粵馬口鐵現有的產能、品牌、技術、成本優勢以及資源優勢,降低物流成本,提高市場佔有率,為做強做大馬口鐵核心業務,取得更好經營業績而不懈努力。

主席
梁江

香港,二零零七年四月二十日

業務回顧

馬口鐵業務

二零零六年本集團附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)生產馬口鐵164,986噸，銷售171,254噸，分別比二零零五年大幅增長43.8%和67.6%；營業額1,108,939,000港元，比二零零五年增加39.0%；經營溢利81,797,000港元，較二零零五年增長26,702,000港元，增加48.5%，若撇除因高油價而關閉電廠產生的減值虧損9,346,000港元，增長更高達65.4%。馬口鐵業務對本集團盈利貢獻最大，其營業額占集團營業額的90.8%；經營溢利占集團經營溢利的73.8%。

馬口鐵基板廠於二零零六年年底順利建成，截至二零零六年十二月三十一日共投入198,636,000港元，主要以自有資金投入。二零零七年三月正式投產，年產能150,000噸，可望為降低產品成本及全面進入馬口鐵細分市場創造條件。

作為內地老品牌的馬口鐵生產廠家，中粵馬口鐵的鍍錫鐵及鍍鉻鐵均於二零零六年四月獲得"中國包裝名牌產品"的稱號，是內地唯一一家馬口鐵生產廠家取得此稱號，今年將繼續發揮品牌及技術優勢，增占市場份額。

集團於二零零六年十二月二十一日與全球粗鋼產量第四大鋼鐵企業，株式會社POSCO(「POSCO」)簽定合資合同，計劃於中國河北省秦皇島市開設馬口鐵生產廠(「秦皇島項目」)，總投資60,000,000美元，我方佔66%，POSCO方佔34%，馬口鐵年產能250,000噸，預計二零零七年底投產，屆時我司南北兩廠合共有450,000噸馬口鐵的年產能及150,000噸基板的年產能。

2007年初，集團已向中方少數股東收購其持有的5%權益，完成收購後，中粵馬口鐵已成為本集團的全資附屬公司。中粵馬口鐵的未來發展及經營的空間將更大。

物業租賃業務

本集團之租賃物業主要包括中山市山海實業有限公司(「山海」)的工業廠房及員工宿舍及香港的寫字樓物業。二零零六年本集團之物業租賃業務錄得總收入為25,457,000港元，收入較二零零五年減少72,000港元，物業租賃業務實現經營溢利16,662,000港元，較二零零五年減少6.2%。

2007年初，集團已向中方少數股東收購其持有的5%權益，完成收購後，山海已成為本集團的全資附屬公司。山海的未來發展及經營的空間將更大。

食品代理及貿易

二零零六年食品代理及貿易業務取得營業額86,858,000港元，因二零零六年禽流感的影響，與二零零五年比較減少 11,032,000港元，減少11.3%。二零零六年食品代理及貿易業務實現經營溢利16,648,000港元，比二零零五年減少408,000港元，減少2.4%。

食品代理及貿易業務是本集團的傳統業務，本集團2006年底已成功拓展冰鮮豬肉業務，2007年將通過開源節流、改善服務等措施，繼續穩定代理業務,積極拓展貿易業務，以維持競爭力，為集團提供一項穩定的盈利來源。

聯營公司

本集團的主要聯營公司黃龍食品工業有限公司(「黃龍」)於二零零六年的主要產品玉米澱粉銷量403,484噸，比二零零五年增加4.6%；營業額1,124,155,000港元，比二零零五年增加15.3%；股東應佔溢利50,286,000港元，比二零零五年減少412,000港元或0.8%。

本集團佔黃龍40%的權益，二零零六年共收到股息人民幣19,503,000元(約18,965,000港元)，今年預計可收到股息人民幣16,793,000元(約16,716,000港元)。

財務狀況

於二零零六年十二月三十一日，本集團總資產為1,539,289,000港元，而總負債為428,378,000港元，分別較二零零五年年底增加300,659,000港元及168,964,000港元。流動資產淨值由二零零五年年底的380,978,000港

元減至144,383,000港元，而流動比率（流動資產除以流動負債）較二零零五年年底的2.54下降至1.36。集團財務資源充裕，為未來業務發展奠定了基礎。

流動資金及財務資源

於二零零六年十二月三十一日，集團現金及現金等價物結餘為157,737,000港元，其中相等於44,206,000港元為人民幣，相等於59,373,000港元為美元，其餘為港元，較二零零五年年底現金及現金等價物結餘增加62.8%。

於二零零六年十二月三十一日，本集團的計息借款總金額為81,557,000港元。相應地，本集團的負債比率（即按本集團總計息借款除以股東資金計算）為7.6%。本集團的計息借款到期時，均以銀行持有承兑匯票的所得款償還，其年利率（或貼現率）介乎1.92%至3.24%。

於二零零六年十二月三十一日，本集團的銀行信貸總額為257,400,000港元，其中已開出信用證金額181,913,000港元，尚未動用的銀行信貸額為75,487,000港元，上述提及的承兑匯票貼現並不佔用銀行信貸額度。以手持的現金及現金等價物、營運產生的現金流及信貸額度，本集團相信有足夠資金滿足現時業務及於可預見將來進一步發展業務的需要。

訴訟

於二零零四年，本集團一附屬公司收到一申索，指稱該附屬公司未償還被告一筆應付款項，此法律糾紛由湖南省岳陽市中級人民法院審理，並於二零零五年一月法院判決為我方勝訴。於二零零六年十二月二十九日，此被告於中山市中級人民法院向該附屬公司提出新的申索，申索金額連同違約賠償金為人民幣5,788,000元(約5,761,000港元)。根據目前資料，本集團認為無需為此申索提取準備。

匯率風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的匯率於期內相對穩定，本集團並未面對重大的外匯風險。

員工及薪酬政策

截至二零零六年十二月三十一日止，本集團全職僱員人數共723名，比二零零五年年底增加198名。其中22名在香港及701名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。二零零六年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行效益工資激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及税後利潤為依據，按不同檔次的比例計提效益工資，按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計畫，藉此鼓勵優秀的參與者繼續為本集團作出貢獻。

前景展望

隨著秦皇島項目的建成投產，POSCO由原來的供應商成為本集團戰略合作夥伴，今後，不僅在基板供應上、生產技術上、甚至在市場拓展將獲得POSCO更加有力的支持，本集團的馬口鐵業務必將得到進一步的發展，將為集團帶來更大的盈利貢獻。

執行董事

梁江先生，54歲，於二零零二年一月獲委任為本公司主席，現時亦擔任三間附屬公司中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）、中山市山海實業有限公司（「山海實業」）及中粵浦項（秦皇島）馬口鐵工業有限公司（「中粵浦項」）董事長。彼亦為主要股東粵海控股集團有限公司（「粵海控股」）常務董事。梁先生畢業於中國華南師範大學。彼持有工商管理碩士學位，曾在中國廣東省佛山市及湛江市政府工作，亦曾任廣東省高明縣縣長、縣委書記，高明市市委書記。梁先生於一九九七年十月至二零零零年三月期間擔任粵海地產（集團）有限公司董事長。在加入本公司前，梁先生曾任粵海資產管理有限公司（「粵海資產」）及廣聯有限公司（「廣聯」）董事長。粵海資產及廣聯均為粵海控股的附屬公司。

譚云標先生，42歲，於二零零四年二月獲委任為本公司執行董事兼總經理。譚先生於中國華南農業大學畢業，於一九八四年至一九八八年期間在中國中山市政府工作。譚先生於一九八八年起加入山海實業及中粵馬口鐵，於一九九七年擢升為董事兼副總經理，並於二零零一年起擔任該兩間公司董事兼總經理。現時亦擔任中粵浦項的董事。

曾翰南先生，37歲，於二零零四年二月獲委任為本公司執行董事兼財務總監，現時亦擔任山海實業及中粵馬口鐵董事兼財務總監。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生於一九九八年加入粵海企業（集團）有限公司（「粵海企業」）。在加入本公司前，擔任粵海控股財務部副總經理。

非執行董事

趙雷力先生，53歲，於二零零四年二月獲委任為本公司非執行董事。趙先生於二零零一年十二月起出任本公司的最終控股公司廣東粵港投資控股有限公司（「粵港投資」）董事及粵海控股常務董事，現時亦擔任本公司的同系附屬公司金威啤酒集團有限公司（「金威啤酒」）非執行董事。趙先生畢業於中國人民解放軍空軍飛行學院，於一九六九年至二零零一年期間在中國人民解放軍空軍任不同職位，包括空軍某部部隊長等職。

羅蕃郁先生，51歲，於二零零零年五月獲委任為本公司非執行董事，現為粵海控股董事及金威啤酒非執行董事，曾擔任本公司的同系附屬公司粵海制革有限公司非執行董事。羅先生於一九八七年加入粵海企業，負責法律事務。在加入粵海企業以前，彼曾任廣東省高級人民法院經濟審判庭審判員及副庭長。羅先生畢業於中國中山大學經濟系。

董德才先生，59歲，於二零零六年十二月獲委任為本公司非執行董事。彼於中國廣東廣播電視大學專業畢業。於一九九七年至二零零零年，董先生曾擔任廣東省政府駐澳門辦事處副主任及南粵(集團)有限公司(「南粵」)副總經理。於二零零零年至二零零三年，彼曾先後出任廣東粵海集團有限公司董事、總經理及董事長等職務，其後出任粵海控股企業管理部總經理，直至二零零六年一月起出任粵海控股之董事長顧問，並於二零零六年四月起出任粵海控股澳門辦事處主任及南粵之董事長。南粵現為粵海控股的附屬公司。

侯卓冰小姐，45歲，於二零零六年八月獲委任為本公司非執行董事，現時亦擔任中粵浦項的董事。彼於二零零零年五月至二零零二年七月期間曾出任本公司非執行董事。侯小姐畢業於中國暨南大學國際金融系，並持有澳洲梅鐸大學工商管理碩士學位。侯小姐熟悉資金管理，曾在廣州國際信托投資有限公司開發區分公司工作。侯小姐於一九八八年加入粵海企業財務部，於二零零零年八月至二零零二年七月曾擔任粵海控股財務部總經理。其後，侯小姐出任廣東天河城(集團)股份有限公司董事兼財務總監，直至二零零六年七月起分別出任粵港投資及粵海控股財務部總經理。

獨立非執行董事

Gerard Joseph McMAHON先生，63歲，於一九九九年六月獲委任為本公司獨立非執行董事。直至一九九六年底，彼擔任證券及期貨事務監察委員會(「證監會」)的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。McMahon先生為香港大律師，現時擔任香港上市公司紀翰集團有限公司的主席兼非執行董事。彼自一九九七年起，先後擔任為香港、印尼及澳洲多間上市公司的非執行董事。

譚惠珠小姐，*金紫荊星章，太平紳士，榮譽法學博士，法學學士（榮譽），大律師*，61歲，於一九九九年六月獲委任為本公司獨立非執行董事。譚小姐亦擔任其他八間香港上市公司的非執行董事，分別為永安國際有限公司、東方有色集團有限公司、中石化冠德控股有限公司、北京同仁堂科技發展股份有限公司、豐德麗控股有限公司、莎莎國際控股有限公司，泰山石化集團有限公司及玖龍紙業(控股)有限公司。彼現為市區重建局成員，其他公職包括：中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。

李嘉強先生，54歲，於一九九九年六月獲委任為本公司獨立非執行董事。彼現為一間顧問公司之總裁，曾任法國巴黎百富勤融資有限公司之董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干間上市公司之執行董事及財務總監。

高層管理人員

梁江先生、譚云標先生及曾翰南先生為本公司之高層管理人員。

董事會報告

董事會欣然提呈彼等之報告連同截至二零零六年十二月三十一日止年度廣南（集團）有限公司（「本公司」）及其附屬公司（「本集團」）之經審核財務報表。

主要業務

本公司主要從事投資控股。本公司之附屬公司主要從事製造及銷售馬口鐵及相關產品、工業物業的發展及租賃、鮮活商品之代理及食品貿易。本集團主要在香港及中國廣東省經營業務。

於本財政年度內本集團按主要業務之營業額分析，以及按業務和地區分類之經營業績分析，分別載於財務報表附註2及12。

業績及股息

本集團截至二零零六年十二月三十一日止年度之綜合業績以及本公司及本集團於該日之財政狀況載列於第37至第104頁之財務報表。

中期股息每股1.5港仙（二零零五年：無）已於二零零六年十月十八日派發，董事建議就截至二零零六年十二月三十一日止年度派發末期股息每股2.0港仙（二零零五年：1.5港仙）。

建議之末期股息，如在本公司的二零零七年股東周年大會上獲得通過，預期將於二零零七年六月二十九日派付予於二零零七年六月七日名列於本公司股東名冊之股東。

固定資產

本集團及本公司固定資產於年內之變動詳情分別載列於財務報表附註13(a)及13(b)。

主要附屬公司及聯營公司

本公司各主要附屬公司及聯營公司於二零零六年十二月三十一日之詳情分別載列於財務報表附註36及38。

借貸及利息資本化

本集團之借貸詳情載列於財務報表附註22。年內本集團並無將利息資本化。

股本

本公司股本的詳情載於財務報表附註25(c)。

儲備

本年歸屬予本公司股權持有人的派息前綜合溢利為121,320,000港元(二零零五:175,759,000港元),已轉予儲備。年內本集團及本公司之其他儲備變動情況分別載於財務報表附註25(a)及25(b)。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註30。

主要客戶及供貨商

截至二零零六年十二月三十一日止年度,本集團五大客戶帶來之營業額合共少於本集團總營業額30%以下。

最大供應商截至二零零六年十二月三十一日止年度佔本集團總採購額(不包括具資本性質之採購)58.4%,而五大供應商合共佔本集團總採購額68.8%。

於年內任何時間,本公司董事、彼等之聯繫人士或任何股東(據董事所知擁有本公司股本5%以上者)概無於該等主要客戶及供應商中擁有任何權益。

物業

本公司之主要物業的詳情載列於第108頁。

財務概要

本集團截至二零零六年十二月三十一日止過去五個年度各年之業績、資產及負債概要載列於第109至第110頁。

董事

年內及截至本報告刊發之日止，本公司之董事如下：

執行董事

梁　江
譚云標
曾翰南

非執行董事

趙雷力	
羅蕃郁	
董德才	（於2006年12月18日獲委任）
侯卓冰	（於2006年8月8日獲委任）
梁劍琴	（於2006年8月8日辭任）

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

本公司已接獲獨立非執行董事 Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生發出有關彼等獨立性之確認，本公司及其提名委員會認為各獨立非執行董事均為獨立人士。

退任及重選之董事

根據本公司之組織章程細則第92條，董德才先生及侯卓冰小姐將於應屆股東周年大會上任滿告退，惟彼等符合資格並願膺選連任。

根據本公司之組織章程細則第101條，趙雷力先生、Gerard Joseph McMahon先生及李嘉強先生將於應屆股東周年大會上輪值退任，惟彼等符合資格並願膺選連任。



董事於股份、相關股份及債券之權益及淡倉

於二零零六年十二月三十一日，董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份或債券中擁有如下權益及淡倉(i)根據證券及期貨條例第 XV 部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉）須知會本公司及香港聯合交易所有限公司（「聯交所」）；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據聯交所證券上市規則（「上市規則」）所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所：

(I) 於普通股之好倉

(i) 本公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
梁 江	230,000	0.026%
趙雷力	218,000	0.024%

附註： 本公司於2006年12月31已發行普通股份數目為901,583,285。

(ii) 金威啤酒集團有限公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	70,000	0.005%

附註： 金威啤酒集團有限公司於2006年12月31已發行普通股份數目為1,396,368,000。

(iii) 粵海制革有限公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	70,000	0.013%

附註： 粵海制革有限公司於2006年12月31日已發行普通股份數目為524,154,000。

(II) 於有關本公司普通股的購股權之權益

董事姓名	購股權授出日期#	購股權數目 於2006年1月1日持有（千份）	購股權數目 年內授出（千份）	購股權行使期*	各承授人就授出購股權已付之總代價（港元）	行使購股權時須支付之每股價格（港元）	年內之購股權數目 已行使（千份）	年內之購股權數目 已失效（千份）	年內之購股權數目 已註銷（千份）	於2006年12月31日持有購股權數目（千份）	股價 購股權授出日**（港元）	股價 購股權行使日（港元）
梁江	06.02.2004	2,000	–	06.05.2004 to 05.05.2009	10	1.582	–	–	–	2,000	–	–
	09.03.2006	–	2,000	09.06.2006 to 08.03.2016	1	1.660	–	–	–	2,000	1.610	–
譚云標	06.02.2004	1,500	–	06.05.2004 to 05.05.2009	10	1.582	–	–	–	1,500	–	–
	09.03.2006	–	2,000	09.06.2006 to 08.03.2016	1	1.660	–	–	–	2,000	1.610	–
曾翰南	09.03.2006	–	300	09.06.2006 to 08.03.2016	1	1.660	–	–	–	300	1.610	–
趙雷力	09.03.2006	–	200	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
羅蕃郁	09.03.2006	–	200	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
Gerard Joseph McMahon	09.03.2006	–	200	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
譚惠珠	09.03.2006	–	200	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
李嘉強	09.03.2006	–	200	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

* 倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於緊接該日前之營業日的營業時間結束時終止。

** 所披露之「購股權授出日股價」，乃於緊接購股權授出之前一個交易日，本公司股份於聯交所所報之收市價。

除上文所披露者及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於二零零六年十二月三十一日，本公司董事及行政總裁概無於本公司及其相聯法團（定義見證券及期貨條例第 XV 部）之股份、相關股份或債券中擁有任何權益或淡倉(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉）須知會本公司及聯交所；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則須知會本公司及聯交所。

本公司之購股權計劃

於二零零四年六月十一日，本公司採納新購股權計劃（「二零零四年購股權計劃」）及終止本公司於二零零一年八月二十四日採納之購股權計劃（「二零零一年購股權計劃」）。在終止二零零一年購股權計劃前已授出的購股權仍然有效直至失效為止。

二零零一年購股權計劃

根據二零零一年購股權計劃，該計劃之購股權之行使價乃由董事酌情釐定，惟不可低於以下所述之較高者：(i)本公司股份之面值；及(ii)股份緊接購股權授出該日前連續五個交易日於聯交所報價表所載之平均每股收市價80%。

根據二零零一年購股權計劃，董事獲授權酌情邀請本公司及其附屬公司之全職僱員（包括執行董事惟不包括非執行董事）認購購股權以認購本公司股份。根據二零零一年購股權計劃授出之購股權可由購股權承授人於授出日期起計21日內向本公司支付10港元總代價及以書面接納。根據二零零一年購股權計劃授出之購股權可於緊隨授出日期後三個月期屆滿日之營業日起計五年期內行使，並於該五年期之最後一個營業日之營業時間結束時屆滿。



二零零四年購股權計劃

本公司設立二零零四年購股權計劃之目的在於讓本公司設立具有與目前慣例可資比較之條款之新計劃，以招聘及挽留優秀之僱員可長遠地為本集團服務，並且與其顧問、專業顧問、貨品或服務之供應商及客戶維持良好關係，以及吸納對本集團有價值之人材。二零零四年購股權計劃之合資格參與者包括本公司之董事（包括非執行及獨立非執行董事）、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。除非另行終止或修訂，二零零四年購股權計劃之有效期由二零零四年六月二十五日起計10年內有效。

因根據二零零四年購股權計劃及本公司任何其他購股權計劃已授出及尚未授出之所有尚未行使購股權獲行使而發行之股份數目最高不得超過其當時已發行股份之30%。因根據二零零四年購股權計劃及本公司任何其他購股權計劃將授出之購股權獲行使而發行之股份總數合計不得超過本公司於採納二零零四年購股權計劃日期已發行股份之10%，但本公司可尋求股東於股東大會批准更新二零零四年購股權計劃之10%限額。

於授出日期前十二個月期間內任何一位合資格參與人已授出及將授出之購股權（包括已行使及尚未行使之購股權）獲行使而已發行及將發行之股份不得超過本公司於授出日期之已發行股份之1%。如授出超過該限額之購股權須獲股東於本公司股東大會批准。

根據二零零四年購股權計劃授出之購股權可於授出日期起計十四日內接納，獲授人須支付代價1港元。購股權之行使期由本公司董事會決定，於一段暫緩行使期過後展開，並於授出購股權日期起計不超過10年之日終止。

購股權之行使價由董事會釐定，惟最少必須為以下之最高者：(i)本公司股份在授出購股權日期根據聯交所每日報價表之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日根據聯交所每日報價表之平均收市價；及(iii)本公司股份之面值。

年內，根據二零零一年及二零零四年購股權計劃已授出的購股權當中，分別有3,470,000份購股權和120,000份購股權已告失效。年內，根據二零零四年購股權計劃共授出11,770,000份購股權。於二零零六年十二月三十一日，本公司尚有購股權可分別根據二零零一年及二零零四年購股權計劃認購8,320,000股和11,650,000股本公司股份仍未行使。

於二零零六年十二月三十一日，除「於有關本公司普通股的購股權之好倉」一詳所披露者外，本公司若干僱員擁有根據二零零一年及二零零四年購股權計劃授出之以下權益可認購本公司股份。各份購股權均賦予持有人權利可認購一股本公司每股面值0.5港元之股份。有關進一步詳情載於財務報表附註24。

類別	購股權授出日期#	購股權數目 於2006年1月1日持有 (千份)	購股權數目 年內授出 (千份)	購股權行使期#	各承授人就授出購股權已付之總代價 (港元)	行使購股權時須支付之每股價格 (港元)	年內之購股權數目 已行使 (千份)	年內之購股權數目 已失效 (千份)	年內之購股權數目 已註銷 (千份)	於2006年12月31日持有購股權數目 (千份)	股價 購股權授出日** (港元)	股價 購股權行使日 (港元)
僱員及其他參與者	24.08.2001	3,350	–	26.11.2001 to 25.11.2006	10	1.495	–	3,350	–	–	–	–
	06.02.2004	4,940	–	06.05.2004 to 05.05.2009	10	1.582	–	120	–	4,820	–	–
	09.03.2006	–	6,470	09.06.2006 to 08.03.2016	1	1.660	–	120	–	6,350	1.610	–

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

* 倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於緊接該日前之營業日的營業時間結束時終止。

** 所披露之「購股權授出日股價」，乃於緊接購股權授出之前一個交易日，本公司股份於聯交所所報之收市價。

附註： 根據二零零四年購股權計劃尚未行使之購股權於二零零六年十二月三十一日之相關股份佔本公司已發行股本2.21%。

年內，授出購股權的詳情如下：

授出日期：	二零零六年三月九日
歸屬期：	二零零六年三月九日至二零零六年六月八日
行使期：	二零零六年六月九日至二零一六年三月八日
行使價：	每股1.66港元
授出購股權數目：	11,770,000^

董事會報告

於二零零六年三月九日授出購股權的公允價值為3,425,603港元，是採用二項式點陣購股權定價模式^^計算，並於年內在綜合損益表內確認。年內，授出購股權的加權平均公允價值及該模式有關的數據及假設如下：

購股權加權平均公允價值：	每股0.29港元
無風險利率：	4.444%[@]，為於二零零六年三月九日交易之十年期外滙基金票據之概約孳息。
預期波幅：	78%，為本公司普通股自二零零五年三月九日至二零零六年三月九日之收市價之年波幅。
預期股息率：	2.564%，為歷史股息率
購股權之預期有效年期：	10年
假設：	購股權於有效期內之預期波幅與本公司普通股於二零零五年三月九日至二零零六年三月九日期間內之歷史波幅兩者間並無重大差異。

計算購股權公允價值時亦考慮提早行使因素的影響。

^ 有關的購股權計劃內並沒有沒收購股權的條款。

^^ 於以往年度，本公司為遵守上市規則第17.08條的規定，採用柏力克—舒爾斯購股權定價模式去計算授出購股權的理論價值（只作披露用途）。自二零零五年一月一日起，為遵守香港財務報告準則第2號「以股份為基礎的支付」，本集團已採納新的僱員購股權政策。根據新的政策，本集團確認購股權的公允價值為開支，相應的增加會於權益內的資本儲備反映。由於二項式點陣購股權定價模式包含提早行使購股權的假設及對計算契約年期相對較長的購股權更為合適，本集團採用二項式點陣模式去取代柏力克—舒爾斯模式去計算授出購股權的公允價值。

二項式點陣模式（「此模式」）為眾多購股權定價模式中的一種用以估計購股權公允的價值。務須注意，此模式需要加入高度主觀之假設，包括股價波幅。由於所加入之主觀假設之變動可重大影響公允價值的估計，董事認為此模式所計算的公允價值不應被詮釋為購股權之市值或實際價值。

@ 根據上市規則第17.08條，無風險利率應為由國家發行的債務證券的現行利率，假如以香港為基地的單位，則例如外滙基金票據。

購買股份或債券之安排

除董事持有之購股權外，於年內之任何時間，本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

董事在重大合約中之權益

於本年度結束時或年內任何時間，董事概無在本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司作為一方之重大合約中直接或間接擁有重大權益。

董事於競爭性業務的利益

年內，本公司董事趙雷力先生亦為廣東粵港投資控股有限公司（「粵港投資」）及粵海控股集團有限公司（「粵海控股」）之董事。本公司董事梁江先生及羅蕃郁先生亦為粵海控股之董事。粵海控股為粵港投資之全資附屬公司。粵港投資及其附屬公司（不包括本集團）（「粵港集團」）擁有多元化之業務權益，包括鮮活商品之代理、物業發展及租賃物業。上述粵港集團與本集團之業務權益範圍之間具有若干程度上之重複。然而，本公司董事相信，粵港集團與本集團之業務之間在任何重大方面並無存在任何直接或間接競爭。

董事之服務合約

於即將舉行之股東周年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立不可於一年內由僱用公司終止而毋須作出賠償（法定賠償除外）之服務合約。

根據香港聯合交易所有限公司證券上市規則披露之交易

根據上市規則所披露之交易詳情載於第105至第107頁。

主要股東

於二零零六年十二月三十一日，就本公司任何董事或行政總裁所知，以下人士（本公司董事及行政總裁除外）於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉：

股東名稱	實益持有之普通股數目	好倉／淡倉	佔已發行股本概約百分比
廣東粵港投資控股有限公司（「粵港投資」）*(附註)*	536,380,868	好倉	59.49%
粵海控股集團有限公司（「粵海控股」）	536,380,868	好倉	59.49%

附註： 粵港於本公司之應佔權益乃透過其於粵海控股之100%直接權益持有。

除上文所披露者外，於二零零六年十二月三十一日，概無任何人士（本公司董事或行政總裁除外）知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉。

與控股股東或其附屬公司簽訂之重大合約

除了在第105至第107頁「根據香港聯合交易所有限公司證券上市規則披露之交易」一節所披露者外，本公司或附屬公司與粵海控股（本公司之控股股東）或其附屬公司已簽訂下列重大合約。

於二零零二年三月二十五日，本公司之全資附屬公司中粵材料有限公司與粵海控股之全資附屬公司Richway Resources Limited（「Richway」）就 Richway 提供一筆人民幣50,000,000元之貸款訂立了一份貸款協議。該筆貸款為無抵押、免息及沒有指定還款期。於二零零六年十二月三十一日尚未償還金額為人民幣25,000,000元。



於結算日後，本公司與粵海控股訂立貸款協議，據此，粵海控股同意提供不超過200,000,000港元之貸款予本公司，該筆貸款乃按一般(或更佳)的商業條款借出、無抵押及期限至二零零八年十二月三十一日。

購買、出售或贖回上市證券

於本年內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

公眾持股量

於本報告刊發日期，根據本公司可取得之公開資料及據董事所知，本公司已維持根據上市規則所規定之公眾持股量。

審閱年度業績

本集團截至二零零六年十二月三十一日止之年度的業績，已由本公司之審核委員會審閱。

核數師

畢馬威會計師事務所任滿告退，惟符合資格及願意接受續聘。本公司將於即將舉行之股東週年大會上提呈決議案續聘畢馬威會計師事務所為本公司核數師。本公司在過去三年內任何一年，並無更換核數師。

承董事會命

主席
梁江

香港，二零零七年四月二十日



本公司及附屬公司(「本集團」)一直著重致力達至及監察以保持高水平的企業管治,務求符合商業和股東最佳利益的需要。同時,本集團視執行《香港聯合交易所有限公司證券上市規則》(「上市規則」)附錄14所載之《企業管治常規守則》(「新管治常規守則」)為目標。

本公司之董事(「董事」)認為,本公司於截至二零零六年十二月三十一日止年度已遵守新管治常規守則之條文,惟若干非執行董事之任期並無具體規定,因為根據本公司組織章程細則(「章程細則」)彼等須於股東周年大會上輪值退任,惟可膺選連任。

董事進行之證券交易

本公司採納上市規則附錄10所載有關董事進行證券交易之標準守則。經本公司向所有董事作出具體查詢之後,所有董事確認彼等於二零零六年年內均已遵照標準守則所載之規定。

董事會

董事會由三位執行董事(梁江先生、譚云標及曾翰南先生)、四位非執行董事(趙雷力先生、羅蕃郁先生、董德才先生及侯卓冰小姐)及三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)。

董事會負責領導及控制本公司,並監察本公司之業務、決策及表現。董事會將轉授管理層權力及責任以管理本集團。管理層獲授權管理本公司之日常事務。董事具體授權管理層處理重大企業事宜,包括編製中期報告、年報及公告予董事會於刊發前批准、實施董事會採納之商業策略及措施、推行妥善內部監控及風險管理程序,以及遵守有關法定規定、規則與規例。

董事會每季最少召開會議一次,並在需要董事會作出決定的其他情況下再召開會議。於截至二零零六年十二月三十一日止財政年度,董事會合共舉行六次會議。

於截至二零零六年十二月三十一日止財政年度，董事出席股東周年大會、董事會及董事委員會的出席率已於下列詳載：

	董事會	審核委員會	薪酬委員會	提名委員會	股東周年大會
執行董事					
梁　江	6/6		5/5	3/3	1
譚云標	6/6		5/5		1
曾翰南	6/6				1
非執行董事					
趙雷力	5/6				1
羅蕃郁	5/6				1
董德才*	1/1				
侯卓冰#	3/3				
梁劍琴^	3/3				1
獨立非執行董事					
Gerard Joseph McMahon	6/6	6/6	5/5	3/3	1
譚惠珠	6/6	6/6	5/5	3/3	1
李嘉強	6/6	6/6	5/5	3/3	1

* 董德才先生在2006年12月18日獲委任為非執行董事。

\# 侯卓冰小姐在2006年8月8日獲委任為非執行董事。

^ 梁劍琴小姐在2006年8月8日辭任非執行董事。

根據上市規則第3.13條，本公司已收到三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)的獨立性確認函。董事會及提名委員會已評定彼等的獨立性，並認為所有獨立非執行董事均屬上市規則所界定之獨立人士。

董事會成員之間在財務、業務、家族或其他重大／相關事宜上並無關係。董事會架構平衡，目的在於確保整個董事會擁有強穩之獨立性。各董事履歷載於年報第9至11頁，當中載列各董事各方面才能、專業知識、經驗及資格。

主席及總經理

主席是梁江先生，而總經理是譚云標先生。彼等的職責已清楚界定及分開以維持獨立性及適當的約制及平衡。梁江先生作為主席，負責領導董事會，使董事會在履行其職責時能有效及適當地運作。而譚云標先生作為總經理，須就全面執行本公司之決策及整體業務經營向董事會負責。

非執行董事

在二零零五年一月一日實施新管治常規守則之前，本公司的非執行董事並無指定任期，但彼等須根據本公司章程細則輪值退任。於二零零五年股東周年大會上獲重選非執行董事之任期約為三年，直至彼等根據本公司章程細則須輪值退任為止。於二零零六年股東周年大會上，本公司已批准修訂章程細則，以確保非執行董事最少每三年根據章程細則輪值退任。

董事之薪酬

本公司於一九九九年成立薪酬委員會（「薪酬委員會」），而其職權範圍於二零零五年六月修訂，以符合新管治常規守則。薪酬委員會之權力及職責如下：

權力

1. 薪酬委員會可獲董事會之授權向本公司之任何高級職員及僱員索取其所需的任何資料，而所有僱員已接獲指示應對委員會的任何要求予以合作。

2. 薪酬委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 薪酬委員會應就其他執行董事的薪酬建議諮詢主席及／或總經理，如認為有需要，亦可索取專業意見。

2. 就本公司董事及高級管理人員的全體薪酬政策及架構，及就設立正規而具透明度的程式制訂此等薪酬政策，向董事會提出建議。

3. 獲董事會轉授以下職責，即釐定全體執行董事及高級管理人員的特定薪酬待遇，包括非金錢利益、退休金權利及賠償金額(包括喪失或終止職務或委任的賠償)，並就非執行董事的薪酬向董事會提出建議。委員會應考慮的因素包括同類公司支付的薪酬、董事須付出的時間及董事職責、集團內其他職位的僱用條件及是否應該按表現釐定薪酬等。

4. 透過參照董事會不時通過的公司目標，檢討及批准按表現而釐定的薪酬。

5. 檢討及批准向執行董事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；若未能按有關合約條款釐定，賠償亦須公平合理，不會對本公司造成過重負擔。

6. 檢討及批准因董事行為失當而解僱或罷免有關董事所涉及的賠償安排，以確保該等安排按有關合約條款釐定；若未能按有關合約條款釐定，有關賠償亦須合理適當。

7. 向董事會推薦關於本集團員工及／或僱員的購股權或激勵計劃或類同，或其他同享利潤的安排，作為管理層或其他員工正常薪金及花紅以外的獎償。

8. 監管有關管理及關乎公司退休金或公積金的政策。

9. 確保任何董事或其任何聯繫人不得自行釐定薪酬。

薪酬委員會由董事會主席(梁江先生)、執行董事兼總經理(譚云標先生)及三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。李嘉強先生為薪酬委員會主席。

薪酬委員會須每年至少召開兩次會議。於截至二零零六年十二月三十一日止財政年度，薪酬委員會舉行五次會議討論本公司執行董事及管理人員之年度薪酬及花紅。

董事酬金的詳情載於財務報表附註7。

提名董事

本公司於二零零五年六月成立提名委員會(「提名委員會」)。提名委員會負責物色合資格人選成為董事會成員，並就董事委任及重新委任向董事會提出推薦建議。董事會負責考慮及批准委任董事，務求委任具備相關專業及經驗的合適人士進入董事會，進一步令董事會強大及多元化，藉着各成員的持續參與和貢獻繼續發揮董事會的效能。

提名委員會之權力及職責任如下:

權力

1. 提名委員會可獲董事會之授權向本公司之任何高級職員及僱員索取其所需的任何資料，而所有僱員已接獲指示應對委員會的任何要求予以合作。

2. 提名委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 定期檢討董事會的架構、人數及組成（包括技能、知識及經驗方面），並就任何擬作出的變動向董事會提出建議。

2. 物色具備合適資格可擔任董事的人士，並挑選提名有關人士出任董事或就此向董事會提供意見。

3. 參照上市規則的要求，評核獨立非執行董事的獨立性。

4. 就董事委任或重新委任以及董事（尤其是主席及總經理）繼任計劃的有關事宜向董事會提出建議。

提名委員會由董事會主席（梁江先生）及三位獨立非執行董事（Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生）組成。梁江先生為提名委員會主席。

提名委員會須每年至少召開一次會議。於截至二零零六年十二月三十一日止財政年度內，提名委員會舉行三次會議考慮董事會的架構、規模及組成，並就董事委任或重新委任考慮、提名和建議合適的人選。

核數師酬金

本公司核數師畢馬威會計師事務所就截至二零零六年十二月三十一日止財政年度所提供服務之酬金載列如下：

已提供服務	**費用** 千港元
審核全年業績	1,700
審閱中期業績	500
審閱持續關連交易	46
	2,246

審核委員會

本公司於一九九九年成立審核委員會，而其職權範圍於二零零五年六月修訂，以符合新管治常規守則。審核委員會之權力及職責如下：

權力

1. 審核委員會可獲董事會之授權向本公司之任何高級職員及僱員索取其所需的任何資料，而所有僱員已接獲指示應對委員會的任何要求予以合作。

2. 審核委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 主要負責就外聘核數師的委任、重新委任及罷免向董事會提供建議、批准外聘核數師的薪酬及聘用條款，及處理任何有關該核數師辭職或辭退該核數師的問題。

2. 按適用的標準檢討及監察外聘核數師是否獨立客觀及核數程序是否有效；審核委員會應於核數工作開始前先與核數師討論核數性質及範疇及有關申報責任。

3. 就外聘核數師提供非核數服務制定政策，並予以執行。就此規定而言，外聘核數師包括與負責核數的公司處於同一控制權、所有權或管理權之下的任何機構，或一個合理知悉所有有關資料的第三方，在合理情況下會斷定該機構屬於該負責核數的公司的本土或國際業務的一部分的任何機構。審核委員會應就其認為必須採取的行動或改善的事項向董事會報告，並建議有哪些可採取的步驟。

4. 監察本公司的財務報表及本公司年度報告及賬目、半年度報告及（若擬刊發）季度報告的完整性，並審閱報表及報告所載有關財務申報的重大意見。在這方面，審核委員會在向董事會提交有關本公司年度報告及賬目、半年度報告及（若擬刊發）季度報告前作出審閱有關報表及報告時，應特別針對下列事項：

   (a) 會計政策及實務的任何更改；

   (b) 涉及重要判斷的地方；

   (c) 因核數而出現的重大調整；

   (d) 企業持續經營的假設及任何保留意見；

   (e) 是否遵守會計準則；及

   (f) 是否遵守有關財務申報的《上市規則》及其他法律規定。

5. 就上述 4 項而言：

   (a) 審核委員會成員須與本公司的董事會、高層管理人員及獲委聘為本公司合資格會計師的人士聯絡。審核委員會須至少每年與本公司的核數師開會一次；及

   (b) 審核委員會應考慮於該等報告及賬目中所反映或需反映的任何重大或不尋常事項，並須適當考慮任何由本公司的合資格會計師、監察主任或核數師提出的事項。

6. 檢討本集團的財務監控、內部監控及風險管理制度。

7. 與管理層討論內部監控系統，確保管理層已履行職責建立有效的內部監控系統。

8. 主動或應董事會的委派，就有關內部監控事宜的重要調查結果及管理層的回應進行研究。

9. 如公司設有內部核數功能，須確保內部和外聘核數師的工作得到協調；也須確保內部核數功能在本集團內部有足夠資源運作，並且有適當的地位；以及檢討及監察內部核數功能是否有效。

10. 檢討集團的財務及會計政策及實務。

11. 檢查外聘核數師給予管理層的《審核情況説明函件》、核數師就會計紀錄、財務賬目或監控系統向管理層提出的任何重大疑問及管理層作出的回應。

12. 確保董事會及時回應於外聘核數師給予管理層的《審核情況説明函件》中提出的事宜。

13. 就本職責範圍條文所載的事宜向董事會匯報。

14. 研究其他由董事會界定的課題。

審核委員會由三名獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)。Gerard Joseph McMahon先生為審核委員會主席。

審核委員會須每年至少召開四次會議。於截至二零零六年十二月三十一日止財政年度內,審核委員會共舉行六次會議,(其中包括)審閱二零零五年全年業績及二零零六年中期業績。審核委員會不僅關注會計政策及慣例變動之影響,亦於審核本公司財務業績時,留意須遵守會計標準、上市規則及法律之規定,並且關注本集團的內部監控系統。審核委員會於二零零六年十二月三十一日止財政年度與外聘核數師舉行兩次會議(其中一次在管理層不在場之情況下)討論藉得關注的問題。

問責及核數

董事確認彼等有責任監督相關年度的財務報表的編製,以真實和公平地反映本集團的財政狀況及業績與現金流量。外聘核數師對股東的責任已刊載於核數師報告於第35頁。在編製截至二零零六年十二月三十一日止年度的財務報表時,董事已貫徹採用合適的會計政策、採納與集團業務及本財務報表有關的香港公認會計原則、作出審慎及合理的判決及估計,並已按持續經營為基礎編製賬目。

本公司在所有股東通訊中(包括年報、中期報告、公告、通函)力求以平衡、清晰及全面地評估本集團的表現、狀況及前景。本公司的年度及中期業績分別在有關期間完結後4個月及3個月內適時發表。

內部監控

董事會致力為本集團成立及維持一個健全及有效率的內部監控系統，以保障股東的投資及保護本集團的財產，及達到企業目標。本集團的內部監控的主要部分如下：

1. 已成立已定義的組織結構，有指定限定權力及責任。

2. 制定營運政策及過程。

3. 委任權力 — 委任董事及／或管理層相對的權力等級是根據有關某些業務或營運目標的。由董事會授予決定權的委員會（例如：審核、薪酬及提名），是為審閱、批准及監督本集團某些營運的方面而成立。

4. 預算系統 — (i) 管理層每年編製業務計劃及預測，並須每月檢討及批准。年度預算及每月滾動預算，可助管理層確定及評估來年的重要業務風險對財務影響的可能性，並達到業務目標；(ii) 設有有關每月週期性的及主要資本開支的預算系統。任何和預算案不同的重大變化會調查、解釋及被相關的財務監督批准。

5. 內部稽核部門 — 為了進一步加強本集團的內部監控，在本年內成立了內部稽核部門，內部的核數師可無限制地審閱本集團在各方面的活動及內部監控，任何嚴重的內部監控缺失或錯誤將會立即向董事或直接向審核委員會報告。

6. 審核委員會及董事會每季審閱 — 董事最少每季審閱主要業務及營運活動及本集團的財務表現。

7. 全面的會計系統 — 設有一個可靠及全面的會計系統記錄本集團的財務資料。

8. 管理層每月檢討 — 管理層每月檢討各業務分類的主要營運及財務表現，定期召開會議檢討業務及財務表現與預測比較及將採取的業務策略。

企業管治報告

於本年內，董事會和審核委員會審閱本集團重大的財務、營運及遵守監控及危機管理過程的有效性及效率，董事會大體滿意本集團現有的內部監控系統的有效性及是否足夠。董事會知悉好的企業管治的重要性，並會繼續致力加強本集團的內部監控以支持本集團的進一步發展。

本集團的內部監控系統設計是為提供合理（而不是絕對）的保證，防止未經授權的使用及配置，它只能管理，而不能撇除，所有重大誤述、錯誤、損失及詐欺。



致廣南（集團）有限公司各股東
（於香港註冊成立的有限公司）

本核數師（以下簡稱「我們」）已審核列載於第37頁至第104頁廣南（集團）有限公司（「貴公司」）的綜合財務報表，此綜合財務報表包括於二零零六年十二月三十一日的綜合和公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動報表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部監控，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等財務報表作出意見。我們按照香港《公司條例》第141條的規定，僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部監控，以設計適當的審核程序，但並非為對公司的內部監控的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

核數師報告

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映 貴公司及 貴集團於二零零六年十二月三十一日的財務狀況及截至該日止年度 貴集團的溢利和現金流量，並已按照香港《公司條例》妥為編製。

畢馬威會計師事務所
執業會計師

香港中環
遮打道10號
太子大廈8樓

二零零七年四月二十日

綜合損益表

截至二零零六年十二月三十一日止年度(以港幣列示)

	附註	二零零六年 千元	二零零五年 千元
營業額	2, 12	**1,221,254**	921,217
銷售成本		**(1,057,781)**	(798,270)
毛利		**163,473**	122,947
其他收益	3	**9,906**	11,584
其他收入淨額	3	**14,327**	3,671
分銷成本		**(19,914)**	(15,010)
行政費用		**(47,056)**	(42,367)
其他經營費用		**(9,942)**	(456)
經營溢利		**110,794**	80,369
非經營收入	4	–	59,746
投資物業估值收益淨額		**23,123**	20,497
融資成本	5(a)	**(2,906)**	(396)
應佔聯營公司溢利減虧損		**19,259**	20,315
除税前溢利	5	**150,270**	180,531
所得税	6(a)	**(23,476)**	(736)
本年溢利		**126,794**	179,795
歸屬予:			
本公司股權持有人	25(a)	**121,320**	175,759
少數股東權益	25(a)	**5,474**	4,036
本年溢利		**126,794**	179,795
年度應付本公司股權持有人股息:	10		
年內宣佈派發之中期股息		**13,524**	–
結算日後建議派發之末期股息		**18,032**	13,524
		31,556	13,524
每股盈利	11		
基本		**13.5仙**	19.5 仙
攤薄		**13.5仙**	不適用

第44至第104頁的附註屬本財務報表的一部分。

綜合資產負債表

於二零零六年十二月三十一日(以港幣列示)

	附註	二零零六年 千元	二零零五年 千元
非流動資產			
固定資產			
一 投資物業		**235,651**	207,496
一 其他物業、廠房及設備		**512,275**	167,580
一 以經營租賃持作自用的租賃土地權益		**57,855**	59,330
	13(a)	**805,781**	434,406
佔聯營公司權益	15	**182,434**	176,003
其他非流動金融資產	16	**–**	46
		988,215	610,455
流動資產			
交易證券	17	**3,153**	3,059
存貨	19	**115,478**	236,259
業務及其他應收款項	20	**274,706**	291,986
現金及現金等價物	21	**157,737**	96,871
		551,074	628,175
流動負債			
以應收票據作抵押的銀行借款	22	**81,557**	26,991
業務及其他應付款項	23	**306,377**	200,604
本期税項	18(a)	**18,757**	19,602
		406,691	247,197
流動資產淨值		**144,383**	380,978
總資產減流動負債		**1,132,598**	991,433

綜合資產負債表

於二零零六年十二月三十一日(以港幣列示)

	附註	二零零六年 千元	二零零五年 千元
非流動負債			
遞延税項負債	18(b)	**21,687**	12,217
資產淨值		**1,110,911**	979,216
資本及儲備			
股本	25(c)	**450,792**	450,792
儲備		**622,477**	499,090
本公司股權持有人應佔權益總額	25(a)	**1,073,269**	949,882
少數股東權益		**37,642**	29,334
權益總額		**1,110,911**	979,216

董事會於二零零七年四月二十日核准並許可發出。

董事
譚云標

董事
曾翰南

第44至第104頁的附註屬本財務報表的一部分。

資產負債表

於二零零六年十二月三十一日（以港幣列示）

	附註	二零零六年 千元	二零零五年 千元
非流動資產			
固定資產			
— 投資物業		**98,200**	97,000
— 其他物業、廠房及設備		**957**	1,039
	13(b)	**99,157**	98,039
佔附屬公司權益	14	**381,693**	373,617
佔聯營公司權益	15	**169,258**	188,006
其他非流動金融資產	16	**–**	46
		650,108	659,708
流動資產			
交易證券	17	**3,153**	3,059
業務及其他應收款項	20	**1,018**	1,267
現金及現金等價物	21	**10,747**	12,294
		14,918	16,620
流動負債			
業務及其他應付款項	23	**11,344**	10,915
應付附屬公司款項		**–**	7,878
		11,344	18,793
流動資產／（負債）淨值		**3,574**	(2,173)
資產淨值		**653,682**	657,535
資本及儲備			
股本	25(c)	**450,792**	450,792
儲備		**202,890**	206,743
權益總額	25(b)	**653,682**	657,535

董事會於二零零七年四月二十日核准並許可發出。

董事
譚云標

董事
曾翰南

第44至第104頁的附註屬本財務報表的一部分。

綜合權益變動報表

截至二零零六年十二月三十一日止年度(以港幣列示)

	附註	二零零六年 千元	二零零五年 千元
於一月一日權益總額:			
本公司股權持有人	25(a)	**949,882**	760,915
少數股東權益	25(a)	**29,334**	24,786
		979,216	785,701
已直接在權益確認的收入淨額:			
換算產生的兌差額:			
— 海外附屬公司及聯營公司的財務報表	25(a)	**26,634**	13,783
附屬公司清盤變現的儲備	25(a)	**–**	(38)
已直接在權益確認本年收入淨額		**26,634**	13,745
本年溢利淨額:			
本年溢利淨額	25(a)	**126,794**	179,795
本年確認的收入及費用總額		**153,428**	193,540
歸屬予:			
本公司股權持有人		**147,009**	188,967
少數股東權益		**6,419**	4,573
		153,428	193,540
已宣派予少數股東股息	25(a)	**(1,421)**	(2,232)
年內已宣派股息	25(a)	**(27,048)**	—
少數股東出資	25(a)	**3,310**	2,207
因資本交易引致權益變動:			
股權結算以股份為基礎的交易	25(a)	**3,426**	—
於十二月三十一日權益總額		**1,110,911**	979,216

第44至第104頁的附註屬本財務報表的一部分。

綜合現金流量表

截至二零零六年十二月三十一日止年度（以港幣列示）

	附註	二零零六年 千元	二零零六年 千元	二零零五年 千元	二零零五年 千元
日常業務					
稅前溢利		**150,270**		180,531	
調整：					
— 融資成本		**2,906**		396	
— 利息收入		**(3,359)**		(3,912)	
— 上市證券的股息收入		**(235)**		(235)	
— 交易證券的已變現及未變現（收益）／虧損淨額		**(94)**		141	
— 投資物業估值收益淨額		**(23,123)**		(20,497)	
— 其他非流動金融資產減值虧損		**46**		156	
— 出售固定資產（收益）／虧損淨額		**(512)**		242	
— 負債回撥		**(4,198)**		(42,740)	
— 附屬公司清盤的收益淨額		–		(45)	
— 應收款減值虧損回撥		**(2,013)**		(355)	
— 收回壞賬		–		(17,006)	
— 折舊		**16,681**		8,077	
— 土地租賃費攤銷		**1,778**		1,774	
— 應佔聯營公司溢利減虧損		**(19,259)**		(20,315)	
— 外幣兑換收益		**(2,135)**		(1,762)	
— 固定資產減值虧損		**5,498**		–	
— 股權結算以股份為基礎的交易		**3,426**		–	
計入營運資金變動前之經營溢利結轉		**125,677**		84,450	
存貨減少／（增加）		**129,159**		(205,552)	
業務應收賬款、應收票據及其他應收款項增加		**(22,035)**		(108,539)	
應收同母系附屬公司款項減少		**156**		122	
應收聯營公司款項增加		**(58)**		(63)	
業務應付賬款、其他應付款項及應計提費用增加		**15,442**		61,375	
應付控股公司及同母系附屬公司款項增加／（減少）		**48**		(243)	
因法律申索而受限制現金存款減少		–		4,634	

綜合現金流量表

截至二零零六年十二月三十一日止年度（以港幣列示）

	附註	二零零六年 千元	千元	二零零五年 千元	千元
產生自／(用於)經營的現金		**248,389**		(163,816)	
已收利息		**3,359**		4,515	
已付利息		**(2,906)**		(396)	
已付香港利得稅		**(1,281)**		(1,763)	
已收中國所得稅退稅		**—**		19,874	
已付中國所得稅		**(14,194)**		(11,672)	
產生／(用於)自經營業務的現金淨額			**233,367**		(153,258)
投資活動					
購入固定資產付款		**(225,768)**		(89,166)	
已收上市證券的股息		**235**		235	
已收聯營公司的股息		**18,965**		17,962	
出售固定資產所得款項		**6,387**		423	
用於投資活動的現金淨額			**(200,181)**		(70,546)
融資活動					
已付股息		**(27,048)**		(475)	
於貼現票據到期日向銀行償還款項		**(455,391)**		(43,991)	
向銀行貼現票據所得款項		**509,002**		70,982	
來自融資活動的現金淨額			**26,563**		26,516
現金及現金等價物增加／(減少)			**59,749**		(197,288)
於一月一日的現金及現金等價物			**96,871**		288,749
外幣滙率變更的影響			**1,117**		5,410
於十二月三十一日的現金及現金等價物	21		**157,737**		96,871

第44至第104頁的附註屬本財務報表的一部分。

[illegible]

(a) 遵例聲明

本財務報表是按照所有適用的香港財務報告準則（「香港財務報告準則」）（包括香港會計師公會頒佈的所有個別適用的《香港財務報告準則》、《香港會計準則》（「香港會計準則」）及詮釋）、香港公認會計原則及香港《公司條例》的規定編製。本財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。以下是本集團採用的主要會計政策概要。

香港會計師公會頒佈了某些新訂及經修訂的香港財務報告準則，本集團及本公司於本會計期間首次生效。此等新訂及經修訂的香港財務報告準則對本集團的業績或本集團及本公司的財務狀況於本會計期間及以往會計期間並無任何重大影響。

本集團並無採納任何於本會計期間並未生效的新會計準則或詮釋。（見附註35）。

(b) 財務報表編製的基準

截至二零零六年十二月三十一日止年度的綜合財務報表包括本公司及其附屬公司（合稱「本集團」）的財務報表及本集團於聯營公司的權益。

除以下資產（於下列的會計政策解釋）按公允價值列賬外，本財務報表是以歷史成本作為編製基準。

— 投資物業（見附註1(f)）；及

— 歸類為交易證券的金融工具（見附註1(e)）。

財務報表的編製符合香港財務報告準則要求管理層作出會影響政策應用及資產、負債、收入與開支的報告數額的判斷、估計及假設的規定。估計及有關假設乃根據過往經驗及多個相信在有關情況下屬合理的其他因素而作出，其結果成為對在其他來源並不顯然易見的資產與負債賬面值作出判決的基礎。實際結果可能有異於該等估計。

1. 主要會計政策（續）

(b) 財務報表編製的基準（續）

估計及相關假設會持續檢討。對會計估計進行修訂時，若修訂只影響該期間，則修訂會在修訂估計的期間內確認；若修訂影響到當期及未來期間，則在修訂及未來期間確認。

管理層就採用香港財務報告準則（對財務報告構成重大影響）時所作出的判斷，以及作出對下一年度的財務報表構成重大調整風險之估計的討論內容載列於附註31。

(c) 附屬公司及少數股東權益

附屬公司為集團所控制的實體。當集團有權決定該實體的財務及經營政策從而獲取利益，控制權被確認。在評估控制權時，現存並可行使的潛在投票權已計算在內。

於附屬公司的投資從得到控制權當日開始直到控制權終止當日為止綜合財務報表中綜合入賬。集團內公司之間的結餘及交易，以及集團內公司之間的交易所產生的任何未變現盈利，乃於編製綜合財務報表時悉數撇銷。集團內公司之間的交易而產生的未變現虧損，乃以未變現盈利相同之形式撇銷，惟僅限於並無顯示出現減值者。

少數股東權益是指，非由本公司擁有（無論是直接或間接透過附屬公司）的歸屬於附屬公司淨資產的權益部分，而集團未與該權益持有者達成任何附加協議，致令集團整體上對該等權益產生符合財務負債定義的法定義務。少數股東權益在綜合資產負債表內的股東權益列示，但與可歸屬於公司的股權持有人權益分開。少數股東權益佔集團年度內總溢利或虧損在綜合損益表賬面以分配為少數股東權益及可歸屬於公司股權持有人形式呈報。

倘少數股東應佔虧損超過少數股東於該附屬公司的權益時，公司超出的款額及少數股東應佔的任何進一步虧損乃於本集團的權益中扣除，惟倘少數股東須承擔具約束力之責任及能夠作額外的投資以彌補虧損則作別論。倘若該附屬公司日後有盈利，本集團分配所有此盈利，直至先前由本集團承擔原應由少數股東攤佔的虧損得到彌補為止。

1. 主要會計政策（續）

(c) 附屬公司及少數股東權益（續）

少數股東權益持有人的貸款以及該等持有人的其他合約責任，根據附註1(l)或1(m)（視乎負債的性質而定）於綜合資產負債表呈列為財務負債。

在本公司資產負債表中，附屬公司的投資以成本減減值虧損列示（見附註1(i)），除該投資被列為持作待售（或包括在被列為持作待售的處理組別）（見附註1(u)）。

(d) 聯營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力，包括參與財務及經營政策決策，但不是控制或聯同他人控制管理層的實體。

於聯營公司的投資，除非被列為持作待售（或包括在被列為持作待售的處理組別）（見附註1(u)），是按權益法計入綜合財務報表，並且先以成本入賬，然後就本集團應佔該聯營公司淨資產在收購後的變動作出調整。綜合損益表包含了本集團應佔聯營公司在收購後年內的除税後業績。

倘本集團應佔聯營公司的虧損超過其權益，則本集團的權益將會減至零，並停止繼續進一步確認虧損，惟本集團已產生法定或推定責任，或須代聯營公司付款者則除外。就此而言，本集團於聯營公司的權益為根據權益法所得的投資賬面值連同實際上構成本集團於聯營公司投資淨額一部分的長期權益。

本集團與其聯營公司間進行交易所產生的未實現溢利及虧損以本集團於聯營公司的權益為限予以抵銷，惟倘未實現虧損為已轉讓資產提供減值憑證，則該等虧損即時於損益內確認。

本公司資產負債表所列於聯營公司的投資，是按成本減去減值虧損後入賬（見附註1(i)(ii)），除該投資被列為持作待售（或包括在被列為持作待售的處理組別）（見附註1(u)）。

1. 主要會計政策（續）

(e) 其他股權證券投資

本集團及本公司有關股權證券投資（於附屬公司及聯營公司的投資除外）的政策如下：

股權證券投資以初始成本列示，即其交易價值（除其公允價值可可靠地以評估技術（其可變數值包括從可看得見的市場取得的數據）估計外）。成本包括有關的交易成本（以下指出除外）。此等投資按其分類其後以以下列賬：

為交易所持有的證券投資列為流動資產。任何有關的交易成本在發生時於損益確認。其公允價值會於每個結算日重計，任何衍生的收益或虧損會在損益確認。

股權證券投資如在活躍市場沒有市場報價，而該公允價值不能可靠地計算，則該證券投資在資產負債表中以成本減減值虧損（見附註1(i)）確認。

投資會於本集團正式購買／出售該投資或到期當日確認／停止確認。

(f) 投資物業

投資物業為自己擁有或以經營租賃持有（見附註1(h)）以賺取租金收入及／或資本升值的土地及／或建築物，這包括目前持有但未確定將來用途的土地。

投資物業以公允價值於資產負債表列示。任何因公允價值變更的收益或虧損於損益表確認。投資物業的租金收入以附註1(r)(ii)所解釋入賬。

當本集團以經營租賃持有物業權益以賺取租金收入及／或資本升值，該權益按個別物業的基準被列為投資物業入賬。任何此類被列為投資物業的權益被當作以融資租賃持有入賬（見附註1(h)），並按應用在其他以融資租賃持有的投資物業相同的會計政策應用在此權益。租賃付款如附註1(h)所解釋入賬。

1. 主要會計政策（續）

(f) 投資物業（續）

在建或發展中作將來用作投資物業的物業被列為物業、廠房及設備，並以成本列示，直至有關建設或發展完成，屆時其將被列為以公允價值列示的投資物業。於同日，物業的公允價值與以往賬面值的任何差異會於損益表確認。

(g) 其他物業、廠房及設備

以下固定資產項目按成本值減去累計折舊及減值虧損於資產負債表列賬（見附註1(i)(ii)）：

— 位於租賃持有土地持作自用的建築物，唯該建築物的公允價值可於租賃開始時與租賃持有土地公允價值分開計量（見附註1(h)）；及

— 其他廠房及設備項目。

自建固定資產項目成本包括材料成本、直接人工、拆除該等項目、恢復所在地塊至原狀之初步估計成本及生產經費合適的比例及借款成本。

在建工程乃按成本列賬，其中包括建造成本（包括在建築期間作為利息支出調整的相關貸款的借貸成本和兑差額）及相關設備的成本。縱使有關當局延遲頒發其有關的可交予使用證書，如資產可作其擬定用途前所需的一切準備工作大致完成，上述成本將停止資本化，而在建工程亦會轉入為固定資產。

在建工程不計提折舊。在完工及交予使用時，便會按以下所列合適的折舊率計提折舊。

因棄用或出售一固定資產項目而產生的盈虧，是按該資產項目的出售所得款項淨額與賬面值之間的差額釐定，並於棄用或出售當日在損益表中確認。

1. 主要會計政策（續）

(g) 其他物業、廠房及設備（續）

物業、廠房及設備項目的成本減其剩餘價值（如有），其折舊是以直線法按其估計可使用年期計算如下：

— 位於租賃持有土地的建築物按租賃未屆滿年期或其估計可用年限（由建成日起計不超過50年）之較短者計提折舊。
— 租賃物業裝修 每年20%至50%
— 廠房及機器、傢具、固定裝置及設備 每年10%至20%
— 汽車 每年20%

若物業、廠房及設備項目部份有不同可用年限，項目的成本按合理的基準分配予不同部份及每部份分開計提折舊。資產的可用年限及估計剩餘價值（如有），皆每年檢討。

(h) 租賃資產

倘本集團確定安排具有在商定期限內通過支付一筆或一系列款項而使用某一特定資產或多項資產之權利，則該安排（由一宗交易或一系列交易組成）為租賃或包括租賃。該釐定乃根據安排之內容評估而作出，而無論安排是否具備租賃之法律形式。

(i) 列為租賃給本集團的資產

本集團基本上承受擁有權帶來的全部風險及利益的資產租賃列為融資租賃。出租人沒有轉移擁有權的所有風險及利益給本集團的資產租賃列為經營租賃，除以下列外：

— 符合投資物業定義以經營租賃持有的物業則按個別物業基準歸列類為投資物業，並作為融資租賃入賬（見附註1(f)）；及

(h) 租賃資產（續）

(i) 列為租賃給本集團的資產（續）

— 根據經營租賃為持作自用的土地，若公允價值在租賃開始時不能與位於有關土地上的建築物的公允價值分開計量，會作為根據融資租賃持有入賬，除非有關建築物亦顯然根據經營租賃持有，則作別論。就此而言，租賃的開始時間為本集團首次訂立租約時，或從前承租人接手時。

(ii) 經營租賃費用

倘本集團根據經營租賃使用資產，根據租賃所付之款項會在租賃所涵蓋之會計期間內，以等額在損益表扣除，惟倘有另一基準更能反映租賃資產所賺取的收益模式則除外。所獲得之租賃優惠乃於損益表中確認，作為支付淨租賃款項總額的組成部份。或然租金乃於所產生之會計期間在損益表內扣除。

除該物業已列為投資物業，以經營租賃持作自用的土地成本以直線法按租賃期攤銷（見附註1(f)）。

(i) 資產減值

(i) 股權證券投資、業務及其他應收款項的減值

股權證券投資以及業務及其他應收款項按成本或攤銷成本列值，會在每個結算日檢討，以確定有否客觀減值證據。若存在任何有關證據，則按以下方式釐定及確認任何減值虧損：

— 就按成本列值的非掛牌股權證券而言，減值虧損乃按金融資產賬面值與估計未來現金流量（若貼現影響重大，則按類似金融資產的通行市場現時的回報率貼現）兩者之差額計量。股權證券的減值虧損是不能撥回的。

1. 主要會計政策(續)

(i) 資產減值(續)

(i) 股權證券投資、業務及其他應收款項的減值(續)

— 就按攤銷成本列值的業務及其他應收款項及其他金融資產而言,若貼現影響重大,減值虧損乃按資產賬面值與估計未來現金流量現值的差額,按金融資產原有的實際利率(即在初始確認該等資產時計算的實際利率)貼現計量。

若於其後的期間,減值虧損數額減少,而有關減少可客觀地與在確認減值虧損後發生的事件聯繫,則減值虧損會透過損益轉回。減值虧損轉回不得導致資產賬面值超過假若過往年度並無確認減值虧損而應得者。

(ii) 其他資產的減值

本集團會在每個結算日參考內部和外來的信息,以確定下列資產是否出現減值跡象,或是以往確認的減值虧損不再存在或已經減少:

— 其他物業、廠房及設備;

— 被列為以經營租賃持有之預付租賃土地權益;

— 於附屬公司及聯營公司的投資(除非該投資已列為持作待售(或已包括在被列為持作待售的處理組別)見附註1(u))。

1. 主要會計政策(續)

(i) 資產減值(續)

(ii) 其他資產的減值(續)

如果出現減值跡象,對資產的可收回金額便會作出估計。

— 計算可收回金額

資產的可收回金額是其淨售價與使用價值兩者中的較高額。在評估使用價值時,預期未來現金流量會按可以反映當時市場對貨幣時間值及資產特定風險的評估的税前貼現率,貼現至其現值。如果資產所產生的現金流入基本上不能獨立於其他資產所產生的現金流入,則以能產生獨立現金流入的最小資產組別(即現金產生單位)來釐定可收回金額。

— 確認減值虧損

當資產或其屬於的現金產生單位的賬面金額高於其可收回金額時,便會在損益中確認減值虧損。確認的減值虧損會按比例減少該單位(或一組單位)中其他資產的賬面金額,但減值不會使個別資產的賬面金額減至低於其可計量的公允價值減銷售成本,或其使用價值(如可釐定)。

— 轉回減值虧損

如用作釐定資產可收回金額的估算出現正面的變化,有關的減值虧損便會撥回。

所撥回的減值虧損以假設在以往年度沒有確認減值虧損而應已釐定的資產賬面金額為限。所撥回的減值虧損在確認撥回的年度內計入損益。

(j) 存貨

存貨按成本及可變現淨值兩者中的較低數額入賬。

1. 主要會計政策（續）

(j) 存貨（續）

成本按加權平均成本法計算，包括所有採購成本、轉換成本和將存貨運往現址及達致現狀所產生的其他成本。

可變現淨值是以日常業務過程中的估計售價減去完成生產及銷售所需的估計成本後所得。

所出售存貨的賬面金額在相關收入獲確認的期間內確認為支出。將存貨數額撇減至可變現淨值及存貨的一切虧損，均於出現減值或虧損的期間內確認為支出。任何減值撥回的金額，均於出現撥回的期間內沖減確認為支出的存貨金額。

(k) 業務及其他應收款項

業務及其他應收款項以初始公允價值列賬，其後以攤銷成本減呆壞賬的減值虧損（見附註1(i)(i)）列賬。如應收款為給關聯人士的免息及無固定還款期的貸款或貼現的影響並不重大，則以成本減呆賬的減值虧損（見附註1(i)(i)）列賬。

(l) 計息貸款

計息貸款以初始公允價值減應佔交易成本確認。初始確認後，計息貸款以攤銷成本列賬，而初始確認金額與贖回價值之間的任何差額，連同任何應付利息及費用，按實際利息基準在借貸期間計入損益內。

(m) 業務及其他應付款項

業務及其他應付款項以初始公允價值列賬，其後以攤銷成本列賬。如貼現的影響並不重大，則以成本列賬。

1. 主要會計政策（續）

(n) 現金及現金等價物

現金及現金等價物包括銀行存款及現金、銀行及其他財務機構的活期存款、及短期、流動性極高的投資，這些投資可容易地換算為已知的現金數額及其價值變動的風險不大，並在購入後三個月內到期。銀行透支如屬即期及集團現金管理之一部分亦包括在綜合現金流量表的現金及現金等價物內。

(o) 僱員福利

(i) 短期僱員福利及定額供款退休計劃的供款

僱員的薪金、年獎、定額供款計劃的供款及非現金性福利等費用，均於僱員提供有關服務的年度計入損益，已計入尚未確認為開支的存貨成本的數額除外。若付款或償付已獲遞延並且構成重大影響，則該等金額將按其現值列賬。

關於本集團退休福利計劃供款的更多資料已列載於附註30。

(ii) 以股份為基礎的支出

本公司授予僱員的購股權公允價值會確認為僱員成本，並相應增加股權中的資本儲備。購股權公允價值乃於授出日期使用二項式點陣法定價模式計量，並考慮到授出購股權的條款及條件。若僱員須先履行歸屬條件，方可無條件獲發購股權，則購股權的估計公允價值總額會分配予歸屬期間，並考慮到購股權會歸屬的可能性。

1 主要會計政策（續）

(o) 僱員福利（續）

(ii) 以股份為基礎的支出（續）

於歸屬期間，預期會歸屬的購股權數目會進行檢討。於過往年度確認的任何累計公允價值調整會在檢討年度扣自／計入損益（除非原有僱員開支合資格確認為資產），而資本儲備亦會相應調整。於歸屬日期，確認為開支的數額會作出調整，以反映歸屬購股權的實際數目（並對資本儲備作出相應調整），除非沒收乃僅因未能達成與本公司股份市價有關的歸屬條件所致則另作則論。股權金額乃於資本儲備內確認，直至購股權獲行使（有關金額乃轉撥至股份溢價賬）或購股權屆滿（有關金額將直接撥入保留溢利）為止。

(iii) 離職福利

離職福利僅於本集團以實際上無可能撤回的詳細正規計劃提出自願離職而明確承擔終止僱用或提供福利時確認。

(p) 所得税

本年度所得税包括本期所得税及遞延税項資產和負債的變動。本期所得税及遞延税項資產和負債的變動均在損益內確認，但與直接確認為權益項目相關的，則確認為權益。

本期所得税是按本年度應課税收入根據在結算日已執行或實質上已執行的税率計算的預期應付税項，加上以往年度應付税項的任何調整。

遞延税項資產和負債分別由可抵扣和應課税暫時性差異產生。暫時性差異是指資產和負債在財務報表上的賬面金額與這些資產和負債的計税基礎的差異。遞延税項資產也可以由未使用税務虧損和未使用税收回扣產生。

1. 主要會計政策（續）

(p) 所得稅（續）

除了某些有限的例外情況外，所有遞延税項負債和遞延税項資產（只限於很可能獲得未來應課税利潤以使該遞延税項資產得以使用）則會被確認。由可抵扣暫時性差異所產生遞延税項資產，因有未來應課税利潤的支持而使之確認，包括因轉回目前存在的應課税暫時性差異而產生的金額；但這些轉回的差異必須與同一税務機關及同一應課税實體有關，並預期在可抵扣暫時性差異預計轉回的同一期間或於遞延税項資產所產生時税務虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課税暫時性差異是否足以支持確認由未使用的税務虧損和税收回扣所產生的遞延税項資產時，亦會採用同一準則，即差異是否與同一税務機關及同一應課税實體有關，並是否預期能在使用税務虧損或税收回扣的同一期間內轉回。

不能確認為遞延税項資產和負債的暫時性差異的有限例外情況包括不影響會計或應課税利潤的資產或負債的初始確認（如屬企業合併的一部分則除外）；以及投資於附屬公司相關的暫時性差異（如屬應税差異，不確認本集團可以控制轉回的時間，而且在可預見的將來不大可能轉回的暫時性差異；或如屬可抵扣差異，則只確認很可能在將來轉回的差異）。

遞延税項金額是按照資產和負債賬面金額的預期實現或償還方式，根據已執行或在結算日實質上已執行的税率計量。遞延税項資產和負債均不貼現計算。

本集團會在每個結算日評估遞延税項資產的賬面金額。如果本集團預期不再可能獲得足夠的應課税利潤以抵扣相關的税務利益，該遞延税項資產的賬面金額便會調低；但是如果日後又可能獲得足夠的應課税利潤，有關減額便會轉回。

1. 主要會計政策（續）

(p) 所得稅（續）

本期和遞延稅項結餘及其變動額會分開列示，並且不予抵銷。本期和遞延稅項資產只會在本公司或本集團有法定行使權以本期所得稅資產抵銷本期所得稅負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延稅項負債：

— 就本期所得稅資產和負債的情況下，本公司或本集團計劃按淨額基準結算，或同時變現該資產和償還該負債；或

— 就遞延稅項資產和負債的情況下，這些資產和負債必須與同一稅務機關就以下其中一項徵收的所得稅有關：

  — 同一應課稅實體；或

  — 不同的應課稅實體，但這些實體計劃在日後每個預計有大額遞延稅項負債需要償還或大額遞延稅項資產可以收回的期間內，按淨額基準實現本年所得稅資產和償還本年所得稅負債，或同時變現該資產和償還該負債。

(q) 準備及或然負債

倘若本集團或本公司須就已發生的事件承擔法定或推定義務，而履行該義務預期會導致含有經濟效益外流，並可作出可靠的估計，便會就該不確定時間或數額的其他負債作出準備。如果貨幣時間價值重大，則按預計履行義務所需支出的現值計列準備。

倘若含有經濟效益的外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。

1. 主要會計政策（續）

(r) 收入確認

收入是在經濟效益會流入本集團，以及能夠可靠地計算收入和成本（如適用）時，根據下列方法在損益表內確認：

(i) 銷售貨品

銷售貨品的收入在客戶接收貨品及相關的擁有權風險與回報時確認。收入不包括增值稅或其他銷售稅，並已扣除任何營業折扣。

(ii) 經營租賃租金收入

根據經營租賃而應收之租金收入，乃以等額於租賃所涵蓋之期間在損益表中確認，惟倘另一基準更能反映租賃資產所賺取之利益則除外。所授出之租賃優惠乃於損益表中確認，作為應收淨租賃款項總額之一部份。或然租金乃於所賺取之會計期間確認為收入。

(iii) 股息

— 非上市投資的股息收入乃於股東收取股息付款的權利確立時確認。

— 上市投資的股息收入在投資項目的股價除息時確認。

(iv) 利息收入

確認利息收入是採用實際利息方法計算。

(s) 外幣換算

年內的外幣交易是按交易日的適用外幣率換算為港幣。以外幣計算的貨幣資產及負債，則按結算日的適用外幣率換算為港幣。滙兑盈虧均在損益表確認。

1. 主要會計政策（續）

(s) 外幣換算（續）

以外幣歷史成本計量的非貨幣資產及負債，乃以交易日期的外幣匯率換算。以外幣為單位並以公允價值列賬的非貨幣資產及負債乃採用釐定公允價值日期的外幣匯率換算。

香港境外業務的業績按交易日期的大約的外幣匯率換算為港幣。資產負債表的項目按結算日的外幣匯率換算為港幣。因此產生的匯兑差額以個別項目直接計入權益中。

出售外國業務而言，有關該外國業務之匯兑差額之累計數額，乃計入出售之損益中。

(t) 借款成本

借款成本於產生期間在損益表內列作開支。

(u) 持作待售的非流動資產

如非流動資產的賬面金額是極大可能透過出售交易而收回，而並非透過持續使用，及其現時狀況為可出售的，此非流動資產分類為持作待售。

立即於分類為持作待售前，非流動資產的最新金額是根據分類前的會計政策計算的。然後，在其最初分類為持作待售及直至其出售，非流動資產（除以下解釋某些資產外）以其賬面值及公允價值減出售成本兩者較低來確認。此計算政策的主要例外為就本集團及本公司的財務報表而言，遞延税項資產、來自員工福利的資產、金融資產（除投資附屬公司、聯營公司及合營企業外）及投資物業。此等資產就算持作待售，也會繼續根據附註1所指的政策去計算。

1. 主要會計政策(續)

(u) 持作待售的非流動資產(續)

於最初分類為持作待售及於其後在其持作待售時重新計算的減值虧損在損益表內確認。只要非流動資產仍然分類為持作待售,此非流動資產是不會計提折舊或作攤銷的。

(v) 關連人士

為此財務報表為目的,與本集團關聯人士是指:

(i) 該人士有能力直接或間接透過一個或多個中介人控制本集團、或可發揮重大影響本集團的財務及經營決策,或共同控制本集團;

(ii) 本集團及該人士均受共同控制;

(iii) 該人士屬本集團的聯營公司或本集團為其中一合資方的合營企業;

(iv) 該人士屬本集團主要管理人員的成員、或本集團的母公司、或屬個人的近親家庭成員、或受該等個人人士控制、共同控制或重大影響的實體;

(v) 該人士如屬(i)所指的近親家庭成員或受該等個人人士控制、共同控制或重大影響的實體;或

(vi) 該人士屬提供福利予本集團的僱員或與本集團關聯的實體的僱員離職後福利計劃。

個人的近親家庭成員指可影響,或受該個人影響,他們與該實體交易的家庭成員。

(w) 分類報告

分類項目為按本集團所從事提供產品或服務(業務分類)或在某一特定經濟環境內提供產品或服務(經營地區分類)之可區別項目,而每一個項目所承擔之風險及回報與其他分類項目有所不同。

1. 主要會計政策(續)

(w) 分類報告(續)

根據本集團的內部財務報告系統,本集團已選擇業務分類作為其主要呈報方式,而以經營地區分類為次要呈報方式。

分類收入、費用、業績、資產及負債包括直接撥歸該類別的項目以及可按合理基準分配至該類別的項目。除屬單一分類內集團之間的結餘及交易外,分類收入、費用、資產及負債乃於綜合賬目過程中,在撇除集團之間結餘及集團之間交易前釐訂。分類間的價格,乃按提供予其他外界各方的類似條款而釐訂。

分類資本開支為於期內購買預期可使用超過一個期間的分類資產(包括有形及無形)而產生的總成本。

未分配項目主要包括財務及公司資產、計息貸款、借款、税項、公司及融資費用。

2. 營業額

本集團年內的主要業務是製造及出售馬口鐵、物業租賃、食品代理及貿易。

營業額包括抵銷本集團公司間交易後銷售貨品的價值以及根據經營租賃所收取有關投資物業的租金收入。年內,已於營業額內確認的每個重大類別的收入如下:

	二零零六年 千元	二零零五年 千元
銷售貨品		
— 馬口鐵	**1,108,939**	797,798
— 食品代理及貿易	**86,858**	97,890
	1,195,797	895,688
物業租賃	**25,457**	25,529
	1,221,254	921,217

（以港幣列示）

3. 其他收益及收入淨額

	二零零六年 千元	二零零五年 千元
其他收益		
出售廢料	**2,500**	3,814
利息收入	**3,359**	3,912
管理收入	**228**	88
上市證券的股息收入	**235**	235
已收補貼	**1,033**	294
其他	**2,551**	3,241
	9,906	11,584
其他收入淨額		
出售固定資產收益／（虧損）淨額	**512**	(242)
交易證券的已變現及未變現收益／（虧損）淨額	**94**	(141)
應收款減值虧損回撥	**2,013**	355
負債回撥	**4,198**	–
其他非流動金融資產減值虧損	**(46)**	(156)
已變現及未變現的滙兌收益淨額	**7,556**	3,855
	14,327	3,671

4. 非經營收入

	附註	二零零六年 千元	二零零五年 千元
負債回撥	(i)	–	42,740
收回壞賬	(ii)	–	17,006
		–	59,746

附註：

(i) 此數額主要為多年未償還及未被要求清償負債的回撥。董事認為有關債權人將來不會向本集團申索。

(ii) 此金額主要為以前因未確定能否收回應收賬項在損益表內所作撥備或撇賬的回撥。於截至二零零五年十二月三十一日止期間，若干壞賬已被收回而有關撥備已於損益表中相應回撥。

除稅前溢利已扣除／（計入）下列各項：

	二零零六年 千元	二零零五年 千元
(a) 融資成本：		
須於五年內償還的銀行預付及其他借款利息	**2,906**	396
(b) 員工成本：		
定額供款計劃之供款淨額	**1,341**	1,338
股權結算以股份為基礎的開支	**3,426**	—
薪金、工資及其他福利	**38,939**	31,077
	43,706	32,415
(c) 其他項目：		
已出售存貨成本 *（附註）*	**1,051,265**	780,571
核數師酬金	**2,246**	2,121
折舊	**16,681**	8,077
土地租賃費攤銷	**1,778**	1,774
固定資產及存貨的減值虧損	**9,346**	—
有關物業租賃的經營租賃費用	**939**	654
投資物業應收租金減直接費用2,190,000元（二零零五年：2,261,000元）	**(23,267)**	(23,268)

附註：存貨成本當中包括24,880,000元（二零零五年：16,311,000元）有關員工成本及折舊成本，而上表亦分別呈列該兩項開支的個別總數。

8. 綜合損益表內的所得稅

(a) 綜合損益表所列的稅項為:

	附註	二零零六年 千元	二零零五年 千元
本期稅項 — 香港利得稅準備			
本年度按稅率17.5%(二零零五年:17.5%)估計應評稅溢利的香港利得稅準備		**650**	1,286
以往年度之撥備不足		**9**	11
		659	1,297
本期稅項 — 中國			
本年度稅項		**13,941**	16,567
以往年度之撥備不足		**30**	617
再投資退稅	(i)	**—**	(19,874)
	(ii)	**13,971**	(2,690)
遞延稅項			
暫時性差異產生及轉回		**8,846**	2,129
		23,476	736

附註:

(i) 截至二零零五年十二月三十一日止年度,隨着中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)將保留溢利資本化後,本集團已成功向中山市國家稅務局取得中國企業所得稅稅務退款。

(ii) 在中國成立及經營的附屬公司的所得稅,是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。

(iii) 一間附屬公司中粵馬口鐵的新的生產線可享有稅務優惠 — 首兩年為免稅及第3至5年所得稅率減半。根據中山市國家稅務局的批覆,被視為中粵馬口鐵新的生產線的溢利的比例是根據中粵馬口鐵的總課稅收入的40%來決定。

8. 綜合損益表內的所得稅(續)

(b) 所得稅支出與會計溢利按適用稅率計算的對賬:

	二零零六年 千元	二零零五年 千元
除稅前溢利	**150,270**	180,531
按照在相關國家獲得溢利的適用 稅率計算除稅前溢利的名義稅項	**26,799**	35,899
不可扣減支出的稅項影響	**4,203**	3,034
毋須應課稅收入的稅項影響	**(7,785)**	(16,004)
未確認本年未使用稅項虧損的稅項影響	**2,245**	669
使用未確認稅項虧損的稅項影響	**(2,025)**	(3,616)
再投資退稅	**—**	(19,874)
以往年度撥備不足	**39**	628
實際稅項支出	**23,476**	736

香港利得稅計算所採用的稅率為17.5%(二零零五年:17.5%)。中國適用的所得稅稅率介乎10.8%至33%(二零零五年:15%至33%),此乃按照中國附屬公司所位於的地區的稅率而釐定的。

7. 董事酬金

依照香港《公司條例》第161 條列報的董事酬金如下:

	董事袍金 千元	基本薪金、津貼及其他福利 千元	退休計劃供款 千元	花紅 千元	小計 千元	以股份為基礎的開支 千元 (附註)	二零零五總額 千元
執行董事							
梁江	—	409	255	480	1,144	—	1,144
譚云標	—	344	143	360	847	—	847
曾翰南	—	894	30	166	1,090	—	1,090
非執行董事							
趙雷力	—	—	—	—	—	—	—
羅蕃郁	—	—	—	—	—	—	—
梁劍琴	—	—	—	—	—	—	—
獨立非執行董事							
譚惠珠	—	300	—	—	300	—	300
Gerard Joseph McMahon	—	300	—	—	300	—	300
李嘉強	—	300	—	—	300	—	300
總額	—	2,547	428	1,006	3,981	—	3,981

	董事袍金 千元	基本薪金、津貼及其他福利 千元	退休計劃供款 千元	花紅 千元	小計 千元	以股份為基礎的開支 千元 (附註)	二零零六總額 千元
執行董事							
梁 江	–	**421**	**260**	**480**	**1,161**	**582**	**1,743**
譚云標	–	**340**	**259**	**1,294**	**1,893**	**582**	**2,475**
曾翰南	–	**941**	**30**	**543**	**1,514**	**87**	**1,601**
非執行董事							
趙雷力	–	–	–	–	–	**58**	**58**
羅蕃郁	–	–	–	–	–	**58**	**58**
梁劍琴	–	–	–	–	–	**58**	**58**
董德才	–	–	–	–	–	–	–
侯卓冰	–	–	–	–	–	–	–
獨立非執行董事							
譚惠珠	–	**300**	–	–	**300**	**58**	**358**
Gerard Joseph McMahon	–	**300**	–	–	**300**	**58**	**358**
李嘉強	–	**300**	–	–	**300**	**58**	**358**
總額	–	**2,602**	**549**	**2,317**	**5,468**	**1,599**	**7,067**

7. 董事酬金（續）

附註：此金額為根據本公司購股權計劃所授出購股權予董事所估計的價值。此等購股權的價值是按本集團會計政策的附註1(o)(ii)以股份為基礎的支出交易所述而計算的。

此非現金福利的詳情（包括已授出購股權的主要條款及數目）於董事會報告內的「購股權計劃」一段及附註24披露。

8. 最高酬金個別人士

於五名最高酬金的個別人士中，兩名董事（二零零五年：三名）的有關酬金已在附註7披露。其他三名（二零零五年：兩名）個別人士的酬金總額如下：

	二零零六年 千元	二零零五年 千元
基本薪金、津貼及其他福利	**1,010**	779
退休計劃供款	**448**	305
以股份為基礎的開支	**1,305**	—
花紅	**2,743**	495
	5,506	1,579

該三名（二零零五年：兩名）最高酬金個別人士的酬金的範圍如下：

	二零零六年 個別人士人數	二零零五年 個別人士人數
元		
0 — 1,000,000	—	2
1,000,001 — 1,500,000	—	—
1,500,001 — 2,000,000	**3**	—

9. 本公司股權持有人應佔溢利

本公司股權持有人應佔綜合溢利包括一筆已列入本公司財務報表內19,769,000元的溢利（二零零五年：71,004,000元）。

10. 股息

(a) 年度應付本公司股權持有人股息：

	二零零六年 千元	二零零五年 千元
已宣派及已支付之中期股息每股普通股1.5仙 （二零零五年：每股普通股零仙）	**13,524**	–
結算日後建議派發之末期股息每股普通股 2.0仙（二零零五年：每股普通股1.5仙）	**18,032**	13,524
	31,556	13,524

於結算日後建議派發之末期股息並未於結算日確認為負債。

(b) 於年內批准及支付歸屬於前一財政年度應付本公司股權持有人股息：

	二零零六年 千元	二零零五年 千元
於年內批准及支付歸屬於前一財政年度之 末期股息每股普通股1.5仙 （二零零五年：每股普通股零仙）	**13,524**	–

11. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照本公司普通股股權持有人應佔溢利121,320,000元（二零零五年：175,759,000元）及於年內已發行普通股901,583,285股（二零零五年：901,583,285股）計算。

11. 每股盈利（續）

(b) 每股攤薄盈利

截至二零零六年十二月三十一日止年度，由於潛在的普通股沒有被攤薄，每股攤薄盈利的金額與每股基本盈利相同。截至二零零五年十二月三十一日止年度，並沒有潛在的普通股。

12. 分類報告

分類資料按本集團業務及經營地區作分類。業務分類因與本集團內部財務報告較相關而作為主要呈報方式。

按業務分類

本集團包括以下主要業務分類：

馬口鐵	：	生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料
食品代理及貿易	：	食品代理及買賣
物業租賃	：	出租物業以產生租金收入

12. 分類報告（續）

按業務分類（續）

	截至二零零六年十二月三十一日止年度					
	馬口鐵	食品代理及貿易	物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	1,108,939	86,858	25,457	–	–	1,221,254
分類間收益	1,991	–	169	(2,160)	–	–
其他外部客戶的收益	4,463	1,812	28	–	17,695	23,998
合計	1,115,393	88,670	25,654	(2,160)	17,695	1,245,252
分類業績	81,797	16,648	16,662			115,107
未分配經營收入及費用						(4,313)
經營溢利						110,794
應佔聯營公司溢利減虧損	–	–	–	–	19,259	19,259
投資物業估值收益淨額	–	–	23,123	–	–	23,123
融資成本						(2,906)
所得稅						(23,476)
稅後利潤						126,794
年度折舊及攤銷	16,469	104	1,605			
年度減值虧損產生／（回撥）	9,346	(1,185)	–			

附註：

(i) 年內，食品貿易及鮮活商品代理的業務分類合併為一業務分類。此分類與本集團內部財務報告系統是一致的。比較數字已按本年的呈列調整。

(ii) 董事認為投資物業公允價值的變更並不構成本集團經營表現的一部份。據此，投資物業估值收益或虧損淨額包括在經營溢利之後。比較數字已按本年的呈列調整。

12. 分類報告（續）

按業務分類（續）

	截至二零零五年十二月三十一日止年度					
		食品代理		分類間		
	馬口鐵	及貿易	物業租賃	對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	797,798	97,890	25,529	—	—	921,217
分類間收益	2,157	—	109	(2,266)	—	—
其他外部客戶的收益	6,586	717	242	—	7,474	15,019
合計	806,541	98,607	25,880	(2,266)	7,474	936,236
分類業績	55,095	17,056	17,764			89,915
未分配經營收入及費用						(9,546)
經營溢利						80,369
應佔聯營公司溢利						
減虧損	—	—	—	—	20,315	20,315
投資物業估值收益淨額	—	—	20,497	—	—	20,497
非經營收入						59,746
融資成本						(396)
所得稅						(736)
稅後利潤						179,795
年度折舊及攤銷	7,867	100	1,566			
年度減值虧損回撥	—	(627)	—			

12. 分類報告（續）

按業務分類（續）

	二零零六年			
	馬口鐵 千元	食品代理及貿易 千元	物業租賃 千元	綜合 千元
分類資產	**1,017,617**	**59,892**	**263,986**	**1,341,495**
佔聯營公司權益				**182,434**
未分配資產				**15,360**
總資產				**1,539,289**
分類負債	**230,068**	**40,539**	**5,749**	**276,356**
未分配負債				**152,022**
總負債				**428,378**
年內產生的資本開支	**366,576**	**186**	**2,212**	

	二零零五年			
	馬口鐵 千元	食品代理及貿易 千元	物業租賃 千元	綜合 千元
分類資產	761,682	52,487	230,800	1,044,969
佔聯營公司權益				176,003
未分配資產				17,658
總資產				1,238,630
分類負債	124,789	39,010	4,652	168,451
未分配負債				90,963
總負債				259,414
年內產生的資本開支	45,709	48	3,257	

12. 分類報告（續）

經營地區分類

本集團之業務是在兩個主要經濟地區經營。香港為食品代理及貿易的主要市場，而中國（香港除外）為本集團其他業務主要的市場。

按經營地區分類呈列資料時，分類收益乃按顧客地區分佈計算。分類資產及資本開支則按資產之地區分佈計算。

	二零零六年	
	中國	**香港**
	千元	**千元**
來自外部客戶的收益	**1,132,337**	**88,917**
分類資產	**1,172,526**	**168,969**
年內產生的資本開支	**368,782**	**192**

	二零零五年	
	中國	香港
	千元	千元
來自外部客戶的收益	821,644	99,573
分類資產	889,275	155,694
年內產生的資本開支	48,966	48

（以港幣列示）

13. 固定資產

(a) 本集團

	持作自用的建築物 千元	租賃物業裝修 千元	在建工程 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	以經營租賃持作自用的租賃土地權益 千元	總額 千元
成本或估值：									
於二零零五年一月一日	81,803	1,914	4,575	126,603	2,793	217,688	184,298	67,328	469,314
滙兌調整	1,531	–	108	6,494	104	8,237	2,701	361	11,299
增置	–	64	46,776	2,267	–	49,107	–	–	49,107
出售	(577)	(60)	–	(1,368)	(195)	(2,200)	–	–	(2,200)
從在建工程轉入	9,184	–	(47,282)	38,098	–	–	–	–	–
公允價值調整	–	–	–	–	–	–	20,497	–	20,497
於二零零五年十二月三十一日	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
代表：									
成本	91,941	1,918	4,177	172,094	2,702	272,832	–	67,689	340,521
估值 – 二零零五年	–	–	–	–	–	–	207,496	–	207,496
	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
累計折舊：									
於二零零五年一月一日	21,980	1,862	–	67,034	1,196	92,072	–	6,434	98,506
滙兌調整	884	–	–	5,674	80	6,638	–	151	6,789
本年度折舊	1,809	19	–	5,970	279	8,077	–	1,774	9,851
出售時回撥	(169)	(35)	–	(1,155)	(176)	(1,535)	–	–	(1,535)
於二零零五年十二月三十一日	24,504	1,846	–	77,523	1,379	105,252	–	8,359	113,611
賬面淨值：									
於二零零五年十二月三十一日	67,437	72	4,177	94,571	1,323	167,580	207,496	59,330	434,406

	持作自用的建築物 千元	租賃物業裝修 千元	在建工程 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	以經營租賃持作自用的租賃土地權益 千元	總額 千元
成本或估值：									
於二零零六年一月一日	**91,941**	**1,918**	**4,177**	**172,094**	**2,702**	**272,832**	**207,496**	**67,689**	**548,017**
滙兌調整	**2,672**	**–**	**157**	**11,356**	**153**	**14,338**	**4,642**	**555**	**19,535**
增置	**487**	**–**	**364,525**	**2,826**	**1,149**	**368,987**	**390**	**–**	**369,377**
出售	**–**	**–**	**–**	**(26,235)**	**(838)**	**(27,073)**	**–**	**–**	**(27,073)**
從在建工程轉入	**–**	**–**	**(563)**	**563**	**–**	**–**	**–**	**–**	**–**
公允價值調整	**–**	**–**	**–**	**–**	**–**	**–**	**23,123**	**–**	**23,123**
於二零零六年十二月三十一日	**95,100**	**1,918**	**368,296**	**160,604**	**3,166**	**629,084**	**235,651**	**68,244**	**932,979**
代表：									
成本	**95,100**	**1,918**	**368,296**	**160,604**	**3,166**	**629,084**	**–**	**68,244**	**697,328**
估值 – 二零零六年	**–**	**–**	**–**	**–**	**–**	**–**	**235,651**	**–**	**235,651**
	95,100	**1,918**	**368,296**	**160,604**	**3,166**	**629,084**	**235,651**	**68,244**	**932,979**
累計折舊：									
於二零零六年一月一日	**24,504**	**1,846**	**–**	**77,523**	**1,379**	**105,252**	**–**	**8,359**	**113,611**
滙兌調整	**1,537**	**–**	**–**	**8,911**	**128**	**10,576**	**–**	**252**	**10,828**
本年度折舊	**8,008**	**19**	**–**	**8,325**	**329**	**16,681**	**–**	**1,778**	**18,459**
出售時回撥	**–**	**–**	**–**	**(20,519)**	**(679)**	**(21,198)**	**–**	**–**	**(21,198)**
減值虧損	**–**	**–**	**–**	**5,498**	**–**	**5,498**	**–**	**–**	**5,498**
於二零零六年十二月三十一日	**34,049**	**1,865**	**–**	**79,738**	**1,157**	**116,809**	**–**	**10,389**	**127,198**
賬面淨值：									
於二零零六年十二月三十一日	**61,051**	**53**	**368,296**	**80,866**	**2,009**	**512,275**	**235,651**	**57,855**	**805,781**

13. 固定資產（續）

(b) 本公司

	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：						
於二零零五年一月一日	1,381	2,609	1,488	5,478	78,200	83,678
增置	64	28	–	92	–	92
出售	(60)	–	–	(60)	–	(60)
公允價值調整	–	–	–	–	18,800	18,800
於二零零五年十二月三十一日	1,385	2,637	1,488	5,510	97,000	102,510
代表：						
成本	1,385	2,637	1,488	5,510	–	5,510
估值－二零零五年	–	–	–	–	97,000	97,000
	1,385	2,637	1,488	5,510	97,000	102,510
累計折舊：						
於二零零五年一月一日	1,329	1,607	1,252	4,188	–	4,188
本年度折舊	19	245	54	318	–	318
出售時回撥	(35)	–	–	(35)	–	(35)
於二零零五年十二月三十一日	1,313	1,852	1,306	4,471	–	4,471
賬面淨值：						
於二零零五年十二月三十一日	72	785	182	1,039	97,000	98,039

	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：						
於二零零六年一月一日	**1,385**	**2,637**	**1,488**	**5,510**	**97,000**	**102,510**
增置	**–**	**83**	**320**	**403**	**–**	**403**
出售	**–**	**(289)**	**(588)**	**(877)**	**–**	**(877)**
公允價值調整	**–**	**–**	**–**	**–**	**1,200**	**1,200**
於二零零六年十二月三十一日	**1,385**	**2,431**	**1,220**	**5,036**	**98,200**	**103,236**
代表：						
成本	**1,385**	**2,431**	**1,220**	**5,036**	**–**	**5,036**
估值－二零零六年	**–**	**–**	**–**	**–**	**98,200**	**98,200**
	1,385	**2,431**	**1,220**	**5,036**	**98,200**	**103,236**
累計折舊：						
於二零零六年一月一日	**1,313**	**1,852**	**1,306**	**4,471**	**–**	**4,471**
本年度折舊	**19**	**187**	**76**	**282**	**–**	**282**
出售時回撥	**–**	**(220)**	**(454)**	**(674)**	**–**	**(674)**
於二零零六年十二月三十一日	**1,332**	**1,819**	**928**	**4,079**	**–**	**4,079**
賬面淨值：						
於二零零六年十二月三十一日	**53**	**612**	**292**	**957**	**98,200**	**99,157**

(c) 物業的賬面淨值分析如下：

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	千元	千元	**千元**	千元
於香港以長期租賃持有	**98,200**	97,000	**98,200**	97,000
於中國其他地區				
以中期租賃持有	**262,613**	237,263	**–**	–
	360,813	334,263	**98,200**	97,000
代表：				
以公允價值列賬的				
土地及建築物	**235,651**	207,496	**98,200**	97,000
以成本列賬的建築物	**67,307**	67,437	**–**	–
	302,958	274,933	**98,200**	97,000
以經營租賃持作自用的				
租賃土地權益	**57,855**	59,330	**–**	–
	360,813	334,263	**98,200**	97,000

(d) 本集團及本公司位於香港的投資物業於二零零六年十二月三十一日由永利行評值顧問有限公司（其部份員工為香港測量師學會會員）按公開市值基準重估為98,200,000元（二零零五年：97,000,000元）。本集團位於中國的投資物業137,451,000元（二零零五年：110,496,000元），由一所中國獨立的物業估值師行深圳中勝會計師事務所 — 中國註冊房地產估價師於二零零六年十二月三十一日按公開市值基準作出重估。

(e) 本集團根據經營租賃租出投資物業。該等租賃初期為期一至二十八年，期滿後可於重新磋商所有條款後續期。該等租賃並無包括或然租金。

13. 固定資產（續）

(e) （續）

本集團根據不可解除的經營租賃在日後應收的最低租賃款項總數如下：

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	千元	千元	**千元**	千元
一年內	**20,122**	19,310	**3,055**	599
一年後但五年內	**49,413**	51,334	**3,583**	485
五年後	**35,370**	46,990	**–**	—
	104,905	117,634	**6,638**	1,084

14. 佔附屬公司權益

	本公司	
	二零零六年	二零零五年
	千元	千元
非上市股份（按成本值）	**211,409**	211,409
予附屬公司的借款	**124,705**	119,024
應收附屬公司款項	**404,421**	553,801
	740,535	884,234
減：減值虧損	**(358,842)**	(510,617)
	381,693	373,617

附屬公司（除另有註明外，附屬公司均在香港註冊成立）的詳情載於附註36。該等附屬公司全部按附註1(c)界定為受控制附屬公司，並已在本集團的綜合財務報表中反映。未綜合至財務報表的正進行清盤公司詳情載於附註37。

15. 佔聯營公司權益

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千元	千元	千元	千元
非上市股份（按成本值）	–	–	**244,980**	244,980
應佔資產淨值	**182,434**	157,192	–	–
應收聯營公司款項	–	18,811	–	18,748
	182,434	176,003	**244,980**	263,728
減：減值虧損	–	–	**(75,722)**	(75,722)
	182,434	176,003	**169,258**	188,006

聯營公司均在中國註冊成立，詳情載於附註38。

聯營公司財務資料概要

	資產	負債	權益	收入	溢利
	千元	千元	千元	千元	千元
二零零六年					
百份之百	**552,603**	**(134,224)**	**418,379**	**1,149,093**	**47,435**
本集團實際權益	**219,150**	**(53,432)**	**165,718**	**457,143**	**19,259**
二零零五年					
百份之百	610,629	(213,003)	397,626	1,007,886	50,817
本集團實際權益	241,700	(84,508)	157,192	399,842	20,315

16. 其他非流動金融資產

	本集團及本公司	
	二零零六年	二零零五年
	千元	千元
股權證券		
非上市股權證券（按成本）	**540**	540
減：減值虧損	**(540)**	(494)
	–	46

17. 交易證券

	本集團及本公司	
	二零零六年	二零零五年
	千元	千元
交易證券（按市值）		
香港上市股權證券	**3,153**	3,059

18. 資產負債表內的所得稅

(a) 資產負債表內的本期稅項為：

	本集團	
	二零零六年	二零零五年
	千元	千元
本年度內香港利得稅準備	**650**	1,286
已付暫繳利得稅	**(970)**	(984)
	(320)	302
香港以外稅項	**19,077**	19,300
	18,757	19,602

13. 綜合資產負債表內的所得稅(續)

(b) 遞延税項資產及負債確認:

本集團

於綜合資產負債表內確認的遞延税項(資產)／負債的構成部份及其年內變動如下:

	超過有關折舊的折舊免税額	投資物業重估	税項虧損	總額
	千元	千元	千元	千元
遞延税項源自:				
於二零零五年一月一日	7,725	2,108	—	9,833
滙率差異	202	53	—	255
列支／(計入)綜合損益表內	1,519	1,480	(870)	2,129
於二零零五年十二月三十一日	9,446	3,641	(870)	12,217
於二零零六年一月一日	**9,446**	**3,641**	**(870)**	**12,217**
滙率差異	**371**	**253**	**–**	**624**
列支／(計入)綜合損益表內	**1,619**	**7,785**	**(558)**	**8,846**
於二零零六年十二月三十一日	**11,436**	**11,679**	**(1,428)**	**21,687**

(c) 未確認遞延税項資產:

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千元	千元	千元	千元
税項虧損	**2,431,088**	2,478,863	**2,335,145**	2,370,516

根據現時税務條例,除4,006,000元(二零零五年:15,489,000元)税項虧損將於未來五年內過期外,其餘税項虧損並沒有到期。

19. 存貨

(a) 於綜合資產負債表內的存貨包括:

	本集團	
	二零零六年	二零零五年
	千元	千元
原材料、零備件及消耗品	**65,948**	148,076
製成品	**49,530**	88,183
	115,478	236,259

(b) 被確認為費用的存貨金額分析如下:

	本集團	
	二零零六年	二零零五年
	千元	千元
已出售存貨賬面值	**1,051,265**	780,571
存貨減值	**3,848**	—
	1,055,113	780,571

20. 業務及其他應收款項

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千元	千元	千元	千元
業務應收賬款	**14,230**	16,570	**637**	190
應收票據	**234,040**	197,309	**–**	—
其他應收款項、訂金及預付款	**26,430**	77,945	**375**	1,072
應收同母系附屬公司款項	**6**	162	**6**	5
	274,706	291,986	**1,018**	1,267

於業務及其他應收款項中預期可於一年後收回的結餘為259,000元(二零零五年:302,000元)。

20. 業務及其他應收款項（續）

包括在業務及其他應收款項中的業務應收賬款及應收票據（減呆壞賬準備），以發票日期分類之賬齡分析如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千元	千元	千元	千元
一個月內	**149,105**	76,003	**508**	125
一至三個月	**92,386**	74,666	**—**	65
超過三個月但少於十二個月	**6,779**	63,210	**129**	—
	248,270	213,879	**637**	190

本集團有一套既定政策，信貸期由需預付至不超過180日。

21. 現金及現金等價物

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千元	千元	千元	千元
銀行定期存款	**37,477**	47,815	**9,332**	11,456
銀行存款及現金	**120,260**	49,056	**1,415**	838
	157,737	96,871	**10,747**	12,294

除功能貨幣外，包括在資產負債表內的現金及現金等價物中有以下貨幣金額：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千元	千元	千元	千元
美元	**美元7,612**	美元1,922	**美元1,154**	美元1,139

22. 以應收票據作抵押的銀行借款

	本集團	
	二零零六年	二零零五年
	千元	千元
以應收票據作抵押的銀行借款	**81,557**	26,991

銀行借款以相關應收票據作抵押，其每年固定利率為3.24厘（二零零五年：3.24厘）。

於二零零五年及二零零六年十二月三十一日，銀行借款於一年內償還。

23. 業務及其他應付款項

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千元	千元	千元	千元
業務應付賬款	**103,837**	95,447	**29**	29
其他應付款項及應計提費用	**172,955**	74,037	**11,267**	10,886
應付聯營公司款項	**18**	18	**–**	–
應付少數股東款項	**6,269**	7,852	**–**	–
應付控股公司及同母系附屬公司款項	**23,298**	23,250	**48**	–
	306,377	200,604	**11,344**	10,915

預期將於一年後付清的業務及其他應付款項為1,557,000元（二零零五年：557,000元）。

包括在業務及其他應付款項中的為業務應付賬款，其賬齡分析如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千元	千元	千元	千元
一個月內或接獲通知時到期	**103,837**	95,447	**29**	29

(以港幣列示)

23. 業務及其他應付款項(續)

除功能貨幣外，包括在業務及其他應付款項中有以下貨幣金額：

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	千元	千元	**千元**	千元
人民幣	**人民幣27,518**	人民幣25,000	**人民幣2,513**	人民幣 –
美元	**美元7,869**	美元6,187	**美元 –**	美元 –

24. 股權結算以股份為基礎的交易

為了使公司的購股權計劃條款能與時並進，從而為董事提供更大的彈性，本公司於二零零一年八月二十四日採納一項新購股權計劃(「二零零一年購股權計劃」)。根據二零零一年購股權計劃，董事獲授權向本公司及其附屬公司的全職受聘僱員，包括執行董事，但不包括非執行董事，邀請其認購購股權以認購本公司股份。按二零零一年購股權計劃，提出的邀請可自該邀請發出日起二十一天內以書面接納及由認購者以10元的總代價支付予本公司。購股權可於授出日之後滿三個月起至五年期間內行使。每一股購股權只能認購一股本公司股份。

於二零零四年六月十一日，本公司之股東已通過決議案採納具有與目前慣例可資比較之條款之新購股權計劃(「二零零四年購股權計劃」)以招聘及挽留優秀之僱員可長遠地為本集團服務，並且與其顧問、專業諮詢人、貨品或服務之供應商及客戶維持良好關係，亦可招徠對本集團有價值之人力資源。二零零四年購股權計劃之合資格參與者包括本公司之董事(包括非執行及獨立非執行董事)、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。

同日，本公司之股東亦通過決議案終止二零零一年購股權計劃。根據舊計劃以前所授出的購股權仍有效，直至失效為止。

24. 股權結算以股份為基礎的交易（續）

(a) 於年內存在的授出條款及條件如下（所有購股權均以實物股票支付）：

	購股權的數目	歸屬的條件	購股權的合約期限
董事持有的購股權：			
—於二零零四年二月六日授予	3,500,000	由授予日起三個月	5年
—於二零零六年三月九日授予	5,500,000	由授予日起三個月	10年
僱員持有的購股權：			
—於二零零一年八月二十四日授予	3,350,000	由授予日起三個月	5年
—於二零零四年二月六日授予	5,190,000	由授予日起三個月	5年
—於二零零六年三月九日授予	6,270,000	由授予日起三個月	10年
購股權總數	23,810,000		

(b) 購股權的數目及加權平均行使價格如下：

	二零零六年		二零零五年	
	加權平均行使價	**購股權數目 千份**	加權平均行使價	購股權數目 千份
年初未行使	**1.557元**	**11,790**	1.558元	12,040
本年度授予	**1.660元**	**11,770**		–
本年度失效	**1.503元**	**(3,590)**	1.582元	(250)
於年末可行使	**1.627元**	**19,970**	1.557元	11,790

24. 股權結算以股份為基礎的交易(續)

(b) (續)

於二零零六年十二月三十一日未行使的購股權之加權平均行使價為1.627元(二零零五年:1.557元)及其加權平均餘下合約期限為6.34年(二零零五年:2.65年)。

(c) 購股權公允價值及假設

服務的公允價值以授予購股權作回報是參考授予購股權的公允價值去計算的。估計授予購股權的公允價值是按二項式點陣購股權定價模式去計算。購股權的合約年期用作輸入此模式。預期提早行使購股權也加上此二項式點陣購股權定價模式。

	二零零六年
計算日的公允價值	**0.29元**
授予日的股價	**1.64元**
每股行使價	**1.66元**
預期波幅(於二項式點陣購股權定價採用以加權平均波幅表達)	**78%**
股權年期(於二項式點陣購股權定價採用以加權平均年期表達)	**10年**
預期股息	**2.564%**
無風險利率(按外滙基金票據)	**4.444%**

預期波幅是按歷史波幅(按購股權加權平均餘下年期計算),再按公眾可得的資料(預期未來波幅作出改變)加以調整,預期股息按照歷史股息。主觀輸入假設的改變會重大地影響公允價值的估計。

購股權是在服務的情況下授予的。此情況並無考慮於授予日已接受服務的公允價值的計算。授予購股權與市場情況並無關連。

25. 股本及儲備

(a) 本集團

		歸屬本公司股權持有人										
		股本	股份溢價	資本贖回儲備	資本儲備	匯兌儲備	特別資本儲備	其他儲備	（累計虧損）／保留溢利	總額	少數股東權益	權益總額
	附註	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於二零零五年一月一日		901,583	1,747,098	971	48,814	(948)	–	1,450	(1,938,053)	760,915	24,786	785,701
換算產生的匯兌差額：												
－海外附屬公司及聯營公司的財務報表		–	–	–	–	13,246	–	–	–	13,246	537	13,783
轉往法定儲備		–	–	–	–	–	–	1,333	(1,333)	–	–	–
已宣派予少數股東股息		–	–	–	–	–	–	–	–	–	(2,232)	(2,232)
少數股東出資		–	–	–	–	–	–	–	–	–	2,207	2,207
一間附屬公司清盤變現的儲備		–	–	–	–	(38)	–	–	–	(38)	–	(38)
資本重組的撇銷	*25(c)*	(450,791)	(1,747,098)	(971)	(48,157)	–	107,440	–	2,139,577	–	–	–
本年溢利		–	–	–	–	–	–	–	175,759	175,759	4,036	179,795
於二零零五年十二月三十一日		450,792	–	–	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216

(以港幣列示)

25. 股本及儲備(續)

(a) 本集團(續)

	歸屬本公司股權持有人											
	股本	股份溢價	資本儲備－購股權	資本贖回儲備	資本儲備	匯兌儲備	特別資本儲備	其他儲備	保留溢利	總額	少數股東權益	權益總額
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於二零零六年一月一日	450,792	–	–	–	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216
換算產生的兌差額:												
－海外附屬公司及聯營公司的財務報表	–	–	–	–	–	25,689	–	–	–	25,689	945	26,634
轉往法定儲備	–	–	–	–	–	–	–	740	(740)	–	–	–
已宣派予少數股東股息	–	–	–	–	–	–	–	–	–	–	(1,421)	(1,421)
少數股東出資	–	–	–	–	–	–	–	–	–	–	3,310	3,310
授予購股權	–	–	3,426	–	–	–	–	–	–	3,426	–	3,426
年內購股權失效	–	–	(50)	–	–	–	–	–	50	–	–	–
已宣派與本年有關之股息	–	–	–	–	–	–	–	–	(27,048)	(27,048)	–	(27,048)
本年溢利	–	–	–	–	–	–	–	–	121,320	121,320	5,474	126,794
於二零零六年十二月三十一日	450,792	–	3,376	–	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911

包括在截至二零零六年十二月三十一日保留溢利的數字內有2,374,000元(二零零五年:7,958,000元)為歸屬予聯營公司的累計虧損。

25. 股本及儲備（續）

(b) 本公司

	附註	股本 千元	股份溢價 千元	資本贖回儲備 千元	資本儲備 千元	特別資本儲備 千元	(累計虧損)／保留溢利 千元	權益總額 千元
於二零零五年一月一日		901,583	1,747,098	971	48,157	–	(2,111,278)	586,531
資本重組的撇銷	25(c)	(450,791)	(1,747,098)	(971)	(48,157)	107,440	2,139,577	–
本年溢利		–	–	–	–	–	71,004	71,004
於二零零五年十二月三十一日		450,792	–	–	–	107,440	99,303	657,535
於二零零六年一月一日		**450,792**	**–**	**–**	**–**	**107,440**	**99,303**	**657,535**
轉往保留溢利		**–**	**–**	**–**	**(50)**	**–**	**50**	**–**
已宣派與本年有關之股息		**–**	**–**	**–**	**–**	**–**	**(27,048)**	**(27,048)**
股權結算以股份為基礎的交易		**–**	**–**	**–**	**3,426**	**–**	**–**	**3,426**
本年溢利		**–**	**–**	**–**	**–**	**–**	**19,769**	**19,769**
於二零零六年十二月三十一日		**450,792**	**–**	**–**	**3,376**	**107,440**	**92,074**	**653,682**

25. 股本及儲備（續）

(c) 股本

	二零零六年		二零零五年	
	股份數目（千股）	**千元**	股份數目（千股）	千元
法定股本：				
於一月一日，每股面值0.1元的普通股	**3,000,000**	**1,500,000**	15,000,000	1,500,000
每股面值從0.1元減至0.05元	–	–	–	(750,000)
增加普通股本每股面值0.05元	–	–	15,000,000	750,000
每十股每股面值0.05元合併為一股每股面值0.50元	–	–	(27,000,000)	–
於十二月三十一日	**3,000,000**	**1,500,000**	3,000,000	1,500,000
已發行及繳足股本：				
於一月一日	**901,583**	**450,792**	9,015,833	901,583
每股面值從0.1元減至0.05元	–	–	–	(450,791)
每十股每股面值0.05元合併為一股每股面值0.50元	–	–	(8,114,250)	–
於十二月三十一日	**901,583**	**450,792**	901,583	450,792

25. 股本及儲備(續)

(c) 股本(續)

本公司資本重組(「資本重組」)於二零零五年十二月十九日完成。根據本公司於二零零五年八月十二日股東特別大會通過的特別決議及於二零零五年十二月七日經香港高院批准,全數的股份溢價賬約1,747,098,000元及資本贖回儲備約971,000元,連同資本儲備的總額約48,157,000元用以撇銷相同金額的累計虧損,並於二零零五年十二月八日生效。

除此以外,於二零零五年十二月八日,本公司的法定股本從1,500,000,000元(15,000,000,000普通股每股面值0.10元)減至750,000,000元(15,000,000,000普通股每股面值0.05元)(「拆細股份」)。通過取消9,015,832,859已發行普通股每股0.05元繳足股本,此股本沖減便生效。從股本沖減所產生的貸方金額,當中總金額約343,352,000元用作撇銷累計虧損的餘數,而餘下的貸方金額約107,440,000元轉到一特別資本儲備賬。

構成資本重組的一部份,每10股已發行及未發行拆細股份合併為1新股每股面值0.50元。股份合併於二零零五年十二月十九日生效。

(d) 儲備性質及用途

(i) 股份溢利及資本贖回儲備

股份溢價及資本贖回儲備的運用分別受香港《公司條例》第48B及49H條的規管。全數金額已在資本重組時撇銷。

(ii) 資本儲備

資本儲備於一九九七年本公司發行認股證時產生的。發行認股證所得款淨額在此資本儲備記錄。所有認股證已在行使期間行使或在一九九八年失效。動用此資本儲備並不受任何條件或限制所限。

[illegible] 資本及儲備(續)

(d) 儲備性質及用途(續)

(ii) 資本儲備(續)

作為資本重組的部份,此金額已撇銷累計虧損相同的金額。

(iii) 特別資本儲備

特別資本儲備在資本重組(附註25(c))時產生的。有關把貸方金額轉到此儲備,本公司向法院作出承諾,條件為除非及直到達成某些條款,否則此儲備不能作變現溢利及不可派發。

(iv) 資本儲備－購股權

資本儲備－購股權為授予本公司員工按實際或估計未行使購股權的數目的公允價值,採用根據會計政策附註1(o)(ii)以股份為基礎的支出而確認的。

(v) 滙兑儲備

滙兑儲備包括所有由換算香港以外外國業務的財務報表所產生的滙兑差異。此儲備按載於附註1(s)的會計政策處理。

(vi) 其他儲備為中國成立的實體的法定儲備。

(e) 可派發的儲備

於二零零六年十二月三十一日,可供派發予本公司股權持有人的儲備總金額為43,774,000元(二零零五:52,204,000元)。

26. 綜合現金流量表附註

主要非現金交易

年內，多年未償還負債合共4,198,000元（二零零五年：42,740,000元）已回撥（見附註3）。

27. 金融工具

信用、利息及貨幣風險在本集團一般業務過程中出現。該等風險受下文所述本集團的財務管理政策及常規所限制。

(a) 信用風險

本集團的信用風險主要來自業務及其他應收款。管理層訂有信貸政策，而該等信用風險會持續監察。

有關業務應收款及應收票據（主要與馬口鐵業務有關），本集團會對所有要求超過若干金額信貸的客戶進行信貸評估。業務應收款從賬單日期起30日內到期，而從客戶收取由銀行簽發的應收票據到期日通常為3至6個月。結餘到期超過1個月的債務人須全數償付未償還結餘後，方會獲授任何其他信貸。一般而言，本集團不會向其客戶收取抵押品。

於結算日，本集團有一定程度集中的信用風險，其中5.6%（二零零五年：8.3%）及21.3%（二零零五年：26.0%）分別為由本集團馬口鐵業務最大的債務人及五名最大債務人所佔的業務應收賬項及應收票據總額。

信用風險涉及最高的金額為每個金融資產在資產負債表的賬面值。本集團不提供任何令本集團涉及信用風險的擔保。

(以港幣列示)

27. 金融工具(續)

(b) 利率風險

實際利率及重新定價的分析

有關賺取收入的金融資產及附息的金融負債,下表顯示其於資產負債表日的實際利率,以及其重新定價的期間或到期日(若為較早者)。

本集團

	二零零六年		二零零五年	
	實際利率	**一年或以下**	實際利率	一年或以下
		千元		千元
於到期前重新定價的資產的重新定價日期				
現金及現金等價物	**1.92%**	**157,737**	1.83%	96,871
於到期前不會重新定價的負債的到期日				
以應收票據作抵押的銀行借款	**3.24%**	**(81,557)**	3.24%	(26,991)

本公司

	二零零六年		二零零五年	
	實際利率	**一年或以下**	實際利率	一年或以下
		千元		千元
於到期前重新定價的資產的重新定價日期				
現金及現金等價物	**4.49%**	**10,747**	2.57%	12,294

27. 金融工具（續）

(c) 外幣風險

本集團所涉及的外幣風險為採購所用的貨幣並非與業務有關的功能貨幣。引致此風險的貨幣為美元。管理層認為此風險並不重大。

(d) 公允價值

所有金融工具的賬面值均與其於二零零五年及二零零六年十二月三十一日的公允價值不會有重大差異。

28. 承擔

(a) 於二零零六年十二月三十一日，未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團	
	二零零六年	二零零五年
	千元	千元
已訂約	**3,463**	131,433
已授權但未訂約	**9,748**	168,005
	13,211	299,438

除上述外，本集團與一獨立第三方就成立一間附屬公司訂立一合資合同。根據合資合同，本集團需注入該附屬公司19,800,000美元（相等於154,440,000元），即佔總註冊資本66%。進一步詳情載於附註33(ii)。

財務報表附註

(以港幣列示)

[illegible]

(b) 於二零零六年十二月三十一日，根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下：

	本集團	
	二零零六年	二零零五年
	千元	千元
一年內	**637**	697
一年後但五年內	**145**	385
	782	1,082

本集團根據經營租賃租用多項物業。租賃初步為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零六年十二月三十一日，本公司已承諾提供6,489,000元（二零零五年：6,489,000元）資金予本集團一間聯營公司。

29. 重大關連交易

附此財務報表的其他地方所披露的關連交易及結餘外，本集團進行以下的關連交易：

(a) 與廣東粵港投資控股有限公司及其聯繫公司(「粵港集團」)及本公司的聯營公司的交易

於本年度，依董事認為對本集團與粵港集團及本公司的聯營公司而言屬重大的關連交易如下：

	附註	二零零六年 千元	二零零五年 千元
銷售貨品予關連公司	(ii)	–	2,749
從關連公司採購貨品	(ii)	**1,092**	955
支付直接控股公司管理、稅務及保養費		**289**	411
提供水電及租賃予一間同母系附屬公司		**3,482**	3,606
支付代理費予一間關連公司		**–**	314

附註：

(i) 於十二月三十一日與關連人士的結餘包括在資產負債表應收／應付有關人士的款項內。該等結餘乃免息及無固定還款期。

(ii) 銷售／採購貨品的關連公司包括聯營公司。

(b) 與中國其他國有企業的交易

本集團為國有企業及現時在與中國政府直接或間接控制的企業所支配(「國有企業」)(通過其政府機關、機構、附屬及其他組織)的經濟體制中營運。

29. 重大關連交易（續）

(b) 與中國其他國有企業的交易（續）

除以上披露的交易外，本集團亦與其他國有企業進行包括但不限於以下的業務活動：

- 銷售及採購商品和輔助原料；
- 提供及接受勞務；
- 資產租賃；
- 購入物業、廠房及設備；及
- 籌借資金。

本集團在日常業務過程中進行此等交易，此等交易的條款可比得上其他非國有企業交易的條款。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。

董事已考慮關連方關係所影響的潛在交易，企業的價格策略、購買及審批程序及了解在財務報表內交易的潛在影響所需要的資料，並認為沒有其他的交易需披露為關連交易。

(c) 主要管理人員的酬金

主要管理人員（包括在附註7披露支付本公司董事的金額）的酬金如下：

	二零零六年 千元	二零零五年 千元
短期僱員福利	**4,019**	2,653
離職福利	**549**	428
股份報酬福利	**1,251**	—
	5,819	3,081

總酬金包括在「員工成本」（見附註5(b)）。

30. 退休福利計劃

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃（「強積金計劃」）。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000元為上限（「上限」）。超出上限的款額乃為僱主及僱員作為強積金計劃的自願供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團派駐香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至二零零六年十二月三十一日止年度，計入損益表的本集團退休金費用為1,480,000元（二零零五年：1,464,000元）。本年度退還的沒收供款為139,000元（二零零五年：126,000元）。

31. 主要會計估計及判斷

資產減值

於每個資產負債表日本公司會審閱來自內部及外部的資料去評估是否有資產可能有降值的跡象。假如此跡象存在，此資產的可收回金額會作出估計。事實及情況的改變會令是否減值跡象的存在的結論作出修改及可收回金額的估計金額作出修改，此會影響將來年度的損益。

32. 直接母公司及最終控股公司

董事認為於二零零六年十二月三十一日的直接母公司及最終控股公司分別是粵海控股集團有限公司及廣東粵港投資控股有限公司。粵海控股集團有限公司於香港成立，而廣東粵港投資控股有限公司於中國成立。兩間實體並不提供財務報告供公眾使用。

33. 期後事項

(i) 於二零零六年九月十三日，本集團與一少數股東簽訂協議以499,000美元（相等於3,892,000元）分別向其收購中粵馬口鐵及中山市山海實業有限公司（「山海」）的5%股權及應付股息。收購於二零零七年一月四日完成，中粵馬口鐵及山海隨後成為本集團全資附屬公司。

(ii) 於二零零六年十二月二十一日，本集團與株式會社POSCO（「POSCO」）及浦項（中國）投資有限公司（「浦項中國」）訂立有關成立一間合資公司於中國河北省秦皇島作生產及銷售馬口鐵產品的合資合同。該合資公司—中粵浦項（秦皇島）馬口鐵工業有限公司為一間外商合資公司，於二零零七年二月十六日根據中國法律成立，按合資合同條款，本公司間接擁有其66%股權，而POSCO及浦項中國擁有其34%股權，其總註冊資本為30,000,000美元（相等於234,000,000元）。於二零零七年三月十五日，本集團與POSCO就有關向收購POSCO某些生產設施連同POSCO提供顧問及培訓服務訂立一買賣合同。購買該生產設施作價約為17,605,000美元（相等於137,319,000元）。

(iii) 於二零零七年三月十六日，第十屆全國人民代表大會第五次會議通過中華人民共和國企業所得稅法（「新稅法」），自二零零八年一月一日起施行。中山市國家稅務局於二零零六年五月三十日為授予本集團一間附屬公司高新技術企業的地位給予延期，為期兩年，其現時有效所得稅率為10.8%。根據新稅法，某些高新技術企業將可繼續有權享有寬減稅率。但有關優惠稅務政策的執行法則詳情（例如在新稅法下，納稅人如何取得高新技術企業的資格）仍未對外公開。因此，本集團未能根據新稅法評估如何有資格成為一間高新技術企業，因而不能估計新稅法對其遞延稅項資產及負債預期的財務影響。預期新稅法的財務影響（如有）會於本集團二零零七年財務報表反映。新稅法的制定並不預計在資產負債表內就有關應付本期稅項的預提金額有任何財務影響。

24. 訴訟

於二零零四年五月，一中國第三方向本集團一附屬公司提出申索，宣稱附屬公司尚未償還其欠款。就此，岳陽市中級人民法院頒令凍結該附屬公司4,700,000元銀行存款。

根據二零零四年十二月十二日，岳陽市中級人民法院發出一項判決，該附屬公司被令需支付賠償金及堂費，金額分別為人民幣4,934,000元及人民幣40,000元。該附屬公司向湖南省高級人民法對該判決提出上訴。於二零零五年一月三十一日，岳陽市中級人民法院的該項判決被成功撤銷，而該凍結的人民幣4,700,000元的銀行存款亦相應地被解凍。

於二零零六年，該中國第三方向中山市中級人民法院提出新的申索，於二零零六年十二月三十一日法院訴訟程序尚未展開。於二零零六年該申索金額為人民幣5,788,000元。

董事對有關申索的性質進行評估及認為不需要於財務報表內提取撥備。

25. 已頒佈但尚未於二零零六年十二月三十一日止年度生效之修訂、新準則及詮釋可能構成的影響

直至本財務報表發出當日，香港會計師公會頒佈了多項於截至二零零六年十二月三十一日止年度尚未生效的修訂、新準則和詮釋，而本集團並未於本財務報表內採納。

本集團正評估此等修訂、新準則及新註釋在首次採用的期間產生的影響。迄今為止集團的結論為採納上述者不會對本公司的營運業績和財務狀況構成重大影響。

(以港幣列示)

35. 已頒佈但尚未於二零零六年十二月三十一日止年度生效之修訂、新準則及詮釋可能構成的影響(續)

此外,以下發展可能對財務報表產生新的或者修訂的披露:

		將於以下日期或之後開始的會計期間生效
香港財務報告準則第7號	金融工具:披露	二零零七年一月一日
香港會計準則第1號(修訂)	財務報表的呈列:資本披露	二零零七年一月一日

36. 附屬公司清單

於二零零六年十二月三十一日的附屬公司（主要影響本集團的業績、資產及負債）的詳情如下：

附屬公司名稱	主要國家／經營地點	所持股份類別	已發行及繳足股本／註冊股本	已發行股本／註冊股本的面值比例 本公司	已發行股本／註冊股本的面值比例 附屬公司	主要業務
東莞金皇食品有限公司#	中國	不適用	人民幣40,000,000元	–	100%	租賃
Gain First Investments Limited	英屬處女群島／香港	普通股	1美元	100%	–	投資控股
廣南鮮活食品有限公司	香港	普通股	1,000,000元	100%	–	鮮活食品代理
廣南超市發展有限公司	香港	普通股	135,742,220元	100%	–	投資控股
廣南貿易發展有限公司	香港	普通股	73,916,728元	100%	–	食品貿易
金皇食品投資有限公司	英屬處女群島／香港	普通股	1,000,000元	100%	–	投資控股
金皇食品投資有限公司	香港	普通股	1,000,000元	–	100%	投資控股
中粵材料有限公司	香港	普通股 無投票權遞延股	10元 230,000,000元	– –	100% –	經銷用於生產馬口鐵產品的原材料
中山市山海實業有限公司*	中國	不適用	人民幣45,600,000元	–	95%	物業發展及租賃
中山中粵馬口鐵工業有限公司*	中國	不適用	41,906,200美元	–	95%	生產及銷售馬口鐵產品

* 於中國成立的中外合資企業

\# 於中國成立的外商獨資企業

37. 清盤中的公司清單

正進行或已入稟法院申請清盤的公司的詳情如下：

公司名稱	主要國家／經營地點	所持股份類別	已發行及繳足股本／註冊股本	已發行股本／註冊股本的面值比例 本公司	附屬公司
廣南(KK)超級市場有限公司*	香港	普通股	20,000,000元	–	70%
廣東廣南天美食品發展有限公司**	中國	不適用	人民幣34,820,000元	–	55%

* 於二零零一年六月開始清盤的公司。

** 於中國成立的中外合資企業，並於二零零一年七月被入稟法院申請清盤。

38. 聯營公司清單

於二零零六年十二月三十一日的聯營公司的詳情如下：

聯營公司名稱	主要國家／經營地點	所持股份類別	已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
黃龍食品工業有限公司*	中國	不適用	40%	–	加工及銷售玉米食品及飼料產品
中山寶利食品有限公司*	中國	不適用	30%	–	罐頭食品加工

* 於中國成立的中外合資企業

1. 於年內，本集團曾進行以下關連交易並須根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）之披露規定於週年報告內予以披露。以下第A及B項所述之交易為持續關連交易（合稱「該等交易」），須遵守上市規則第14A.37至14A.41條之年度審閱規定，以及上市規則第14A.45至14A.46條之申報規定。

於年內進行之該等交易詳情如下：

A. 中山市山海實業有限公司（「山海實業」）在其日常業務過程中及按一般商業條款，向粵海裝飾材料（中山）有限公司（「粵海飾料」）出租中山一幅土地（「山海交易」），金額約港幣1,350,000元。粵海飾料乃粵海控股集團有限公司（「粵海控股」）之附屬公司，而粵海控股則為本公司一位主要股東。

B. 中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）在其日常業務過程中及按一般商業條款，向粵海飾料提供水電（「馬口鐵交易」），金額約港幣1,923,000元。

本公司之董事會包括獨立非執行董事已審閱上文A及B段所述該等交易及確認：

(i) 由山海實業及中粵馬口鐵於彼等之日常及一般業務過程中訂立；

(ii) 按一般商業條款而訂立或不遜於給予或來自獨立第三者之條款進行；及

(iii) 根據管轄該等交易之協議條款或就本公司股東整體利益而言屬公平合理之條款訂立。

本公司之董事會包括獨立非執行董事亦確認，山海交易及馬口鐵交易在二零零六年十二月三十一日止年度所涉及總金額並不超逾已在二零零五年四月十二日公佈所披露港幣1,600,000元及港幣2,500,000元的上限。

本公司之董事會已要求本公司之核數師就持續關連交易進行若干協定程序，本公司並已收到核數師根據上市規則第14A.38條發出之函件。

2. 於結算日，本公司的全資附屬公司廣南超市發展有限公司（「廣南超市發展」）向本公司擁有55%股權的附屬公司廣東廣南天美食品發展有限公司（「天美」）所提供的若干貸款合共人民幣8,000,000元仍未償還。該筆借款為無抵押、按年息率介乎11.5%至12%計息。此外，於結算日，天美欠廣南超市發展港幣59,600,000元，此筆額乃無抵押及免息。於二零零一年七月，其主要債權人已向中國法院申請將天美清盤。按此，於結算日，天美已從本公司的綜合財務報表分拆出來，並已就天美的欠款全數撥備。

3. 於結算日，本公司擁有70%股權之廣南（KK）超級市場有限公司（「廣南KK」）欠本公司之貸款為港幣25,000,000元。該筆貸款乃用作一般營運資金，並以廣南KK之業務、物業及資產之第一浮動押記作為抵押，按港幣最優惠借貸利率計算利息。廣南KK於二零零一年六月開始清盤。按此，於結算日，廣南KK已從本公司的綜合財務報表分拆出來，並已就廣南KK的欠款全數撇除。

4. 於結算日，廣南KK尚欠本公司合共港幣108,800,000元。除為數港幣53,700,000元之若干貸款無抵押及須按介乎港幣最優惠借貸利率至年息率11.5%計息外，該筆欠款乃無抵押及免息。廣南KK於二零零一年六月開始清盤。按此，於結算日，廣南KK已從本公司的綜合財務報表分拆出來，並已就廣南KK的欠款全數撇除。

5. 於結算日，本公司的全資附屬公司廣南鮮活食品有限公司此前向廣南KK所提供的若干借款合共港幣23,500,000元仍未償還。該筆借款乃無抵押、按港幣最優惠借貸利率加年息率1厘至8厘計息。廣南KK於二零零一年六月開始清盤。按此，於結算日，廣南KK已從本公司的綜合財務報表分拆出來，並已就廣南KK的欠款全數撇除。

根據香港聯合交易所有限公司證券上市規則披露之交易

6. 於結算日,廣南超市發展此前向廣南KK所提供之貸款合共港幣29,300,000元仍未償還,其中港幣12,500,000元為無抵押及按年息率3.5%計息。餘款港幣16,800,000元為無抵押及免息。此外,廣南KK欠廣南超市發展港幣2,600,000元,其中港幣2,000,000元為無抵押及按年息率介乎7.75%至8.5%計息,剩餘欠款乃無抵押及免息。廣南KK於二零零一年六月開始清盤。按此,於結算日,廣南KK已從本公司的綜合財務報表分拆出來,並已就廣南KK的欠款全數撇除。

投資物業

持作投資之主要物業

地點	現時用途	集團權益	租約類別
香港灣仔 港灣道6－8號瑞安中心29樓	商業	100%	長期
中國廣東省中山市中山港 2號出口加工區 中山市山海實業有限公司之土地、 建築物及結構物	工業／住宅	95%	中期

(以港幣列示)

業績

	附註	二零零六年 千元	二零零五年 千元	二零零四年 (重列) 千元	二零零三年 (重列) 千元	二零零二年 (重列) 千元
		截至十二月三十一日止年度				
營業額		**1,221,254**	921,217	681,875	1,525,807	1,783,020
經營溢利		**110,794**	80,369	75,279	72,949	111,231
非經營收入淨額		–	59,746	76,306	35,659	17,177
投資物業估值收益淨額		**23,123**	20,497	14,287	—	—
融資成本		**(2,906)**	(396)	(547)	(7,664)	(12,045)
應佔聯營公司溢利減虧損		**19,259**	20,315	25,477	22,274	10,422
除税前溢利		**150,270**	180,531	190,802	123,218	126,785
所得税		**(23,476)**	(736)	(28,536)	(15,831)	(9,593)
本年持續業務溢利		**126,794**	179,795	162,266	107,387	117,192
本年終止業務虧損		**–**	—	(9,674)	—	—
本年溢利		**126,794**	179,795	152,592	107,387	117,192
歸屬予:						
本公司股權持有人		**121,320**	175,759	146,616	102,762	115,509
少數股東權益		**5,474**	4,036	5,976	4,625	1,683
本年溢利		**126,794**	179,795	152,592	107,387	117,192
每股盈利	(iii)					
基本		**13.5仙**	19.5仙	16.3仙	11.4仙	12.8仙
攤薄		**13.5仙**	不適用	不適用	11.2仙	12.3仙
每股股息:						
年內宣佈派發之中期股息		**1.5仙**	—	—	—	—
結算日後建議派發之末期股息		**2.0仙**	1.5仙	—	—	—

財務概要

（以港幣列示）

資產與負債

	截至十二月三十一日				
	二零零六年	二零零五年	二零零四年 （重列）	二零零三年 （重列）	二零零二年 （重列）
	千元	千元	千元	千元	千元
固定資產	**805,781**	434,406	370,808	363,411	394,710
佔聯營公司權益	**182,434**	176,003	169,689	154,978	151,264
負商譽	**–**	—	—	(17,246)	(18,693)
其他非流動資產	**–**	46	202	4,318	6,843
流動資產淨值	**144,383**	380,978	254,835	126,507	73,049
總資產減流動負債	**1,132,598**	991,433	795,534	631,968	607,173
非流動負債	**(21,687)**	(12,217)	(9,833)	(9,335)	(92,186)
	1,110,911	979,216	785,701	622,633	514,987
股本	**450,792**	450,792	901,583	901,583	899,833
儲備	**622,477**	499,090	(140,668)	(299,334)	(404,969)
本公司股權持有人 應佔權益總額	**1,073,269**	949,882	760,915	602,249	494,864
少數股東權益	**37,642**	29,334	24,786	20,384	20,123
權益總額	**1,110,911**	979,216	785,701	622,633	514,987

附註：

(i) 香港會計師公會頒佈了一系列新訂及經修訂的香港財務報告準則，並於二零零五年一月一日或其後開始的會計年度生效或供提早採用。二零零四年及二零零五年的數字已按此等新訂及經修訂的政策調整。但是，除應佔聯營公司税項及少數股東權益的列示外，較早年度的比較數字難以重列。

(ii) 香港會計實務準則第12號（經修訂）「所得税」於二零零三年一月一日或其後開始的會計年度首次生效。為要遵守此修訂的準則，本集團於二零零三年採用遞延税項新的會計政策。該新的會計政策已被往後應用，因該會計政策變更的影響不大，因此，早期年度的比較數字沒有被重列。

(iii) 基於二零零五年十二月發生之股份合併，每十股已發行及未發行的股份合併為一股新股，二零零二至二零零四年之每股盈利已作追溯性調整。

Contents

Corporate Information

BOARD OF DIRECTORS

Executive Directors

LIANG Jiang *(Chairman)*
TAN Yunbiao *(General Manager)*
TSANG Hon Nam *(Chief Financial Officer)*

Non-executive Directors

ZHAO Leili
LUO Fanyu
DONG Decai
HOU Zhuobing

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

COMPANY SECRETARY

CHEUNG Mo Ching

REGISTERED OFFICE

22/F., Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong
Telephone: (852) 2828 3938
Facsimile : (852) 2583 9288
Website : http://www.gdguangnan.com

AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Rooms 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Nanyang Commercial Bank, Limited

SHARE INFORMATION

Place of Listing	Main Board of The Stock Exchange of Hong Kong Limited
Stock Code	1203
Board lot	2,000 shares
Financial year end	31 December

SHAREHOLDERS' CALENDAR

Closure of Register of Members	5 June 2007 to 7 June 2007
Final Dividend	HK2.0 cents per share
Payment Date	29 June 2007

Chairman's Statement

The Group recorded satisfactory results in 2006. The consolidated profit attributable to equity shareholders of the Company was HK$121,320,000, representing a decrease of 31.0% compared with HK$175,759,000 in 2005. Excluding factors such as valuation gains on investment properties, non-operating income and tax refund for re-investment, the profit from operations of the Group was HK$110,794,000 in 2006, representing an increase of 37.9% compared with 2005. The basic earnings per share was HK13.5 cents, representing a decrease of 30.8% from HK19.5 cents in 2005.

DIVIDEND

The Directors recommend the payment of a final dividend of HK2.0 cents per share for the year 2006. The final divided for 2006, subject to the approval by the shareholders of the Company at the annual general meeting, is expected to be paid on 29 June 2007.

REVIEW

In 2006, consolidated turnover was HK$1,221,254,000, a substantial increase of HK$300,037,000 or 32.6% from HK$921,217,000 in 2005. Such increase was attributable to the growth of the tinplating business. The tinplating business recorded an increase in production and sales volume due to the commencement of the operation of the new production line and the sufficient supply of black-plates, leading to the surge in turnover of HK$311,141,000 or 39.0%. The increase in consolidated turnover resulted in the growth in profit from operations. Profit from operations was HK$110,794,000 for 2006, representing an increase of 37.9% compared with HK$80,369,000 in 2005.

In 2006, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") realized an annual production capacity of 200,000 tonnes and the production capacity utilization rate reached 83.5% for the year, which broke the highest records of tinplating business in terms of its sales and production volume since its operations commenced in 1990, compared with 74% for 2005. As a primary business of the Group, the proportion of its contribution to the profit from operations of the Group increased from 68.6% in 2005 to 73.8% in 2006, which brought a stable source of profit to the Group.

The new highest record of tinplating business was just the beginning of a new stage. In the end of 2006, the construction of black-plate manufacturing factory completed, and the entering into a joint venture agreement with POSCO Co. Ltd. ("POSCO"), an international steel company, to build a new factory with annual production capacity of 250,000 tonnes of tinplates in the northern region of PRC which is expected to complete and commence production at the end of this year. The production capacity of tinplates and black-plates increased from 120,000 tonnes in the middle of 2005 to 200,000 tonnes in 2006 to 350,000 tonnes this year and further to 600,000 tonnes next year. With the help of production and sales, the Group's profit will reach a higher rung on the ladder.

Chairman's Statement

PROSPECT

The domestic and overseas demand for tinplates will maintain strong in line with the development of metal packaging, particularly the domestic metal packaging. With the commencement of production of the black-plate manufacturing factory, the self-produced black-plates together with the supply of black-plates from POSCO, the Group has established a stable and adequate black-plates resources supply system. The Group will continue to devote on strengthening and maximizing its tinplate business with the help of Zhongyue Tinplate's comparative advantages in its production capacity, brand, technology, costing as well as resources, lowering transportation cost, increasing its market share and achieving more promising operating results.

Liang Jiang
Chairman

Hong Kong, 20 April 2007

BUSINESS REVIEW

Tinplating

In 2006, the production and sales volume of tinplate of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), a subsidiary of the Group, amounted to 164,986 tonnes and 171,254 tonnes, a substantial increase of 43.8% and 67.6% respectively when compared with 2005. The turnover was HK$1,108,939,000, representing an increase of 39.0% when compared with 2005. Profit from operations was HK$81,797,000, grew by HK$26,702,000 or 48.5% when compared with 2005. Excluding the impairment loss from closing down of power plant amounting to HK$9,346,000 due to the high oil price, the increase would have been 65.4%. The contribution from the tinplating business to the Group's profit was the most significant, its turnover accounted for 90.8% of the Group's turnover and profit from operations accounted for 73.8% of the Group's profit from operations.

The construction of black-plate manufacturing factory completed at the end of 2006. For the year ended 31 December 2006, HK$198,636,000 was paid which mainly sourced from internal funding. The factory commenced production in March 2007 with an annual production capacity of 150,000 tonnes which is expected to provide favourable conditions to lower production cost and enter the niche market for tinplates comprehensively.

As a brand-name tinplate manufacturer in the mainland, both the tin-coated steel plates and chromium-coated steel plates of Zhongyue Tinplate were awarded the "China Packaging Brand Products" in April 2006 and were the only awarded tinplate manufacturer in the PRC. The company will continue its comparative advantages in its brand and technology and thereby increasing its market share.

On 21 December 2006, the Group entered into a joint venture agreement with POSCO Co. Ltd. ("POSCO"), a steel company ranked 4th in the world's steel production, to establish a tinplate manufacturing factory in Qinghuangdao City, Hebei Province, the PRC ("Qinghuangdao Project"), with a total investment of US$60,000,000 which 66% as to the Group and 34% as to POSCO. The annual production capacity of tinplates is 250,000 tonnes and is expected to commence production by the end of 2007 so that the aggregate annual tinplate production capacity will be 450,000 tonnes and annual black-plate production capacity will be 150,000 tonnes for the factories of the Company in south and north.

At the beginning of 2007, the Group has acquired 5% interest in Zhongyue Tinplate from the PRC minority shareholders. Zhongyue Tinplate became a wholly-owned subsidiary of the Group after the acquisition. There will be more room for future development and operations for Zhongyue Tinplate.

Property Leasing

The Group's leasing properties mainly included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd. ("Shan Hai"), and the office building in Hong Kong. In 2006, the total turnover from property leasing business of the Group was recorded at HK$25,457,000, a decrease of HK$72,000 compared with 2005. The profit from operations of property leasing business amounted to HK$16,662,000, dropped by 6.2% as compared with 2005.

At the beginning of 2007, the Group has acquired 5% interest in Shan Hai from the PRC minority shareholders. Shan Hai became a wholly-owned subsidiary of the Group after the acquisition. There will be more room for future development and operations for Shan Hai.

Foodstuffs Distribution and Trading

In 2006, turnover of the foodstuffs distribution and trading business amounted to HK$86,858,000, representing a decrease of HK$11,032,000 or 11.3% as compared with 2005 due to the impact of bird flu in 2006. Profit from operations of foodstuffs distribution and trading in 2006 was HK$16,648,000, representing a decrease of HK$408,000 or 2.4% as compared with 2005.

Foodstuffs distribution and trading is the traditional business of the Group. At the end of 2006, the Group successfully expanded its chilled pork business. In 2007, by taking measures such as opening up new sources of revenue, reducing costs and improving services, the Group will continue to maintain its agency business and actively expand its trading business of foodstuffs, so as to maintain its competitiveness and provide the Group with a stable income stream.

Associates

In 2006, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), a principal associate of the Group, recorded a sales volume of 403,484 tonnes of corn starch, its major products, representing an increase of 4.6% as compared with 2005. Turnover of Yellow Dragon amounted to HK$1,124,155,000, grew by 15.3% and its profit attributable to shareholders amounted to HK$50,286,000, dropped by HK$412,000 or 0.8%.

The Group has 40% interest in Yellow Dragon and received a total dividend payment of RMB19,503,000 (equivalent to HK$18,965,000) in 2006. It is expected that the Group will receive a total dividend payment of RMB16,793,000 (equivalent to HK$16,716,000) this year.

FINANCIAL POSITION

As at 31 December 2006, the Group's total assets amounted to HK$1,539,289,000 and total liabilities stood at HK$428,378,000 representing an increase of HK$300,659,000 and HK$168,964,000 respectively compared with the positions at the end of 2005. The net current assets decreased from HK$380,978,000 at the end of 2005 to HK$144,383,000 and the current ratio (current assets divided by current liabilities) decreased from 2.54 as at the end of 2005 to 1.36. The Group has a very sound financial position, laying a solid foundation for future business expansion.

Liquidity and Financial Resources

As at 31 December 2006, the Group maintained cash and cash equivalent balances of HK$157,737,000. Part of the amount of HK$44,206,000 was Renminbi and HK$59,373,000 was United States Dollars while the remaining was denominated in Hong Kong dollars. Cash and cash equivalent balances increased by 62.8% from the end of the 2005.

As at 31 December 2006, the Group's interest-bearing borrowings amounted to HK$81,557,000. Accordingly, the Group's gearing ratio was 7.6%, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund. The Group's interest-bearing borrowings will be payable by the proceeds from the bills discounted to the bank at an annual interest rate (or discount rate) between 1.92% to 3.24%.

As at 31 December 2006, the Group's total available banking facilities amounted to HK$257,400,000, of which HK$181,913,000 was utilized banking facilities for letters of credit. The unutilized banking facilities amounted to HK$75,487,000. The above-mentioned discounting bills did not use up any banking facilities. With its cash and cash equivalents holdings, the recurring cash flow from its operations and banking facilities, the Group believes that it will have sufficient funds to meet its present operation requirements and the requirements to further develop its businesses in the foreseeable future.

Litigation

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary had not repaid its outstanding amount due to the defendant. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a judgement in favour of the Group in January 2005. On 29 December 2006, the defendant filed a new claim against the subsidiary with the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately HK$5,761,000). According to the information currently available, the Group is of the view that no provision is required to be made for this claim.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the year, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2006, the Group had a total of 723 full-time employees, increased by 198 compared with that as at the end of 2005. 22 of the employees were based in Hong Kong and 701 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, individual performance with reference to the prevailing industry practices. In 2006, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on basis of net cash inflow from operation and profit after taxation. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to encourage excellent participants for their contribution to the Group.

PROSPECTS

With the completion and commencement of production of Qinghuangdao Project, POSCO, originally the supplier, became the Group's strategic business partner. From now onwards, not only will the supply of black-plates, but also production technology and even market expansion be supported by POSCO. The tinplates business of the Group will have further development and continue to generate more profit contribution for the Group.

EXECUTIVE DIRECTORS

Mr. LIANG Jiang, aged 54, was appointed the Chairman of the Company in January 2002. He is also the chairman of three subsidiaries, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai") and Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"). He is also an executive director of GDH Limited ("GDH"), a substantial shareholder of the Company. Mr. Liang graduated from South China Normal University, the PRC. He holds a Master's degree in Business Administration. He worked in the municipal governments of Foshan and Zhanjiang in Guangdong Province, the PRC and acted as the administrative head of Gaoming County, secretary of Gaoming County Party Committee and secretary of Gaoming Municipal Party Committee in Guangdong Province. During the period from October 1997 to March 2000, Mr. Liang acted as the chairman of Guangdong Real Estate (Holdings) Limited. Prior to joining the Company, he was the chairman of Guangdong Assets Management Limited ("GAM") and the chairman of Guangdong Alliance Limited ("GAL"). GAM and GAL are subsidiaries of GDH.

Mr. TAN Yunbiao, aged 42, was appointed an Executive Director and the General Manager of the Company in February 2004. Mr. Tan graduated from South China Agricultural University, the PRC and worked in the municipal government in Zhongshan, the PRC between 1984 to 1988. Mr. Tan joined Shan Hai and Zhongyue Tinplate in 1988 and was promoted to the position of director and deputy general manager in 1997. He then became director and general manager of both companies in 2001. He is also a director of Zhongyue Posco.

Mr. TSANG Hon Nam, aged 37, was appointed an Executive Director and the Chief Financial Officer of the Company in February 2004. He is also a director and financial controller of Shan Hai and Zhongyue Tinplate. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an Associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Association of Chartered Certified Accountants. Mr. Tsang joined Guangdong Enterprises (Holdings) Limited ("GDE") in 1998. Before joining the Company, he was a deputy general manager of the finance department of GDH.

NON-EXECUTIVE DIRECTORS

Mr. ZHAO Leili, aged 53, was appointed a Non-executive Director of the Company in February 2004. Mr. Zhao became a director of Guangdong Yue Gang Investment Holdings Company Limited, the ultimate holding company of the Company and an executive director of GDH in December 2001. He is also a non-executive director of a fellow subsidiary of the Company, Kingway Brewery Holdings Limited ("Kingway Brewery"). Mr. Zhao graduated from the Air Force Aviation College of People's Liberation Army. Between 1969 to 2001, he worked in a number of positions in the Air Force Aviation of People's Liberation Army and was a commander in the Air Force.

Mr. LUO Fanyu, aged 51, was appointed a Non-executive Director of the Company in May 2000. He is a director of GDH and a non-executive director of Kingway Brewery. He was a non-executive director of a fellow subsidiary of the Company, Guangdong Tannery Limited. He joined GDE in 1987 and was responsible for its legal affairs. Prior to joining GDE, he was a judge and a deputy chief judge of the Economic Court of People's High Court of Guangdong Province. Mr. Luo graduated from the economics department of Sun Yat-Sen University, the PRC.

Mr. DONG Decai, aged 59, was appointed a Non-executive Director of the Company in December 2006. He obtained a diploma from Guangdong Radio & Television University, the PRC. From June 1997 to September 2000, Mr. Dong served as the deputy director of the Representative Office in Macau of the government of Guangdong Province and a deputy general manager of Nam Yue (Group) Co., Limited ("Nam Yue"). From September 2000 to March 2003, he took up various positions in Guangdong Yuehai Holdings Limited, including the post of director, general manager and the chairman. He was the general manager of the Corporate Management Department of GDH until he serves as the consultant to the chairman of GDH from January 2006. He has been serving as the director of the Macau Office of GDH and the chairman of Nam Yue since April 2006. Nam Yue is a subsidiary of GDH.

Miss HOU Zhuobing, aged 45, was appointed a Non-executive Director of the Company in August 2006 and is also a director of Zhongyue Posco. She acted as a Non-executive Director of the Company between May 2000 to July 2002. Miss Hou graduated from the department of international finance of Jinan University, the PRC and obtained a Master's degree in Business Administration from Murdoch University, Australia. Miss Hou has extensive experience in treasury management and had worked for Guangzhou International Trust Investment Co., Ltd., Development Zone Branch. She joined the finance department of GDE in 1988 and was the general manager of finance department of GDH between August 2000 to July 2002. After that, Miss Hou acted as director and financial controller of Guangdong Teem (Holdings) Limited until July 2006 when she becomes the general manager of finance departments of Yue Gang and GDH.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Gerard Joseph McMAHON, aged 63, was appointed an Independent Non-executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the Securities and Futures Commission of Hong Kong ("SFC"), a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. Mr. McMahon is also a barrister in Hong Kong. He is the chairman and a non-executive director of Quay Point Corporation Limited, a Hong Kong listed company. He has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia since 1997.

Directors' Profile

Miss TAM Wai Chu, Maria, *GBS, J.P., LL.D (Honorary), LL.B. (Hons.), Barrister-at Law,* aged 61, was appointed an Independent Non-executive Director of the Company in June 1999. She is also non-executive director of eight other Hong Kong listed companies, namely Wing On Company International Limited, Onfem Holdings Limited, Sinopec Kantons Holdings Limited, Tong Ren Tang Technologies Company Limited, eSun Holdings Limited, Sa Sa International Holdings Limited, Titan Petrochemicals Group Limited and Nine Dragons Paper (Holdings) Limited. She is also a member of the board of the Urban Renewal Authority. Her public duties also include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC.

Mr. LI Kar Keung, Caspar, aged 54, was appointed an Independent Non-executive Director of the Company in June 1999. He is the president of a management consultancy company. He had worked as a deputy managing director of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

SENIOR MANAGEMENT

The senior management of the Group comprises the Executive Directors above, namely, Mr. Liang Jiang, Mr. Tan Yunbiao and Mr. Tsang Hon Nam.

The Directors have pleasure in submitting their report together with the audited financial statements of Guangnan (Holdings) Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The Company is principally engaged in investment holding. The subsidiaries of the Company are primarily engaged in manufacturing and sales of tinplates and related products, development and leasing of properties, distribution of live and fresh foodstuffs and foodstuffs trading. The Group's principal activities are mainly carried out in Hong Kong and in the Guangdong Province of the PRC.

The analysis of the Group's turnover by principal activities, the Group's operating result by business segments and by geographical segments during the financial year are respectively set out in notes 2 and 12 on the financial statements.

RESULTS AND DIVIDENDS

The Group's consolidated results for the year ended 31 December 2006 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 37 to 104.

An interim dividend of HK1.5 cents (2005: Nil) per share was paid on 18 October 2006. The Directors recommended the payment of a final dividend of HK2.0 cents (2005: HK1.5 cents) per share for the year ended 31 December 2006.

The proposed final dividend, if approved at the 2007 Annual General Meeting of the Company, is expected to be paid on 29 June 2007 to shareholders whose names appear on the register of members of the Company on 7 June 2007.

FIXED ASSETS

Details of movements in the fixed assets of the Group and the Company during the year are set out in notes 13(a) and 13(b) on the financial statements respectively.

PRINCIPAL SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries and associates as at 31 December 2006 are set out in notes 36 and 38 on the financial statements respectively.

BORROWINGS AND INTEREST CAPITALISED

Details of borrowings of the Group are set out in note 22 on the financial statements. No interest was capitalised by the Group during the year.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 25(c) on the financial statements.

RESERVES

Consolidated profits attributable to equity shareholders of the Company, before dividend, of HK$121,320,000 (2005: HK$175,759,000) have been transferred to reserves. Other movements in the reserves of the Group and the Company during the year are set out in notes 25(a) and 25(b) on the financial statements respectively.

RETIREMENT BENEFITS SCHEME

Details of the Group's retirement benefits scheme are set out in note 30 on the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2006, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.

The largest supplier for the year ended 31 December 2006 represented 58.4% of the Group's total purchases (not including purchases of capital nature), and the combined total of the five largest suppliers accounted for 68.8% of the Group's total purchases for the year.

At no time during the year have the directors, their associates or any shareholder of the Company, who to the knowledge of the Directors, owns more than 5% of the Company's share capital, had any interests in these major suppliers.

PROPERTIES

Particulars of the major properties of the Group are set out on page 108.

FINANCIAL SUMMARY

A summary of the results, assets and liabilities of the Group for the past five years ended 31 December 2006 is set out on pages 109 and 110.

Report of the Directors

DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

LIANG Jiang
TAN Yunbiao
TSANG Hon Nam

Non-executive Directors

ZHAO Leili	
LUO Fanyu	
DONG Decai	(appointed on 18 December 2006)
HOU Zhuobing	(appointed on 8 August 2006)
LIANG Jiangqin	(resigned on 8 August 2006)

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

The Company has received confirmation of independence from the Independent Non-executive Directors, namely Mr. Gerard Joseph McMAHON, Miss TAM Wai Chu, Maria and Mr. LI Kar Keung, Caspar. The Company and its Nomination Committee consider each of the Independent Non-executive Directors to be independent.

RETIREMENT AND RE-ELECTION OF DIRECTORS

In accordance with Article 92 of the Company's Articles of Association, Mr. DONG Decai and Miss HOU Zhuobing would retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

In accordance with Article 101 of the Company's Articles of Association, Messrs. ZHAO Leili, Gerard Joseph McMAHON and LI Kar Keung, Caspar would retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2006, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") which were required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in Rules Governing The Listing of Securities (the "Listing Rules") on the Stock Exchange were as follows:

(I) Long positions in shares

(i) The Company

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jiang	230,000	0.026%
Zhao Leili	218,000	0.024%

Note: The number of ordinary shares of the Company in issue as at 31 December 2006 was 901,583,285.

(ii) Kingway Brewery Holdings Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	70,000	0.005%

Note: The number of ordinary shares of Kingway Brewery Holdings Limited in issue as at 31 December 2006 was 1,396,368,000.

(iii) Guangdong Tannery Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	70,000	0.013%

Note: The number of ordinary shares of Guangdong Tannery Limited in issue as at 31 December 2006 was 524,154,000.

(II) Long positions in options relating to ordinary shares of the Company

Number of Director	Date of share options granted#	Number of share options: Held on 01.01.2006 ('000)	Number of share options: Granted during the year ('000)	Exercisable period of share options*	Total consideration paid for share options granted (HK$)	Price per share to be paid on exercise of share options (HK$)	During the year Number of share options: Exercised ('000)	During the year Number of share options: Lapsed ('000)	During the year Number of share options: Cancelled ('000)	Number of share options held on 31.12.2006 ('000)	Share price: At share options grant date** (HK$)	Share price: At share options exercise date (HK$)
Liang Jiang	06.02.2004	2,000	–	06.05.2004 to 05.05.2009	10	1.582	–	–	–	2,000	–	–
	09.03.2006	–	2,000	09.06.2006 to 08.03.2016	1	1.660	–	–	–	2,000	1.610	–
Tan Yunbiao	06.02.2004	1,500	–	06.05.2004 to 05.05.2009	10	1.582	–	–	–	1,500	–	–
	09.03.2006	–	2,000	09.06.2006 to 08.03.2016	1	1.660	–	–	–	2,000	1.610	–
Tsang Hon Nam	09.03.2006	–	300	09.06.2006 to 08.03.2016	1	1.660	–	–	–	300	1.610	–
Zhao Leili	09.03.2006	–	200	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
Luo Fanyu	09.03.2006	–	200	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
Gerard Joseph McMahon	09.03.2006	–	200	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
Tam Wai Chu, Maria	09.03.2006	–	200	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
Li Kar Keung, Caspar	09.03.2006	–	200	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If the last day of any of the option periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

** The share price disclosed as "At share options grant date" is the closing price of the shares of the Company quoted on the Stock Exchange on the trading day immediately prior to the date of grant of the share options.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 31 December 2006, none of the Directors and chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Listing Rules.

SHARE OPTION SCHEMES OF THE COMPANY

On 11 June 2004, the Company adopted a new share option scheme ("2004 Share Option Scheme") and terminated its share option scheme that was adopted on 24 August 2001 ("2001 Share Option Scheme"). Options granted prior to the termination of the 2001 Share Option Scheme remain valid until lapsed.

2001 Share Option Scheme

Pursuant to the 2001 Share Option Scheme, the exercise price of the options under the Scheme is determinable by the Directors in their discretion, but may not be less than the higher of (i) the nominal value of the shares of the Company; and (ii) 80% of the average of the closing prices per share as stated in the Stock Exchange's quotation sheets for the five trading days immediately preceding the date of grant of an option.

Pursuant to the 2001 Share Option Scheme, the Directors are authorized, at their discretion, to invite full-time employees of the Company and its subsidiaries, including Executive Directors but excluding Non-executive Directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of HK$10 in total by the grantee to the Company within 21 days from the date of grant. Options granted under the 2001 Share Option Scheme is exercisable within a period of 5 years commencing on the business day immediately following the expiry of 3 months after the date of grant and expiring at the close of business on the last business day of such 5 year period.

2004 Share Option Scheme

The purpose of the 2004 Share Option Scheme of the Company is to enable the Company to have a new scheme with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's Directors (including Non-executive and Independent Non-executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group. The 2004 Share Option Scheme unless otherwise terminated or amended, will remain in force for 10 years from 25 June 2004.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not exceed 30% of its shares in issue from time to time. The total number of shares which may be issued upon exercise of all options to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not in aggregate exceed 10% of the shares of the Company in issue as at the date of adopting the 2004 Share Option Scheme, but the Company may seek approval of its shareholders in a general meeting to refresh the 10% limit under the 2004 Share Option Scheme.

The total number of shares issued and to be issued upon exercise of the share options granted and to be granted to each eligible participant (including both exercised and outstanding options) in any 12-month period up to the date of grant may not exceed 1% of the shares in issue at the date of grant. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting of the Company.

The grant of share options under the 2004 Share Option Scheme may be accepted within 14 days from the date of grant upon payment of a consideration of HK$1 by the grantee. The exercise period of the share options granted is determinable by the Directors of the Company, commences after a certain vesting period and ends on a date which is not more than 10 years from the date of grant of the share options.

The exercise price of the share options is determinable by the Directors, but shall at least be the highest of (i) the closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet on the date of grant of the share options, which must be a business day; (ii) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet for the five trading days immediately preceding the date of the grant; and (iii) the nominal value of the Company's shares.

During the year, 3,470,000 options and 120,000 options were lapsed under the 2001 and 2004 Share Option Schemes respectively. During the year, 11,770,000 options were granted under the 2004 Share Option Scheme. As at 31 December 2006, options were outstanding under the 2001 and 2004 Share Option Schemes entitling the holders to subscribe for 8,320,000 shares and 11,650,000 shares of the Company respectively.

As at 31 December 2006, save as disclosed in the section of "Long positions in options relating to ordinary shares of the Company", certain employees of the Company had the following interests in rights to subscribe for shares of the Company granted under the 2001 and 2004 Share Option Schemes. Each option gives the holder the right to subscribe for one share of par value HK$0.5 each of the Company. Further details are set out in note 24 on the financial statements.

Category	Date of share options granted#	Number of share options		Exercisable period of share options*	Total consideration paid for share options granted (HK$)	Price per share to be paid on exercise of share options (HK$)	During the year Number of share options			Number of share options held on 31.12.2006 ('000)	Share price	
		Held on 01.01.2006 ('000)	Granted during the year ('000)				Exercised ('000)	Lapsed ('000)	Cancelled ('000)		At share options grant date** (HK$)	At share options exercise date (HK$)
Employees and other participants	24.08.2001	3,350	–	26.11.2001 to 25.11.2006	10	1.495	–	3,350	–	–	–	–
	06.02.2004	4,940	–	06.05.2004 to 05.05.2009	10	1.582	–	120	–	4,820	–	–
	09.03.2006	–	6,470	09.06.2006 to 08.03.2016	1	1.660	–	120	–	6,350	1.610	–

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If the last day of any of the option periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

** The share price disclosed as "At share options grant date" is the closing price of the shares of the Company quoted on the Stock Exchange on the trading day immediately prior to the date of grant of the share options.

Note: The underlying shares of the outstanding share options under the 2004 Share Option Scheme as at 31 December 2006 represent 2.21% of the issued share capital of the Company.

Details of share options granted during the year:

Date of grant:	9 March 2006
Vesting period:	9 March 2006 to 8 June 2006
Exercise period:	9 June 2006 to 8 March 2016
Exercise price:	HK$1.66 per share
Number of share options granted:	11,770,000^

Report of the Directors

The fair value of share options granted on 9 March 2006 was HK$3,425,603 which was determined using binomial lattice option pricing model[^^], and was recognised in the consolidated profit and loss account for the year. The weighted average fair value of share options granted during the year and the respective inputs and assumptions to the model were as follows:

Weighted average fair value of share option:	HK$0.29 per share
Risk-free interest rate:	4.444%[@], being the approximate yield of 10-year Exchange Fund Note traded on 9 March 2006
Expected volatility:	78%, being the annualised volatility of the closing price of the ordinary shares of the Company from 9 March 2005 to 9 March 2006
Expected dividend yield:	2.564%, being historical dividend yield
Expected life of share options:	10 years
Assumptions:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the ordinary shares of the Company over the period from 9 March 2005 to 9 March 2006.

Effects of early exercise factors were also considered in calculating the fair value of share options.

^ No forfeiture clause was contained in the relevant share option scheme.

^^ In prior years, in order to comply with Rule 17.08 of the Listing Rules, Black-Scholes option pricing model was adopted by the Company to calculate the theoretical value of share options granted for disclosure purpose only. With effect from 1 January 2005, in order to comply with Hong Kong Financial Reporting Standards No. 2, "Share-based payment", the Group has adopted a new policy for employee share options. Under the new policy, the Group recognizes the fair value of share options as an expense with a corresponding increase recognized in a capital reserve within equity. As binomial lattice option pricing model could capture assumption about early exercise of share option and is more appropriate for share options with relatively long contractual lives, the Group used binomial lattice model, instead of Black-Scholes model, to measure the fair value of share options granted.

The binomial lattice model (the "Model") is one of the option pricing models to estimate the fair value of an option. It should be noted that the Model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the fair value of the share options derived from the Model should not be interpreted as the market or actual value of the option.

@ According to Rule 17.08 of the Listing Rules, the risk-free rate should be the rate prevailing on debt securities issued by the state, such as the Exchange Fund Notes in case of Hong Kong based entities.

ARRANGEMENTS TO ACQUIRE SHARES OR DEBENTURES

Except for the share options held by the Directors, at no time during the year was the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies was a party or were parties and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

During the year, Mr. Zhao Leili, Director of the Company, was also a director of Guangdong Yue Gang Investment Holdings Company Limited ("Yue Gang") and GDH Limited ("GDH"). Messrs. Liang Jiang and Luo Fanyu, Directors of the Company, were also directors of GDH. GDH is a wholly-owned subsidiary of Yue Gang. Yue Gang and its subsidiaries other than the Group (the "Yue Gang Group") have a wide range of business interests which include distribution of live and fresh foodstuffs, development of properties and leasing of properties. There may be some overlapping between the scope of the aforementioned business interests of the Yue Gang Group and that of the Group. However, the Directors of the Company do not believe that there exist any direct or indirect competition in any material respect between the businesses of the Yue Gang Group and those of the Group.

DIRECTORS' SERVICE CONTRACTS

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

TRANSACTIONS DISCLOSED IN ACCORDANCE WITH THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED

Details of the transactions disclosed in accordance with the Listing Rules are set out on pages 105 to 107.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2006, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO:

Name	Number of ordinary shares beneficially held	Long/Short Position	Approximate % of issued share capital
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note)*	536,380,868	Long position	59.49%
GDH Limited ("GDH")	536,380,868	Long position	59.49%

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent. direct interest in GDH.

Save as disclosed above, as at 31 December 2006, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO.

CONTRACTS OF SIGNIFICANCE WITH CONTROLLING SHAREHOLDERS OR ITS SUBSIDIARIES

In addition to the disclosures contained in the Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as set out on pages 105 to 107, the Company or its subsidiary had the following contracts of significance with GDH, the controlling shareholder of the Company, and its subsidiary.

On 25 March 2002, Zhongyue Industry Material Limited, a wholly-owned subsidiary of the Company, entered into a loan agreement with Richway Resources Limited ("Richway"), a wholly-owned subsidiary of GDH, for the provision by Richway of a loan in the amount of RMB50,000,000. The loan is without security, interest free and without fixed term of repayment. As at 31 December 2006, the loan has an outstanding balance of RMB25,000,000.

Subsequent to the balance sheet date, the Company signed a loan agreement with GDH pursuant to which GDH agreed to grant a loan to the extent of HK$200,000,000 to the Company. Such loan was made upon normal commercial terms (or better), without security and will mature on 31 December 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float as required under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

REVIEW OF ANNUAL RESULTS

The annual results of the Group for the year ended 31 December 2006 have been reviewed by the Audit Committee of the Company.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in auditors of the Company in any of the preceding three years.

By order of the Board

Liang Jiang
Chairman

Hong Kong, 20 April 2007

Corporate Governance Report

The Company and its subsidiaries (the "Group") recognizes the importance of achieving and monitoring the high standard of corporate governance consistent with the needs and requirements of its businesses and the best interest of all of its stakeholders and is fully committed to doing so. It is also with the objectives in mind that the Group has applied the principles on the Code of Corporate Governance Practices (the "New CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

In the opinion of the directors of the Company (the "Directors"), the Company has met the code provisions set out in the New CG Code in the financial year ended 31 December 2006 with the exception that certain Non-executive Directors are not appointed for specific terms as Non-executive Directors are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association (the "Articles").

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules as the code of conduct regarding Director's securities transactions. All Directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the year 2006

BOARD OF DIRECTORS

The Board comprises three Executive Directors, being Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four Non-Executive Directors, being Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing, and three Independent Non-Executive Directors, being Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

The Board is responsible for the leadership and control of the Company and oversees the Group's businesses, strategic decisions and performances. The Management was delegated the authority and responsibility by the Board for the day-to-day management of the Group. Major corporate matters that are specifically delegated by the Board to the Management include the preparation of interim and annual reports and announcements for board approval before publishing, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory and regulatory requirements and rules and regulations.

The Board meets at least quarterly and on other occasions when a Board decision is required on major issues. During the financial year ended 31 December 2006, the Board held six meetings.

Details of Directors' attendance at the Annual General Meeting ("AGM"), Board and Board Committee meetings held during the financial year ended 31 December 2006 are set out below.

	Board	Audit Committee	Compensation Committee	Nomination Committee	AGM
Executive Directors					
Liang Jiang	6/6		5/5	3/3	1
Tan Yunbiao	6/6		5/5		1
Tsang Hon Nam	6/6				1
Non-executive Directors					
Zhao Leili	5/6				1
Luo Fanyu	5/6				1
Dong Decai*	1/1				
Hou Zhuobing#	3/3				
Liang Jianqin^	3/3				1
Independent Non-executive Directors					
Gerard Joseph McMahon	6/6	6/6	5/5	3/3	1
Tam Wai Chu, Maria	6/6	6/6	5/5	3/3	1
Li Kar Keung, Caspar	6/6	6/6	5/5	3/3	1

* Mr. Dong Decai was appointed a Non-executive Director on 18 December 2006.

\# Miss Hou Zhuobing was appointed a Non-executive Director on 8 August 2006.

^ Miss Liang Jianqin resigned as a Non-executive Director on 8 August 2006.

The Company has received confirmation of independence from the three Independent Non-executive Directors, namely: Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar in accordance with Rule 3.13 of the Listing Rules. The Board and the Nomination Committee have assessed their independence and concluded that all the Independent Non-executive Directors are independent within the definition of the Listing Rules.

The Board members do not have any financial, business, family or other material/relevant relationships with each other. The balanced board composition also ensures that strong independence exists across the Board. The biographies of the Directors are set out in pages 9 to 11 to the annual report, which demonstrates a diversity of skills, expertise, experience and qualifications.

CHAIRMAN AND GENERAL MANAGER

The Chairman is Mr. Liang Jiang and the General Manager is Mr. Tan Yunbiao. Their roles are clearly defined and segregated to ensure independence and proper checks and balances. Mr. Liang as the Chairman has executive responsibilities, provides leadership to the Board and ensures the proper and effective functioning of the Board in the discharge of its responsibilities. Mr. Tan Yunbiao as the General Manager is accountable to the Board for the overall implementation of the Company's strategies and the co-ordination of overall business operations.

NON-EXECUTIVE DIRECTORS

Prior to enforcement of the New CG Code on 1 January 2005, the Non-executive Directors were not appointed for specific terms but they are subject to retirement by rotation and re-election at the AGMs of the Company in accordance with the Articles. The Non-executive Directors who were re-elected in the 2005 AGM hold office for a term of approximately three years until they become due to retire by rotation in accordance with the Articles. In the 2006 AGM, the Company has approved the amendment of the Articles to so that the Non-executive Directors will be subject to retirement by rotation at least once in every three years.

REMUNERATION OF DIRECTORS

The Company established a compensation committee (the "Compensation Committee") in 1999 and its terms of reference were amended in June 2005 to bring it in line with the New CG Code. The authority and duties of the Remuneration Committee are as follows:

Authority

1. The Compensation Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Compensation Committee.

2. The Compensation Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. The Compensation Committee should consult the Chairman and/or General Manager about their proposals relating to the remuneration of other Executive Directors and have access to professional advice if it considers this to be necessary.

2. To make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration.

3. To have the delegated responsibility to determine the specific remuneration packages of all Executive Directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of Non-executive Directors. The Committee should consider factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors, employment conditions elsewhere in the Group and desirability of performance-based remuneration.

4. To review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time.

5. To review and approve the compensation payable to Executive Directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Company.

6. To review and approve compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate.

7. To make recommendations to the Board concerning officer and/or employee share option or incentive schemes or the like, or other forms of profit-sharing arrangements of the Group which might be devised to reward management or other employees over and above normal salary and bonuses.

8. Supervising the policy relating to, and the management and care of the Company's retirement, provident or superannuating funds.

9. To ensure that no Director or any of his associates is involved in deciding his own remuneration.

Corporate Governance Report

The Compensation Committee comprises the Chairman, Mr. Liang Jiang, Executive Director and General Manager, Mr. Tan Yunbiao, and the three Independent Non-executive Directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Li Kar Keung, Caspar is the chairman of the Compensation Committee.

The Compensation Committee shall meet at least twice a year. During the year ended 31 December 2006, the Compensation Committee held five meetings to review the annual remuneration package and performance bonuses for the Executive Directors and the management of the Company.

Details of the Directors' remuneration are set out in note 7 to the financial statements.

NOMINATION OF DIRECTORS

The Company established a nomination committee (the "Nomination Committee") in 2005. The Nomination Committee is responsible for identifying suitable and qualified individuals to become board member and make recommendation on appointment and reappointment of Directors. The Board is responsible for the considering and approving the appointment of Directors with a view to appoint to the Board suitable individuals with the relevant expertise and experience to enhance the constitution of a strong and diverse Board and to contribute to the functioning of the Board through their continuous participation.

The authority and duties of the Nomination Committee are as follows:

Authority

1. The Nomination Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Nomination Committee.

2. The Nomination Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. To review the structure, size and composition (including the skills, knowledge and experience) of the Board on a regular basis and make recommendations to the board regarding any proposed changes.

2. To identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of, individuals nominated for directorships.

3. To assess the independence of independent non-executive directors, having regard to the requirements under the Listing Rules.

4. To make recommendations to the Board on relevant matters relating to the appointment or re-appointment of Directors and succession planning for Directors in particular the Chairman and the General Manager.

The Nomination Committee comprises the Chairman, Mr. Liang Jiang, and the three Independent Non-executive Directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Liang Jiang is the chairman of the Nomination Committee.

The Nomination Committee shall meet at least once a year. During the financial year ended 31 December 2006, the Nomination Committee met three times to review the structure, size and composition of the Board and to consider, nominate and recommend suitable candidates for appointment and reappointment of directors.

AUDITORS' REMUNERATION

The remuneration of the Company's auditors, Messrs. KPMG, for services rendered in respect of the financial year ended 31 December 2006 is set out as follows:

Services rendered	**Fee** HK$'000
Audit of final results	1,700
Review of interim results	500
Review of continuing connected transactions	46
	2,246

AUDIT COMMITTEE

The Audit Committee (the "Audit Committee") of the Company was established in 1999 and its terms of reference were amended in June 2005 to bring it in line with the New CG Code. The authority and duties of the Audit Committee are as follows:

Authority

1. The Audit Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Audit Committee.

2. The Audit Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. To be primarily responsible for making recommendation to the Board on the appointment, reappointment and removal of the external auditor, and to approve the remuneration and terms of engagement of the external auditor, and any questions of resignation or dismissal of that auditor.

2. To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standard. The Audit Committee should discuss with the auditor the nature and scope of the audit and reporting obligations before the audit commences.

3. To develop and implement policy on the engagement of an external auditor to supply non-audit services. For this purpose, external auditor shall include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally. The Audit Committee should report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

4. To monitor integrity of financial statements of the Company and the Company's annual report and accounts, half-year report and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In this regard, in reviewing the Company's annual report and accounts, half-year report and, if prepared for publication, quarterly reports before submission to the Board, the Audit Committee should focus particularly on:

   (a) Any changes in accounting policies and practices;

   (b) Major judgmental areas;

   (c) Significant adjustments resulting from audit;

   (d) The going concern assumptions and any qualifications;

   (e) Compliance with accounting standards; and

   (f) Compliance with the Listing Rules and other legal requirements in relation to financial reporting.

5. In regard to 4 above:

   (a) Members of the Audit Committee must liaise with the Board, senior management and the person appointed as the Company's qualified accountant and the Audit Committee must meet, at least once a year, with the Company's auditors; and

   (b) The Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in such reports and accounts and must give due consideration to any matters that have been raised by the issuer's qualified accountant, compliance officer or auditors.

6. To review the Group's financial controls, internal control and risk management systems.

7. To discuss with the management the system of internal control and ensure that management has discharged its duty to have an effective internal control system.

8. To consider any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response.

9. Where an internal audit function exists, to ensure co-ordination between the internal and external auditors, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and to review and monitor the effectiveness of the internal audit function.

Corporate Governance Report

10. To review the Group's financial and accounting policies and practices.

11. To review the external auditor's management letter, any material queries raised by the auditor to management in respect of the accounting records, financial accounts or systems of control and management's response.

12. To ensure that the Board will provide a timely response to the issues raised in the external auditor's management letter.

13. To report to the Board on the matters set out in the provision herein.

14. To consider other topics as defined by the Board.

The Audit Committee comprises the three Independent Non-executive Directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Gerard Joseph McMahon is the chairman of the Audit Committee.

The Audit Committee shall meet at least four times a year. During the financial year ended 31 December 2006, the Audit Committee held six meetings, inter alia, to review the 2005 annual results and the 2006 interim results of the Group. The Audit Committee focuses not only on the impact of the changes in accounting policies and practices but also on the compliance with accounting standards, the Listing Rules and the legal requirements in the review of the Company's financial results. It also focuses on the Group's systems of internal control. The Audit Committee met the external auditors two times (out of which one time without the presence of the management) during the financial year ended 31 December 2006 to discuss any areas of concerns.

ACCOUNTABILITY AND AUDIT

The Directors have acknowledged that they are responsible for overseeing the preparation of financial statements, which give a true and fair view of the state of affairs of the Group and of the results and cash flows in the relevant year. The responsibilities of the external auditors to the shareholders are set out in the Auditors' Report on page 35. In preparing the financial statements for the year ended 31 December 2006, the Directors have selected appropriate accounting policies, applied them consistently in accordance with the accounting principles generally accepted in Hong Kong which are pertinent to its operations and relevant to the financial statements and, made judgements and estimates that are prudent and reasonable, and have prepared the financial statements on a going concern basis.

The Company aims at presenting a balanced, clear and comprehensible assessment of the Group's performance, position and prospects in all communications issued to shareholders, including annual and interim reports, announcements and circulars. The annual and interim results of the Company are announced in a timely manner within 4 months and 3 months respectively after the end of the relevant periods

INTERNAL CONTROLS

The Board is committed to establish and maintain a sound and effective internal control system of the Group to protect the shareholders' investment and to safeguard the Group's assets and to achieve corporate objectives. Key components of internal controls of the Group are set out below:

1. A defined organizational structure, with specified limits of authority and lines of responsibility, has been established.

2. Established operating policies and procedures.

3. Delegation of authority — The directors and/or management are delegated with respective level of authority relating to certain business or operational objectives. Committees (e.g. Audit, Remuneration and Nominee), of which their decision-making authority is delegated by the Board, are established where necessary to review, approve and monitor particular aspect of operation of the Group.

4. Budgetary system — (i) Business plan and forecasts are prepared annually and subject to monthly review and approval by the management . With annual budget and monthly rolling forecast, the management could identify and evaluate the likelihood of the financial impact of significant business risks in the coming year and achieve the business objectives; (ii) Budgetary system in relation to monthly recurrent and major capital expenditure is in place. Any material variances against budgets are investigated, explained and approved by the respective financial controller.

5. Internal Audit Department — In order to further enhance the internal control of the Group, an internal audit department was established during the year. The internal auditor could access unrestrictedly to review all aspects of the Group's activities and internal controls. Any serious internal control deficiencies or fraud identified would be reported immediately to the Directors or even directly to the Audit Committee.

6. Quarterly review by Audit Committee and the Board — The Directors review major business and operational activities and financial performance of the Group at least on a quarterly basis.

7. Comprehensive accounting system — A reliable and comprehensive accounting system are in place for the recording of financial information of the Group.

8. Monthly review by the management — Key operating and financial performance of each business segment are reviewed by the management on monthly basis. Regular meetings are held to review the business and financial performance against forecast and business strategies to be taken.

Corporate Governance Report

During the year, review on the effectiveness and efficiency of material financial, operational and compliance controls and risk management procedures of the Group was made by the Board and the Audit Committee. The Board is generally satisfied with the effectiveness and adequacy of the existing internal control system of the Group. The Board acknowledges the importance of good corporate governance and will continue its efforts on enhancing the Group's internal controls to support further growth of the Group.

Internal control system of the Group is designed to provide reasonable (rather than absolute) assurance against unauthorized use or disposition. It could only manage, rather than eliminate, all risks of material misstatement, errors, loss or fraud.



Auditors' report to the shareholders of
Guangnan (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Guangnan (Holdings) Limited (the "Company") set out on pages 37 to 104, which comprise the consolidated and Company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

Auditors' Report

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

20 April 2007

Consolidated Profit and Loss Account

For the year ended 31 December 2006 (Expressed in Hong Kong dollars)

	Note	2006 $'000	2005 $'000
Turnover	2, 12	**1,221,254**	921,217
Cost of sales		**(1,057,781)**	(798,270)
Gross profit		**163,473**	122,947
Other revenue	3	**9,906**	11,584
Other net income	3	**14,327**	3,671
Distribution costs		**(19,914)**	(15,010)
Administrative expenses		**(47,056)**	(42,367)
Other operating expenses		**(9,942)**	(456)
Profit from operations		**110,794**	80,369
Non-operating income	4	**—**	59,746
Net valuation gains on investment properties		**23,123**	20,497
Finance costs	5(a)	**(2,906)**	(396)
Share of profits less losses of associates		**19,259**	20,315
Profit before taxation	5	**150,270**	180,531
Income tax	6(a)	**(23,476)**	(736)
Profit for the year		**126,794**	179,795
Attributable to:			
Equity shareholders of the Company	25(a)	**121,320**	175,759
Minority interests	25(a)	**5,474**	4,036
Profit for the year		**126,794**	179,795
Dividends payable to equity shareholders of the Company attributable to the year:	10		
Interim dividend declared during the year		**13,524**	—
Final dividend proposed after the balance sheet date		**18,032**	13,524
		31,556	13,524
Earnings per share	11		
Basic		**13.5 cents**	19.5 cents
Diluted		**13.5 cents**	N/A

The notes on pages 44 to 104 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2006 (Expressed in Hong Kong dollars)

	Note	2006 $'000	2005 $'000
Non-current assets			
Fixed assets			
— Investment properties		**235,651**	207,496
— Other property, plant and equipment		**512,275**	167,580
— Interest in leasehold land held for own use under operating leases		**57,855**	59,330
	13(a)	**805,781**	434,406
Interest in associates	15	**182,434**	176,003
Other non-current financial assets	16	**—**	46
		988,215	610,455
Current assets			
Trading securities	17	**3,153**	3,059
Inventories	19	**115,478**	236,259
Trade and other receivables	20	**274,706**	291,986
Cash and cash equivalents	21	**157,737**	96,871
		551,074	628,175
Current liabilities			
Bank loans secured by bills receivable	22	**81,557**	26,991
Trade and other payables	23	**306,377**	200,604
Current taxation	18(a)	**18,757**	19,602
		406,691	247,197
Net current assets		**144,383**	380,978
Total assets less current liabilities		**1,132,598**	991,433

Consolidated Balance Sheet

At 31 December 2006 (Expressed in Hong Kong dollars)

	Note	2006 $'000	2005 $'000
Non-current liability			
Deferred tax liabilities	18(b)	**21,687**	12,217
NET ASSETS		**1,110,911**	979,216
CAPITAL AND RESERVES			
Share capital	25(c)	**450,792**	450,792
Reserves		**622,477**	499,090
	25(a)	**1,073,269**	949,882
Total equity attributable to equity shareholders of the Company			
Minority interests		**37,642**	29,334
TOTAL EQUITY		**1,110,911**	979,216

Approved and authorised for issue by the board of directors on 20 April 2007.

Tan Yunbiao
Director

Tsang Hon Nam
Director

The notes on pages 44 to 104 form part of these financial statements.

Balance Sheet

At 31 December 2006 (Expressed in Hong Kong dollars)

	Note	**2006 $'000**	2005 $'000
Non-current assets			
Fixed assets			
— Investment properties		**98,200**	97,000
— Other property, plant and equipment		**957**	1,039
	13(b)	**99,157**	98,039
Interest in subsidiaries	14	**381,693**	373,617
Interest in associates	15	**169,258**	188,006
Other non-current financial assets	16	**—**	46
		650,108	659,708
Current assets			
Trading securities	17	**3,153**	3,059
Trade and other receivables	20	**1,018**	1,267
Cash and cash equivalents	21	**10,747**	12,294
		14,918	16,620
Current liabilities			
Trade and other payables	23	**11,344**	10,915
Amounts due to subsidiaries		**—**	7,878
		11,344	18,793
Net current assets/(liabilities)		**3,574**	(2,173)
NET ASSETS		**653,682**	657,535
CAPITAL AND RESERVES			
Share capital	25(c)	**450,792**	450,792
Reserves		**202,890**	206,743
TOTAL EQUITY	25(b)	**653,682**	657,535

Approved and authorised for issue by the board of directors on 20 April 2007.

Tan Yunbiao
Director

Tsang Hon Nam
Director

The notes on pages 44 to 104 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2006 (Expressed in Hong Kong dollars)

	Note	2006 $'000	2005 $'000
Total equity at 1 January			
Attributable to equity shareholders of the Company	25(a)	**949,882**	760,915
Minority interests	25(a)	**29,334**	24,786
		979,216	785,701
Net income recognised directly in equity:			
Exchange differences on translation of:			
— financial statements of overseas subsidiaries and associates	25(a)	**26,634**	13,783
Reserves realised upon liquidation of a subsidiary	25(a)	**—**	(38)
Net income for the year recognised directly in equity		**26,634**	13,745
Net profit for the year:			
Net profit for the year	25(a)	**126,794**	179,795
Total recognised income and expenses for the year		**153,428**	193,540
Attributable to:			
Equity shareholders of the Company		**147,009**	188,967
Minority interests		**6,419**	4,573
		153,428	193,540
Dividends declared to minority shareholders	25(a)	**(1,421)**	(2,232)
Dividends declared during the year	25(a)	**(27,048)**	—
Contributions by minority shareholders	25(a)	**3,310**	2,207
Movements in equity arising from capital transactions:			
Equity-settled share-based transactions	25(a)	**3,426**	—
Total equity at 31 December		**1,110,911**	979,216

The notes on pages 44 to 104 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2006 (Expressed in Hong Kong dollars)

	Note	**2006**		2005	
		$'000	**$'000**	$'000	$'000
Operating activities					
Profit before taxation		**150,270**		180,531	
Adjustments for:					
— Finance costs		**2,906**		396	
— Interest income		**(3,359)**		(3,912)	
— Dividends from listed securities		**(235)**		(235)	
— Net realised and unrealised (gain)/loss on trading securities		**(94)**		141	
— Net valuation gains on investment properties		**(23,123)**		(20,497)	
— Impairment losses on other non-current financial assets		**46**		156	
— Net (gain)/loss on disposal of fixed assets		**(512)**		242	
— Write-back of liabilities		**(4,198)**		(42,740)	
— Net gain on liquidation of a subsidiary		**—**		(45)	
— Write-back of impairment losses on receivables		**(2,013)**		(355)	
— Recovery of bad debts		**—**		(17,006)	
— Depreciation		**16,681**		8,077	
— Amortisation of land lease premium		**1,778**		1,774	
— Share of profits less losses of associates		**(19,259)**		(20,315)	
— Foreign exchange gain		**(2,135)**		(1,762)	
— Impairment losses on fixed assets		**5,498**		—	
— Equity-settled share-based payment expenses		**3,426**		—	
Operating profit before changes in working capital		**125,677**		84,450	
Decrease/(increase) in inventories		**129,159**		(205,552)	
Increase in trade, bills and other receivables		**(22,035)**		(108,539)	
Decrease in amounts due from fellow subsidiaries		**156**		122	
Increase in amount due from associate		**(58)**		(63)	
Increase in trade creditors, other payables and accrued charges		**15,442**		61,375	
Increase/(decrease) in amounts due to holding companies and fellow subsidiaries		**48**		(243)	
Decrease in restricted cash deposits against legal claims		**—**		4,634	

Consolidated Cash Flow Statement

For the year ended 31 December 2006 (Expressed in Hong Kong dollars)

	Note	2006		2005	
		$'000	**$'000**	$'000	$'000
Cash generated from/(used in) operations		**248,389**		(163,816)	
Interest received		**3,359**		4,515	
Interest paid		**(2,906)**		(396)	
Hong Kong Profits Tax paid		**(1,281)**		(1,763)	
PRC income tax refunded		**—**		19,874	
PRC income tax paid		**(14,194)**		(11,672)	
Net cash generated from/(used in) operating activities			**233,367**		(153,258)
Investing activities					
Payment for purchase of fixed assets		**(225,768)**		(89,166)	
Dividends received from listed securities		**235**		235	
Dividends received from associate		**18,965**		17,962	
Proceeds from disposal of fixed assets		**6,387**		423	
Net cash used in investing activities			**(200,181)**		(70,546)
Financing activities					
Dividends paid		**(27,048)**		(475)	
Repayment to banks on maturity of discounted bills		**(455,391)**		(43,991)	
Proceeds from banks on discounted bills		**509,002**		70,982	
Net cash generated from financing activities			**26,563**		26,516
Increase/(decrease) in cash and cash equivalents			**59,749**		(197,288)
Cash and cash equivalents at 1 January			**96,871**		288,749
Effect of foreign exchange rate changes			**1,117**		5,410
Cash and cash equivalents at 31 December	21		**157,737**		96,871

The notes on pages 44 to 104 form part of these financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective for the current accounting period of the Group and the Company. These new and revised HKFRSs have no significant impact on the results of the Group or the financial position of the Group and of the Company for the current and prior accounting periods.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 35).

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets are stated at their fair value as explained in the accounting policies set out below.

— investment properties (see note 1(f)); and

— financial instruments classified as trading securities (see note 1(e)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Basis of preparation of the financial statements (Continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 31.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

[illegible]

(c) Subsidiaries and minority interests (Continued)

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 1(l) or 1(m) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(i)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)).

(d) Associates

An associate is an entity over which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)). The consolidated profit and loss account includes the Group's share of the post-acquisition, post-tax results of the associates for the year.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 1(i)(ii)), unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)).

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include any data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 1(i)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(f) Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 1(h)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 1(r)(ii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 1(h)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 1(h).

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Investment properties (Continued)

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in profit or loss.

(g) Other property, plant and equipment

The following items of fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(i)(ii)):

— buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 1(h)); and

— other items of plant and equipment.

The cost of self-constructed items of fixed assets includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs.

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment. Capitalization of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificate by the appropriate authorities.

No depreciation is provided in respect of construction in progress. Upon completion and commissioning for operation, depreciation will be provided at the appropriate rates specified below.

Gains or losses arising from the retirement or disposal of an item of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Other property, plant and equipment (Continued)

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

— Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years after the date of completion.

— Leasehold improvements	20% to 50% per annum
— Plant and machinery, furniture, fixtures and equipment	10% to 20% per annum
— Motor vehicles	20% per annum

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(h) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) *Classification of assets leased to the Group*

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

— property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as an investment property, is accounted for as if held under a finance lease (see note 1(f)); and

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Leased assets (Continued)

(i) *Classification of assets leased to the Group (Continued)*

— land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) *Operating lease charges*

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 1(f)).

(i) Impairment of assets

(i) *Impairment of investments in equity securities and trade and other receivables*

Investments in equity securities and trade and other current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Impairment of assets (Continued)

(i) *Impairment of investments in equity securities and trade and other receivables (Continued)*

— For trade and other receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii) *Impairment of other assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— other property, plant and equipment;

— pre-paid interests in leasehold land classified as being held under an operating lease;

— investments in subsidiaries and associates (except for those classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)).

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Impairment of assets (Continued)

(ii) *Impairment of other assets (Continued)*

If any such indication exists, the asset's recoverable amount is estimated.

— Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(j) Inventories

Inventories are carried at the lower of cost and net realisable value.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Inventories (Continued)

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 1(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 1(i)(i)).

(l) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(m) Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(o) Employee benefits

(i) *Short-term employee benefits and contributions to defined contribution retirement plans*

Salaries, annual bonuses, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees, except to the extent that they are included in cost of inventories not yet recognised as an expense. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Further information on the Group's contribution to retirement benefit schemes is set out in note 30.

(ii) *Share-based payments*

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Employee benefits (Continued)

(ii) *Share-based payments (Continued)*

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii) *Termination benefits*

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(p) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Income tax (Continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Income tax (Continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  — the same taxable entity; or

  — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(q) Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) *Sale of goods*

Revenue is recognised when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

(ii) *Rental income from operating leases*

Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) *Dividends*

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(iv) *Interest income*

Interest income is recognised as it accrues using the effective interest method.

(s) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s) Translation of foreign currencies (Continued)

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Hong Kong dollars at foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(t) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred.

(u) Non-current assets held for sale

A non-current asset is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset is available for sale in its present condition.

Immediately before classification as held for sale, the measurement of the non-current assets is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 1.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Non-current assets held for sale (Continued)

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, the non-current asset is not depreciated or amortised.

(v) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(w) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w) Segment reporting (Continued)

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financing expenses.

2. TURNOVER

The principal activities of the Group are manufacturing and trading of tinplate, property leasing, foodstuffs distribution and trading during the year.

Turnover represents the sales value of goods and rental income from investment properties received under operating leases, after eliminating intra-group transactions. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2006	2005
	$'000	$'000
Sales of goods		
— Tinplating	**1,108,939**	797,798
— Foodstuffs distribution and trading	**86,858**	97,890
	1,195,797	895,688
Property leasing	**25,457**	25,529
	1,221,254	921,217

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

3. OTHER REVENUE AND NET INCOME

	2006 $'000	2005 $'000
Other revenue		
Sales of scrap materials	**2,500**	3,814
Interest income	**3,359**	3,912
Management income	**228**	88
Dividends from listed securities	**235**	235
Subsidy received	**1,033**	294
Others	**2,551**	3,241
	9,906	11,584
Other net income		
Net gain/(loss) on disposal of fixed assets	**512**	(242)
Net realised and unrealised gain/(loss) on trading securities	**94**	(141)
Write-back of impairment losses on receivables	**2,013**	355
Write-back of liabilities	**4,198**	—
Impairment losses on other non-current financial assets	**(46)**	(156)
Net realised and unrealised exchange gain	**7,556**	3,855
	14,327	3,671

4. NON-OPERATING INCOME

	Note	2006 $'000	2005 $'000
Write-back of liabilities	(i)	—	42,740
Recovery of bad debts	(ii)	—	17,006
		—	59,746

4. NON-OPERATING INCOME (Continued)

Notes:

(i) The amounts mainly represent the write-back of liabilities which have been outstanding for a long time with no demand for settlements. The directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year ended 31 December 2005, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

5. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

		2006	2005
		$'000	$'000
(a)	Finance costs:		
	Interest on bank advances and other borrowings repayable within 5 years	**2,906**	396
(b)	Staff costs:		
	Net contributions paid to defined contribution plans	**1,341**	1,338
	Equity-settled share-based payment expenses	**3,426**	—
	Salaries, wages and other benefits	**38,939**	31,077
		43,706	32,415
(c)	Other items:		
	Cost of inventories sold (note)	**1,051,265**	780,571
	Auditors' remuneration	**2,246**	2,121
	Depreciation	**16,681**	8,077
	Amortisation of land lease premium	**1,778**	1,774
	Impairment losses on fixed assets and inventories	**9,346**	—
	Operating lease charges in respect of property rentals	**939**	654
	Rentals receivable from investment properties less direct outgoings of $2,190,000 (2005: $2,261,000)	**(23,267)**	(23,268)

Note: Cost of inventories includes $24,880,000 (2005: $16,311,000) relating to staff costs and depreciation expenses, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

8. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(a) Taxation in the consolidated profit and loss account represents:

	Note	**2006** **$'000**	2005 $'000
Current tax — Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 17.5% (2005: 17.5%) on the estimated assessable profits for the year		**650**	1,286
Under-provision in respect of prior years		**9**	11
		659	1,297
Current tax — the PRC			
Tax for the year		**13,941**	16,567
Under-provision in respect of prior years		**30**	617
Tax refund for re-investment	(i)	**—**	(19,874)
	(ii)	**13,971**	(2,690)
Deferred tax			
Origination and reversal of temporary differences		**8,846**	2,129
		23,476	736

Notes:

(i) The Group has successfully obtained tax refund of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate") during the year ended 31 December 2005.

(ii) Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(iii) A subsidiary, Zhongyue Tinplate, is entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate.

8. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT (Continued)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2006 **$'000**	2005 $'000
Profit before tax	**150,270**	180,531
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdiction concerned	**26,799**	35,899
Tax effect of non-deductible expenses	**4,203**	3,034
Tax effect of non-taxable revenue	**(7,785)**	(16,004)
Tax effect of current year's tax losses not recognised	**2,245**	669
Tax effect of utilisation of unrecognised tax losses	**(2,025)**	(3,616)
Tax refund for re-investment	**—**	(19,874)
Under-provision in prior years	**39**	628
Actual tax expense	**23,476**	736

The tax rate for Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%). The applicable tax rates for PRC income tax range from 10.8% to 33% (2005: 15% to 33%) depending on the locations where the PRC subsidiaries are situated.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

7. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees $'000	Basic salaries, allowances and other benefits $'000	Retirement schemes contributions $'000	Bonus $'000	Sub-total $'000	Share-based payment $'000	2005 Total $'000
						(Note)	
Executive directors							
Liang Jiang	—	409	255	480	1,144	—	1,144
Tan Yunbiao	—	344	143	360	847	—	847
Tsang Hon Nam	—	894	30	166	1,090	—	1,090
Non-executive directors							
Zhao Leili	—	—	—	—	—	—	—
Luo Fanyu	—	—	—	—	—	—	—
Liang Jianqin	—	—	—	—	—	—	—
Independent non-executive directors							
Tam Wai Chu, Maria	—	300	—	—	300	—	300
Gerard Joseph McMahon	—	300	—	—	300	—	300
Li Kar Keung, Caspar	—	300	—	—	300	—	300
Total	—	2,547	428	1,006	3,981	—	3,981

	Directors' fees $'000	**Basic salaries, allowances and other benefits $'000**	**Retirement schemes contributions $'000**	**Bonus $'000**	**Sub-total $'000**	**Share-based payment $'000**	**2006 Total $'000**
						(Note)	
Executive directors							
Liang Jiang	—	**421**	**260**	**480**	**1,161**	**582**	**1,743**
Tan Yunbiao	—	**340**	**259**	**1,294**	**1,893**	**582**	**2,475**
Tsang Hon Nam	—	**941**	**30**	**543**	**1,514**	**87**	**1,601**
Non-executive directors							
Zhao Leili	—	—	—	—	—	**58**	**58**
Luo Fanyu	—	—	—	—	—	**58**	**58**
Liang Jianqin	—	—	—	—	—	**58**	**58**
Dong Decai	—	—	—	—	—	—	—
Hou Zhuobing	—	—	—	—	—	—	—
Independent non-executive directors							
Tam Wai Chu, Maria	—	**300**	—	—	**300**	**58**	**358**
Gerard Joseph McMahon	—	**300**	—	—	**300**	**58**	**358**
Li Kar Keung, Caspar	—	**300**	—	—	**300**	**58**	**358**
Total	—	**2,602**	**549**	**2,317**	**5,468**	**1,599**	**7,067**

7. DIRECTORS' REMUNERATION (Continued)

Note: These represent the estimated value of share options granted to the directors under the Company's share option scheme. The value of these share options is measured according to the Group's accounting policies for share-based payment transactions as set out in note 1(o)(ii).

The details of these benefits in kind, including the principal terms and number of options granted, are disclosed under the paragraph "Share option scheme" in the directors' report and note 24.

8. INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with highest emoluments, two (2005: three) directors whose emoluments are disclosed in note 7. The aggregate of the emoluments in respect of the other three (2005: two) individuals are as follows:

	2006	2005
	$'000	$'000
Basic salaries, allowances and other benefits	**1,010**	779
Retirement benefit scheme contributions	**448**	305
Share-based payment	**1,305**	—
Bonuses	**2,743**	495
	5,506	1,579

The emoluments of the three (2005: two) individuals with the highest emoluments are within the following bands:

	2006	2005
	Number of individuals	Number of individuals
$		
Nil–1,000,000	**—**	2
1,000,001–1,500,000	**—**	—
1,500,001–2,000,000	**3**	—

9. PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of $19,769,000 (2005: $71,004,000) which has been dealt with in the financial statements of the Company.

10. DIVIDENDS

(a) Dividends payable to equity shareholders of the Company attributable to the year:

	2006	2005
	$'000	$'000
Interim dividend declared and paid of 1.5 cents per ordinary share (2005: Nil cent per ordinary share)	**13,524**	—
Final dividend proposed after the balance sheet date of 2.0 cents per ordinary share (2005: 1.5 cents per ordinary share)	**18,032**	13,524
	31,556	13,524

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:

	2006	2005
	$'000	$'000
Final dividend in respect of the previous financial year, approved and paid during the year, of 1.5 cents per ordinary share (2005: Nil cent per ordinary share)	**13,524**	—

11. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $121,320,000 (2005: $175,759,000) and the number of 901,583,285 (2005: 901,583,285) ordinary shares in issue during the year.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

11. EARNINGS PER SHARE (Continued)

(b) Diluted earnings per share

The diluted earnings per share for the year ended 31 December 2006 is the same as the basic earnings per share as the potential ordinary shares are anti-dilutive. There were no potential ordinary shares outstanding during the year ended 31 December 2005.

12. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are used as packaging materials for the food processing manufacturers
Foodstuffs distribution and trading	:	Distribution, purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

12. SEGMENT REPORTING (Continued)

Business segments (Continued)

	For the year ended 31 December 2006					
	Tinplating $'000	Foodstuffs distribution and trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Revenue from external customers	**1,108,939**	**86,858**	**25,457**	—	—	**1,221,254**
Inter-segment revenue	**1,991**	—	**169**	**(2,160)**	—	—
Other revenue from external customers	**4,463**	**1,812**	**28**	—	**17,695**	**23,998**
Total	**1,115,393**	**88,670**	**25,654**	**(2,160)**	**17,695**	**1,245,252**
Segment result	**81,797**	**16,648**	**16,662**			**115,107**
Unallocated operating income and expenses						**(4,313)**
Profit from operations						**110,794**
Share of profits less losses of associates	—	—	—	—	**19,259**	**19,259**
Net valuation gains on investment properties	—	—	**23,123**	—	—	**23,123**
Finance costs						**(2,906)**
Income tax						**(23,476)**
Profit after taxation						**126,794**
Depreciation and amortisation for the year	**16,469**	**104**	**1,605**			
Impairment losses made/ (written-back) for the year	**9,346**	**(1,185)**	—			

Notes:

(i) During the year, foodstuffs trading and live and fresh foodstuffs distribution have been combined into one business segment consistent with the Group's system of internal financial reporting. The comparative figures have been adjusted to conform with current year's presentation.

(ii) The directors consider that change in fair value on investment properties does not constitute part of the Group's operating performance. As a result, net valuation gain or losses on investment properties are included after profit from operations. The comparative figures have been adjusted to conform with the current year's presentation.

12. SEGMENT REPORTING (Continued)

Business segments (Continued)

	For the year ended 31 December 2005					
	Tinplating $'000	Foodstuffs distribution and trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Revenue from external customers	797,798	97,890	25,529	—	—	921,217
Inter-segment revenue	2,157	—	109	(2,266)	—	—
Other revenue from external customers	6,586	717	242	—	7,474	15,019
Total	806,541	98,607	25,880	(2,266)	7,474	936,236
Segment result	55,095	17,056	17,764			89,915
Unallocated operating income and expenses						(9,546)
Profit from operations						80,369
Share of profits less losses of associates	—	—	—	—	20,315	20,315
Net valuation gains on investment properties	—	—	20,497	—	—	20,497
Non-operating income						59,746
Finance costs						(396)
Income tax						(736)
Profit after taxation						179,795
Depreciation and amortisation for the year	7,867	100	1,566			
Impairment losses written-back for the year	—	(627)	—			

12. SEGMENT REPORTING (Continued)

Business segments (Continued)

	2006			
	Tinplating $'000	**Foodstuffs distribution and trading $'000**	**Property leasing $'000**	**Consolidated $'000**
Segment assets	**1,017,617**	**59,892**	**263,986**	**1,341,495**
Interest in associates				**182,434**
Unallocated assets				**15,360**
Total assets				**1,539,289**
Segment liabilities	**230,068**	**40,539**	**5,749**	**276,356**
Unallocated liabilities				**152,022**
Total liabilities				**428,378**
Capital expenditure incurred during the year	**366,576**	**186**	**2,212**	

	2005			
	Tinplating $'000	Foodstuffs distribution and trading $'000	Property leasing $'000	Consolidated $'000
Segment assets	761,682	52,487	230,800	1,044,969
Interest in associates				176,003
Unallocated assets				17,658
Total assets				1,238,630
Segment liabilities	124,789	39,010	4,652	168,451
Unallocated liabilities				90,963
Total liabilities				259,414
Capital expenditure incurred during the year	45,709	48	3,257	

12. SEGMENT REPORTING (Continued)

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for foodstuffs distribution and trading, whereas the PRC (other than Hong Kong) is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	2006	
	The PRC $'000	**Hong Kong $'000**
Revenue from external customers	**1,132,337**	**88,917**
Segment assets	**1,172,526**	**168,969**
Capital expenditure incurred during the year	**368,782**	**192**

	2005	
	The PRC $'000	Hong Kong $'000
Revenue from external customers	821,644	99,573
Segment assets	889,275	155,694
Capital expenditure incurred during the year	48,966	48

(Expressed in Hong Kong dollars)

13 FIXED ASSETS

(a) The Group

	Buildings held for own use $'000	Leasehold improvements $'000	Construction in progress $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Interest in leasehold land held for own use under operating leases $'000	Total $'000
Cost or valuation:									
At 1 January 2005	81,803	1,914	4,575	126,603	2,793	217,688	184,298	67,328	469,314
Exchange adjustments	1,531	—	108	6,494	104	8,237	2,701	361	11,299
Additions	—	64	46,776	2,267	—	49,107	—	—	49,107
Disposals	(577)	(60)	—	(1,368)	(195)	(2,200)	—	—	(2,200)
Transfer in from construction in progress	9,184	—	(47,282)	38,098	—	—	—	—	—
Fair value adjustment	—	—	—	—	—	—	20,497	—	20,497
At 31 December 2005	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
Representing:									
Cost	91,941	1,918	4,177	172,094	2,702	272,832	—	67,689	340,521
Valuation — 2005	—	—	—	—	—	—	207,496	—	207,496
	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
Accumulated depreciation:									
At 1 January 2005	21,980	1,862	—	67,034	1,196	92,072	—	6,434	98,506
Exchange adjustments	884	—	—	5,674	80	6,638	—	151	6,789
Charge for the year	1,809	19	—	5,970	279	8,077	—	1,774	9,851
Written back on disposal	(169)	(35)	—	(1,155)	(176)	(1,535)	—	—	(1,535)
At 31 December 2005	24,504	1,846	—	77,523	1,379	105,252	—	8,359	113,611
Net book value:									
At 31 December 2005	67,437	72	4,177	94,571	1,323	167,580	207,496	59,330	434,406

	Buildings held for own use $'000	**Leasehold improvements $'000**	**Construction in progress $'000**	**Plant and machinery, furniture, fixtures and equipment $'000**	**Motor vehicles $'000**	**Sub-total $'000**	**Investment properties $'000**	**Interest in leasehold land held for own use under operating leases $'000**	**Total $'000**
Cost or valuation:									
At 1 January 2006	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
Exchange adjustments	2,672	—	157	11,356	153	14,338	4,642	555	19,535
Additions	487	—	364,525	2,826	1,149	368,987	390	—	369,377
Disposals	—	—	—	(26,235)	(838)	(27,073)	—	—	(27,073)
Transfer in from construction in progress	—	—	(563)	563	—	—	—	—	—
Fair value adjustment	—	—	—	—	—	—	23,123	—	23,123
At 31 December 2006	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
Representing:									
Cost	95,100	1,918	368,296	160,604	3,166	629,084	—	68,244	697,328
Valuation — 2006	—	—	—	—	—	—	235,651	—	235,651
	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
Accumulated depreciation:									
At 1 January 2006	24,504	1,846	—	77,523	1,379	105,252	—	8,359	113,611
Exchange adjustments	1,537	—	—	8,911	128	10,576	—	252	10,828
Charge for the year	8,008	19	—	8,325	329	16,681	—	1,778	18,459
Written back on disposals	—	—	—	(20,519)	(679)	(21,198)	—	—	(21,198)
Impairment losses	—	—	—	5,498	—	5,498	—	—	5,498
At 31 December 2006	34,049	1,865	—	79,738	1,157	116,809	—	10,389	127,198
Net book value:									
At 31 December 2006	61,051	53	368,296	80,866	2,009	512,275	235,651	57,855	805,781

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

13 FIXED ASSETS (Continued)

(b) The Company

	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2005	1,381	2,609	1,488	5,478	78,200	83,678
Additions	64	28	—	92	—	92
Disposals	(60)	—	—	(60)	—	(60)
Fair value adjustment	—	—	—	—	18,800	18,800
At 31 December 2005	1,385	2,637	1,488	5,510	97,000	102,510
Representing:						
Cost	1,385	2,637	1,488	5,510	—	5,510
Valuation — 2005	—	—	—	—	97,000	97,000
	1,385	2,637	1,488	5,510	97,000	102,510
Accumulated depreciation:						
At 1 January 2005	1,329	1,607	1,252	4,188	—	4,188
Charge for the year	19	245	54	318	—	318
Written back on disposal	(35)	—	—	(35)	—	(35)
At 31 December 2005	1,313	1,852	1,306	4,471	—	4,471
Net book value:						
At 31 December 2005	72	785	182	1,039	97,000	98,039

	Leasehold improvements $'000	**Plant and machinery, furniture, fixtures and equipment $'000**	**Motor vehicles $'000**	**Sub-total $'000**	**Investment properties $'000**	**Total $'000**
Cost or valuation:						
At 1 January 2006	**1,385**	**2,637**	**1,488**	**5,510**	**97,000**	**102,510**
Additions	**—**	**83**	**320**	**403**	**—**	**403**
Disposals	**—**	**(289)**	**(588)**	**(877)**	**—**	**(877)**
Fair value adjustment	**—**	**—**	**—**	**—**	**1,200**	**1,200**
At 31 December 2006	**1,385**	**2,431**	**1,220**	**5,036**	**98,200**	**103,236**
Representing:						
Cost	**1,385**	**2,431**	**1,220**	**5,036**	**—**	**5,036**
Valuation — 2006	**—**	**—**	**—**	**—**	**98,200**	**98,200**
	1,385	**2,431**	**1,220**	**5,036**	**98,200**	**103,236**
Accumulated depreciation:						
At 1 January 2006	**1,313**	**1,852**	**1,306**	**4,471**	**—**	**4,471**
Charge for the year	**19**	**187**	**76**	**282**	**—**	**282**
Written back on disposal	**—**	**(220)**	**(454)**	**(674)**	**—**	**(674)**
At 31 December 2006	**1,332**	**1,819**	**928**	**4,079**	**—**	**4,079**
Net book value:						
At 31 December 2006	**53**	**612**	**292**	**957**	**98,200**	**99,157**

13 FIXED ASSETS (Continued)

(c) The analysis of net book value of properties is as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
In Hong Kong on long-term leases	**98,200**	97,000	**98,200**	97,000
Elsewhere in the PRC on medium-term leases	**262,613**	237,263	—	—
	360,813	334,263	**98,200**	97,000
Representing:				
Land and buildings carried at fair value	**235,651**	207,496	**98,200**	97,000
Buildings carried at cost	**67,307**	67,437	—	—
	302,958	274,933	**98,200**	97,000
Interest in leasehold land held for use under operating leases	**57,855**	59,330	—	—
	360,813	334,263	**98,200**	97,000

(d) Investment properties of the Group and the Company situated in Hong Kong totalling $98,200,000 (2005: $97,000,000) were revalued at 31 December 2006 by RHL Appraisal Limited, who have among their Staff Members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling $137,451,000 (2005: $110,496,000) were revalued at 31 December 2006 by an independent firm of surveyors registered in the PRC, 深圳中勝會計師事務所 — 中國註冊房地產估價師, on an open market value basis.

(e) The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

13 FIXED ASSETS (Continued)

(e) (Continued)

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Within 1 year	**20,122**	19,310	**3,055**	599
After 1 year but within 5 years	**49,413**	51,334	**3,583**	485
After 5 years	**35,370**	46,990	**—**	—
	104,905	117,634	**6,638**	1,084

14 INTEREST IN SUBSIDIARIES

	The Company	
	2006	2005
	$'000	$'000
Unlisted shares, at cost	**211,409**	211,409
Loans to subsidiaries	**124,705**	119,024
Amounts due from subsidiaries	**404,421**	553,801
	740,535	884,234
Less: impairment loss	**(358,842)**	(510,617)
	381,693	373,617

Details of the subsidiaries, which are incorporated in Hong Kong unless otherwise stated, are set out in note 36. All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements. Details of companies under liquidation which have not been consolidated in the financial statements are set out in note 37.

15 INTEREST IN ASSOCIATES

	The Group		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Unlisted shares, at cost	**—**	—	**244,980**	244,980
Share of net assets	**182,434**	157,192	**—**	—
Amount due from associate	**—**	18,811	**—**	18,748
	182,434	176,003	**244,980**	263,728
Less: impairment losses	**—**	—	**(75,722)**	(75,722)
	182,434	176,003	**169,258**	188,006

Details of the associates, which are incorporated in the PRC, are set out in note 38.

Summary of financial information on associates

	Assets	Liabilities	Equity	Revenues	Profit
	$'000	$'000	$'000	$'000	$'000
2006					
100 per cent	**552,603**	**(134,224)**	**418,379**	**1,149,093**	**47,435**
Group's effective interest	**219,150**	**(53,432)**	**165,718**	**457,143**	**19,259**
2005					
100 per cent	610,629	(213,003)	397,626	1,007,886	50,817
Group's effective interest	241,700	(84,508)	157,192	399,842	20,315

16 OTHER NON-CURRENT FINANCIAL ASSETS

	The Group and the Company	
	2006	2005
	$'000	$'000
Equity securities		
Unlisted equity securities, at cost	**540**	540
Less: impairment losses	**(540)**	(494)
	—	46

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

17 TRADING SECURITIES

	The Group and the Company	
	2006	2005
	$'000	$'000
Trading securities (at market value)		
Equity securities listed in Hong Kong	**3,153**	3,059

18 INCOME TAX IN THE BALANCE SHEET

(a) Current taxation in the balance sheet represents:

	The Group	
	2006	2005
	$'000	$'000
Provision for Hong Kong Profits Tax for the year	**650**	1,286
Provisional Profits Tax paid	**(970)**	(984)
	(320)	302
Taxation outside Hong Kong	**19,077**	19,300
	18,757	19,602

18 INCOME TAX IN THE BALANCE SHEET (Continued)

(b) Deferred tax assets and liabilities recognised:

The Group

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of related depreciation $'000	Revaluation of investment properties $'000	Tax losses $'000	Total $'000
Deferred tax arising from:				
At 1 January 2005	7,725	2,108	—	9,833
Exchange differences	202	53	—	255
Charged/(credited) to consolidated profit and loss account	1,519	1,480	(870)	2,129
At 31 December 2005	9,446	3,641	(870)	12,217
At 1 January 2006	**9,446**	**3,641**	**(870)**	**12,217**
Exchange differences	**371**	**253**	**—**	**624**
Charged/(credited) to consolidated profit and loss account	**1,619**	**7,785**	**(558)**	**8,846**
At 31 December 2006	**11,436**	**11,679**	**(1,428)**	**21,687**

(c) Deferred tax assets unrecognised:

	The Group		**The Company**	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Tax losses	**2,431,088**	2,478,863	**2,335,145**	2,370,516

The tax losses do not expire under the current tax legislation, except for an amount of $4,006,000 (2005: $15,489,000), which will expire in the coming 5 years.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

19. INVENTORIES

(a) Inventories in the consolidated balance sheet comprise:

	The Group	
	2006	2005
	$'000	$'000
Raw materials, spare parts and consumables	**65,948**	148,076
Finished goods	**49,530**	88,183
	115,478	236,259

(b) An analysis of the amount of inventories recognised as an expense is as follows:

	The Group	
	2006	2005
	$'000	$'000
Carrying amount of inventories sold	**1,051,265**	780,571
Write down of inventories	**3,848**	—
	1,055,113	780,571

20. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Trade debtors	**14,230**	16,570	**637**	190
Bills receivable	**234,040**	197,309	—	—
Other receivables, deposits and prepayments	**26,430**	77,945	**375**	1,072
Amounts due from fellow subsidiaries	**6**	162	**6**	5
	274,706	291,986	**1,018**	1,267

Included in the trade and other receivables are balances totalling $259,000 (2005: $302,000) expected to be recovered after one year.

20. TRADE AND OTHER RECEIVABLES (Continued)

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	The Group		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Within 1 month	**149,105**	76,003	**508**	125
1 to 3 months	**92,386**	74,666	**—**	65
More than 3 months but less than 12 months	**6,779**	63,210	**129**	—
	248,270	213,879	**637**	190

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

21. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Deposits with banks	**37,477**	47,815	**9,332**	11,456
Cash at bank and in hand	**120,260**	49,056	**1,415**	838
	157,737	96,871	**10,747**	12,294

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
United States Dollars	**US$7,612**	US$1,922	**US$1,154**	US$1,139

22 BANK LOANS SECURED BY BILLS RECEIVABLE

	The Group	
	2006	2005
	$'000	$'000
Bank loans secured by bills receivable	**81,557**	26,991

Bank loans are secured by the related bills receivable and interest bearing at a fixed rate of 3.24% (2005: 3.24%) per annum.

At 31 December 2006 and 2005, the bank loans are repayable within one year.

23. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Trade creditors	**103,837**	95,447	**29**	29
Other payables and accrued charges	**172,955**	74,037	**11,267**	10,886
Amount due to associate	**18**	18	**—**	—
Amounts due to minority shareholders	**6,269**	7,852	**—**	—
Amounts due to holding companies and fellow subsidiaries	**23,298**	23,250	**48**	—
	306,377	200,604	**11,344**	10,915

The amount of trade and other payables expected to be settled after more than one year is $1,557,000 (2005: $557,000).

Included in trade and other payables are trade creditors with the following ageing analysis:

	The Group		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Due within 1 month or on demand	**103,837**	95,447	**29**	29

23. TRADE AND OTHER PAYABLES (Continued)

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Renminbi	**RMB27,518**	RMB25,000	**RMB2,513**	RMB—
United States Dollars	**US$7,869**	US$6,187	**US$—**	US$—

24. EQUITY-SETTLED SHARE-BASED TRANSACTIONS

On 24 August 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the directors, the Company adopted a new share option scheme (the "2001 Share Options Scheme"). Pursuant to the 2001 Share Option Scheme, the directors are authorised, at their discretion, to invite full-time employees of the Company and its subsidiaries, including executive directors but excluding non-executive directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of $10 in total by the grantee to the Company within 21 days from the date of grant. The options vest after 3 months from the date of grant and are exercisable within a period of five years. Each option gives the holder the right to subscribe for one share.

On 11 June 2004, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2004 Share Option Scheme") with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's directors (including Non-executive and Independent Non-executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group.

On the same day, the shareholders of the Company also passed a resolution to terminate the 2001 Share Option Scheme. Options previously granted under the old scheme remain valid until lapsed.

24. EQUITY-SETTLED SHARE-BASED TRANSACTIONS (Continued)

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of options	Vesting conditions	Contractual life of options
Options held by directors:			
— granted on 6 February 2004	3,500,000	Three months from the date of grant	5 years
— granted on 9 March 2006	5,500,000	Three months from the date of grant	10 years
Options held by employees:			
— granted on 24 August 2001	3,350,000	Three months from the date of grant	5 years
— granted on 6 February 2004	5,190,000	Three months from the date of grant	5 years
— granted on 9 March 2006	6,270,000	Three months from the date of grant	10 years
Total share options	23,810,000		

(b) The number and weighted average exercise prices of share options are as follows:

	2006		2005	
	Weighted average exercise price	**Number of options '000**	Weighted average exercise price	Number of options '000
Outstanding at the beginning of the year	**$1.557**	**11,790**	$1.558	12,040
Granted during the year	**$1.660**	**11,770**		—
Lapsed during the year	**$1.503**	**(3,590)**	$1.582	(250)
Exercisable at the end of the year	**$1.627**	**19,970**	$1.557	11,790

(Expressed in Hong Kong dollars)

24. EQUITY-SETTLED SHARE-BASED TRANSACTIONS (Continued)

(b) (Continued)

The options outstanding at 31 December 2006 had a weighted average exercise price of $1.627 (2005: $1.557) and a weighted average remaining contractual life of 6.34 years (2005: 2.65 years).

(c) Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice option pricing model. The contractual life of the share option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice option pricing model.

	2006
Fair value at measurement date	**$0.29**
Share price at the grant date	**$1.64**
Exercise price	**$1.66**
Expected volatility (expressed as weighted average volatility used in the modelling under binomial lattice model)	**78%**
Option life (expressed as weighted average life used in the modelling under binomial option pricing model)	**10 years**
Expected dividends	**2.564%**
Risk-free interest rate (based on Exchange Fund Notes)	**4.444%**

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

25. CAPITAL AND RESERVES

(a) The Group

	Note	Share capital $'000	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Exchange reserves $'000	Special capital reserve $'000	Other reserves $'000	(Accumulated losses)/retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
		Attributable to equity shareholders of the Company										
At 1 January 2005		901,583	1,747,098	971	48,814	(948)	—	1,450	(1,938,053)	760,915	24,786	785,701
Exchange difference on translation of: — financial statements of subsidiaries and associates outside Hong Kong		—	—	—	—	13,246	—	—	—	13,246	537	13,783
Transfer to statutory reserves		—	—	—	—	—	—	1,333	(1,333)	—	—	—
Dividends declared to minority shareholders		—	—	—	—	—	—	—	—	—	(2,232)	(2,232)
Contributions by minority shareholders		—	—	—	—	—	—	—	—	—	2,207	2,207
Reserves realised upon liquidation of a subsidiary		—	—	—	—	(38)	—	—	—	(38)	—	(38)
Elimination upon Capital Reorganisation	25(c)	(450,791)	(1,747,098)	(971)	(48,157)	—	107,440	—	2,139,577	—	—	—
Profit for the year		—	—	—	—	—	—	—	175,759	175,759	4,036	179,795
At 31 December 2005		450,792	—	—	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216

25. CAPITAL AND RESERVES (Continued)

(a) The Group (Continued)

	Attributable to equity shareholders of the Company											
	Share capital	Share premium	Capital reserve-share options	Capital redemption reserve	Capital reserve	Exchange reserves	Special capital reserve	Other reserves	Retained profits	Total	Minority interests	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 January 2006	450,792	—	—	—	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216
Exchange difference on translation of:												
— financial statements of subsidiaries and associates outside Hong Kong	—	—	—	—	—	25,689	—	—	—	25,689	945	26,634
Transfer to statutory reserves	—	—	—	—	—	—	—	740	(740)	—	—	—
Dividends declared to minority shareholders	—	—	—	—	—	—	—	—	—	—	(1,421)	(1,421)
Contributions by minority shareholders	—	—	—	—	—	—	—	—	—	—	3,310	3,310
Grant of share options	—	—	3,426	—	—	—	—	—	—	3,426	—	3,426
Share options lapsed during the year	—	—	(50)	—	—	—	—	—	50	—	—	—
Dividends declared in respect of the current year	—	—	—	—	—	—	—	—	(27,048)	(27,048)	—	(27,048)
Profit for the year	—	—	—	—	—	—	—	—	121,320	121,320	5,474	126,794
At 31 December 2006	450,792	—	3,376	—	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911

Included in figure for the retained profits as at 31 December 2006 is an amount of $2,374,000 (2005: $7,958,000), being the accumulated losses attributable to associates.

25. CAPITAL AND RESERVES (Continued)

(b) The Company

	Note	Share capital $'000	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Special capital reserve $'000	(Accumulated losses)/retained profits $'000	Total equity $'000
At 1 January 2005		901,583	1,747,098	971	48,157	—	(2,111,278)	586,531
Elimination upon Capital Reorganisation	25(c)	(450,791)	(1,747,098)	(971)	(48,157)	107,440	2,139,577	—
Profit for the year		—	—	—	—	—	71,004	71,004
At 31 December 2005		450,792	—	—	—	107,440	99,303	657,535
At 1 January 2006		**450,792**	**—**	**—**	**—**	**107,440**	**99,303**	**657,535**
Transfer to retained profits		**—**	**—**	**—**	**(50)**	**—**	**50**	**—**
Dividend declared in respect of the current year		**—**	**—**	**—**	**—**	**—**	**(27,048)**	**(27,048)**
Equity-settled share-based transactions		**—**	**—**	**—**	**3,426**	**—**	**—**	**3,426**
Profit for the year		**—**	**—**	**—**	**—**	**—**	**19,769**	**19,769**
At 31 December 2006		**450,792**	**—**	**—**	**3,376**	**107,440**	**92,074**	**653,682**

25. CAPITAL AND RESERVES (Continued)

(c) Share capital

	2006 Number of shares (thousand)	**2006** $'000	2005 Number of shares (thousand)	2005 $'000
Authorised:				
Ordinary shares of nominal value of $0.1 each at 1 January	**3,000,000**	**1,500,000**	15,000,000	1,500,000
Reduction of nominal value of share from $0.1 each to $0.05 each	**—**	**—**	—	(750,000)
Increase in ordinary shares of nominal value of $0.05 each	**—**	**—**	15,000,000	750,000
Consolidation of every ten shares of nominal value of $0.05 each into one share of nominal value of $0.50 each	**—**	**—**	(27,000,000)	—
At 31 December	**3,000,000**	**1,500,000**	3,000,000	1,500,000
Issued and fully paid:				
At 1 January	**901,583**	**450,792**	9,015,833	901,583
Reduction of nominal value of share from $0.1 each to $0.05 each	**—**	**—**	—	(450,791)
Consolidation of every ten shares of nominal value of $0.05 each into one share of nominal value of $0.50 each	**—**	**—**	(8,114,250)	—
At 31 December	**901,583**	**450,792**	901,583	450,792

(Expressed in Hong Kong dollars)

25. CAPITAL AND RESERVES (Continued)

(c) Share capital (Continued)

The capital reorganisation of the Company ("the Capital Reorganisation") was complete on 19 December 2005. Pursuant to a special resolution passed at the Extraordinary General Meeting of the Company dated 12 August 2005 and with the sanction of the High Court of Hong Kong dated 7 December 2005, the entire amount of share premium account of approximately $1,747,098,000 and capital redemption reserve of approximately $971,000, together with an aggregate amount of capital reserve of approximately $48,157,000, were eliminated against an equal amount of accumulated losses effective on 8 December 2005.

In addition, on 8 December 2005, the authorised share capital of the Company was reduced from $1,500,000,000 divided into 15,000,000,000 ordinary shares of nominal value of $0.10 each to $750,000,000 divided into 15,000,000,000 ordinary shares of nominal value of $0.05 each ("Reduced Shares"). Such reduction was effective by cancelling paid up capital to the extent of $0.05 upon each of the 9,015,832,859 ordinary shares in issue. Out of such credits arising from the share cancellation, an aggregate amount of approximately $343,352,000 were set off against the remaining amount of accumulated losses, and the remaining credits of approximately $107,440,000 were transferred to a special capital reserve account.

As part of the Capital Reorganisation, every ten issued and unissued Reduced Shares were considered into one new share of nominal value of $0.50 each. The consolidation of shares was effective on 19 December 2005.

(d) Nature and purpose of reserves

(i) *Share premium and capital redemption reserve*

The application of the share premium and capital redemption reserve is governed by Sections 48B and 49H respectively of the Hong Kong Companies Ordinance. The entire amounts were eliminated under the Capital Reorganisation.

(ii) *Capital reserve*

The capital reserve was created following an issue of warrants by the Company in 1997. The net proceeds from the issue of such warrants have been recorded in such capital reserve. All such warrants were either exercised during the exercise period or lapsed in 1998. The application of such capital reserve is not subject to any condition or restriction.

25. CAPITAL AND RESERVES (Continued)

(d) Nature and purpose of reserves (Continued)

(ii) *Capital reserve (Continued)*

As part of the Capital Reorganisation, such amount has been eliminated by setting off against an equal amount of accumulated losses.

(iii) *Special capital reserve*

The special capital reserve was created under the Capital Reorganisation as mentioned in note 25(c). The Company has given an undertaking to the Court in relation to the amount credited to such reserve on the conditions that such reserve will not treated as realised profits and will not be distributable unless and until certain conditions have been fulfilled.

(iv) *Capital reserve — share options*

The capital reserve — share options represents the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognised in accordance with the accounting policy adopted for share-based payments in note 1(o)(ii).

(v) *Exchange reserve*

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations outside Hong Kong. The reserve is dealt with in accordance with the accounting policies set out in note 1(s).

(vi) Other reserves represent statutory reserves of entities established in the PRC.

(e) Distributability of reserves

At 31 December 2006, the aggregate amount of reserves available for distribution to equity shareholders of the Company was $43,774,000 (2005: $52,204,000).

(Expressed in Hong Kong dollars)

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Major non-cash transaction

During the year, long outstanding liabilities totalling $4,198,000 (2005: $42,740,000) was written back (see note 3).

27. FINANCIAL INSTRUMENTS

Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and bills receivables mainly relating to the tinplating operation, credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are due within 30 days from the date of billing and the maturity dates for bills receivables issued by banks from customers usually ranged from 3 to 6 months. Debtors with balances that are more than one month overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

At the balance sheet date, the Group has a certain level of concentrations of credit risk as 5.6% (2005: 8.3%) and 21.3% (2005: 26.0%) of the total trade and bills receivables was due from the Group's largest debtors and the five largest debtors respectively within the tinplating business segment.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Group does not provide any other guarantee which would expose the Group to credit risk.

27. FINANCIAL INSTRUMENTS (Continued)

(b) Interest rate risk

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table includes indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

The Group

	2006		2005	
	Effective interest rate	**One year or less $'000**	Effective interest rate	One year or less $'000
Repricing dates for assets which reprice before maturity				
Cash and cash equivalents	**1.92%**	**157,737**	1.83%	96,871
Maturity dates for liabilities which do not reprice before maturity				
Bank loans secured by bills receivable	**3.24%**	**(81,557)**	3.24%	(26,991)

The Company

	2006		2005	
	Effective interest rate	**One year or less $'000**	Effective interest rate	One year or less $'000
Repricing dates for assets which reprice before maturity				
Cash and cash equivalents	**4.49%**	**10,747**	2.57%	12,294

27. FINANCIAL INSTRUMENTS (Continued)

(c) Foreign currency risk

The Group is exposed to foreign currency risk through purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currency giving rise to this risk is primarily the United States dollars. Management does not consider this risk to be significant.

(d) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2005 and 2006.

28. COMMITMENTS

(a) Capital commitments outstanding as at 31 December 2006 not provided for in the financial statements were as follows:

	The Group	
	2006	2005
	$'000	$'000
Contracted for	**3,463**	131,433
Authorised but not contracted for	**9,748**	168,005
	13,211	299,438

In addition to the above, the Group entered into a joint venture agreement with an independent third party to establish a subsidiary. According to the joint venture agreement, the Group is required to inject US$19,800,000 (equivalent to $154,440,000) into the subsidiary, being 66% of the total registered capital. Further details are set out in note 33(ii).

(Expressed in Hong Kong dollars)

28. COMMITMENTS (Continued)

(b) At 31 December 2006, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	The Group	
	2006	2005
	$'000	$'000
Within 1 year	**637**	697
After 1 year but within 5 years	**145**	385
	782	1,082

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 31 December 2006, the Company had committed to provide finance of $6,489,000 (2005: $6,489,000) to an associate of the Group.

29. MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

(a) Transactions with Guangdong Yue Gang Investment Holdings Company Limited and its affiliates ("Yue Gang Group") and the associates of the Company

The Group had the following transactions with Yue Gang Group and the associates of the Company during the year which the directors consider material:

	Note	**2006 $'000**	2005 $'000
Sales of goods to related companies	(ii)	**—**	2,749
Purchases of goods from related companies	(ii)	**1,092**	955
Management, taxation services, and maintenance fee paid to the immediate holding company		**289**	411
Provision of electricity/water and leasing services to a fellow subsidiary		**3,482**	3,606
Agency fee paid to a related company		**—**	314

Notes:

(i) Balances with related parties at 31 December are included in amounts due from/to the respective parties in the balance sheets. These balances are interest free and have no fixed terms of repayment.

(ii) Related companies to/from which goods were sold and purchased include associates.

(b) Transactions with other state-controlled entities in the PRC

The Group is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

29. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

(b) Transactions with other state-controlled entities in the PRC (Continued)

Other than those transactions disclosed above, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

— Sales and purchase of goods and ancillary materials;

— Rendering and receiving services;

— Lease of assets;

— Purchase of property, plant and equipment; and

— Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process do not depend on whether the counterparties are state-controlled or not.

Having considered the potential transactions impacted by related party relationships, the entity's pricing strategy, buying and approval process, and what information would be necessary for an understanding of the potential effects of the transactions on the financial statements, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

(c) Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 7 is as follows:

	2006 **$'000**	2005 $'000
Short-term employee benefits	**4,019**	2,653
Post-employment benefits	**549**	428
Equity compensation benefits	**1,251**	—
	5,819	3,081

Total remuneration is included in "staff costs" (see note 5(b)).

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

30. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the profit and loss account for the year ended 31 December 2006 was $1,480,000 (2005: $1,464,000). The forfeited contribution refunded for the year amounted to $139,000 (2005: $126,000).

31. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Impairment of assets

Internal and external sources of information are reviewed by the Company at each balance sheet date to assess whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated. Changes in facts and circumstances may result in revisions to the conclusion of whether an indication of impairment exists and revised estimates of recoverable amounts, which would affect profit or loss in future years.

32. IMMEDIATE PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the immediate parent and ultimate holding company at 31 December 2006 to be GDH Limited and Guangdong Yue Gang Investment Holdings Company Limited respectively. GDH Limited is incorporated in Hong Kong and Guangdong Yue Gang Investment Holdings Company Limited is established in the PRC. Both entities do not produce financial statements available for public use.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

33. SUBSEQUENT EVENTS

(i) On 13 September 2006, the Group entered into a contract to acquire from the minority shareholder the 5% equity interest and dividend payable in each of Zhongyue Tinplate and Zhongshan Shan Hai Industrial Co., Ltd ("Shanhai") for a total consideration of US$499,000 (equivalent to $3,892,000). Completion took place on 4 January 2007 following which Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group.

(ii) On 21 December 2006, the Group entered into a joint venture agreement with POSCO Co., Ltd. ("POSCO") and POSCO-China Holding Corporation ("POSCO-China) in relation to the establishment of a joint venture company for the production and sale of tinplate products in Qinhuangdao City, Hebei Province, the PRC. The joint venture company, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd, a foreign joint venture limited company was incorporated on 16 February 2007 in accordance with the PRC law pursuant to the terms of the joint venture agreement which is 66% indirectly owned by the Company and 34% owned by POSCO and POSCO-China with a total registered capital of US$30,000,000 (equivalent to $234,000,000). On 15 March 2007, the Group entered into a sale and purchase agreement with POSCO in relation to acquisition of certain production facilities from POSCO and provision of consultation and training services by POSCO. The consideration for the purchase of production facilities is approximately US$17,605,000 (equivalent to $137,319,000).

(iii) On 16 March 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the People's Republic of China ("new tax law") which will take effect on 1 January 2008. A subsidiary of the Group has been granted an extension to the status of a high-tech enterprise by Zhongshan Tax Bureau on 30 May 2006 for a period of two years and currently its effective income tax rate is 10.8%. According to the new tax law, certain high-tech enterprises will continue to be entitled to a reduced tax rate. However, the detailed implementation rules regarding the preferential tax policies (e.g. the details of how a taxpayer can qualify as a high-tech enterprise under the new tax law) have yet to be made public. Consequently, the Group is not able to assess whether it will qualify as a high-tech enterprise under the new tax law and therefore is not able make an estimate of the expected financial effect of the new tax law on its deferred tax assets and liabilities. The expected financial effect of the new tax law, if any, will be reflected in the Group's 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

(Expressed in Hong Kong dollars)

34. LITIGATION

In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. The Intermediate People's Court of Yue Yang City ordered to freeze a bank deposit of the subsidiary amounted to $4,700,000 in this regard.

According to the judgement of the Intermediate People's Court of Yue Yang City issued on 12 December 2004, the subsidiary was ordered to pay compensation and court charges amounting to RMB4,934,000 and RMB40,000 respectively. The subsidiary lodged an appeal to the High People's Court of Hunan Province against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31 January 2005. Accordingly, the frozen bank deposit of $4,700,000 was released.

In 2006, the PRC third party filed a new claim to the Intermediate People's Court of Zhongshan City. The court proceedings have not yet commenced at 31 December 2006. The claim filed in 2006 amounted to RMB5,788,000.

The directors have reviewed the nature of the claim under dispute and considered that no provision is required to be made in the financial statements.

35. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2006

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2006 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Company's results of operations and financial position.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

35. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2006 (Continued)

In addition, the following developments may result in new or amended disclosures in the financial statements:

		Effective for accounting periods beginning on or after
HKFRS 7	Financial instruments: disclosures	1 January 2007
Amendment to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

36. LIST OF SUBSIDIARIES

Particulars of the subsidiaries which principally affected the results, assets and liabilities of the Group at 31 December 2006 are as follows:

Name of subsidiary	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Subsidiary	Principal activities
Dongguan Jinhuang Food Co., Ltd.#	The PRC	N/A	RMB40,000,000	—	100%	Leasing
Gain First Investments Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100%	—	Investment holding
Guangnan Fresh and Live Foodstuffs Limited	Hong Kong	Ordinary	$1,000,000	100%	—	Distribution of live and fresh foodstuffs
Guangnan Supermarket Development Limited	Hong Kong	Ordinary	$135,742,220	100%	—	Investment holding
Guangnan Trading Development Limited	Hong Kong	Ordinary	$73,916,728	100%	—	Trading of foodstuffs
Jin Huang Food Industry Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	$1,000,000	100%	—	Investment holding
Jin Huang Food Industry Investment Limited	Hong Kong	Ordinary	$1,000,000	—	100%	Investment holding
Zhongyue Industry Material Limited	Hong Kong	Ordinary	$10	—	100%	Trading of raw materials for production of tinplate products
		Non-voting deferred	$230,000,000	—	—	
Zhongshan Shan Hai Industrial Co., Ltd.*	The PRC	N/A	RMB45,600,000	—	95%	Property development and leasing
Zhongshan Zhongyue Tinplate Industrial Co., Ltd.*	The PRC	N/A	US$41,906,200	—	95%	Production and sales of tinplate products

* an equity joint venture established in the PRC

\# a wholly foreign-owned enterprise established in the PRC

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

[illegible]

Particulars of the companies under liquidation or petitioned to court for liquidation are as follows:

Name of company	Principal country/place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/registered capital held by the Company	Proportion of nominal value of issued capital/registered capital held by Subsidiary
Guangnan (KK) Supermarket Limited*	Hong Kong	Ordinary	$20,000,000	—	70%
Guangdong Guangnan Tianmei Food Development Company Limited##	The PRC	N/A	RMB34,820,000	—	55%

* company commenced liquidation in June 2001

\## an equity joint venture established in the PRC and was petitioned to court for liquidation in July 2001

[illegible]

Particulars of the associates at 31 December 2006 are as follows:

Name of associate	Principal country/place of operations	Class of shares held	Proportion of nominal value of issued capital/capital registered held by the Company	Proportion of nominal value of issued capital/capital registered held by Subsidiary	Principal activities
Yellow Dragon Food Industry Co., Ltd.*	The PRC	N/A	40%	—	Processing and sale of corn food and feed products
Zhongshan Baoli Food Ltd.*	The PRC	N/A	30%	—	Processing of canned food

* an equity joint venture established in the PRC

Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

1. During the year, the Group has the following connected transactions which are required to be disclosed in the annual report in accordance with the disclosure requirements of The Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The transactions described in A and B below (collectively the "Transactions") are continuing connected transactions subject to annual review requirements under Rules 14A.37 to 14A.41 of the Listing Rules and reporting requirements under Rules 14A.45 to 14A.46 of the Listing Rules.

   Details of the Transactions during the year are as follows:

   A. 中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co. Ltd.) ("Shan Hai Industrial") has leased a parcel of land in Zhongshan to GD Decorative Material (Zhong Shan) Co., Ltd. ("GD Decorative") ("Shan Hai Transaction") in its ordinary course of business and on normal commercial terms for approximately HK$1,350,000. GD Decorative is a subsidiary of GDH Limited ("GDH"), substantial shareholder of the Company.

   B. 中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.) ("Zhongyue Tinplate") has provided electricity/water to GD Decorative ("Tinplate Transaction") in its ordinary course of business and on normal commercial terms for approximately HK$1,923,000.

   The Board of Directors of the Company including the Independent Non-executive Directors have reviewed the Transactions described in A and B above and confirmed that the Transactions are:

   (i) entered into by Shan Hai Industrial and Zhongyue Tinplate in their ordinary and usual course of businesses;

   (ii) conducted on normal commercial terms or on terms no less favourable than those available to or from independent third parties; and

   (iii) entered into in accordance with the terms of agreements governing the Transactions or on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

   The Board of Directors of the Company including the Independent Non-executive Directors also confirmed that the aggregate amount for the year ended 31 December 2006 did not exceed the cap amounts of HK$1,600,000 for the Shan Hai Transaction and HK$2,500,000 for the Tinplate Transaction as disclosed in the announcement dated 12 April 2005.

   The Board of Directors have requested the auditors of the Company to perform certain agreed upon procedures on the continuing connected transactions and have received a letter from the auditors as required under Rule 14A.38 of the Listing Rules.

2. At the balance sheet date, loans previously made by Guangnan Supermarket Development Limited ("GSDL"), a wholly-owned subsidiary, to Guangdong Guangnan Tianmei Food Development Company Limited ("Tianmei"), a 55%-owned subsidiary, are outstanding in an aggregate amount of RMB8,000,000. These loans are unsecured, interest-bearing at a range from 11.5% per annum to 12% per annum. Moreover, GSDL has a sum due from Tianmei, amounting to HK$59,600,000 at the balance sheet date, which are unsecured and interest free. In July 2001, application has been made by its major creditor to the court in the PRC for putting Tianmei into liquidation. As such, Tianmei has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Tianmei have been fully provided for.

3. At the balance sheet date, the loan in the sum of HK$25,000,000 was owed to the Company by Guangnan (KK) Supermarket Limited ("Guangnan KK"), a 70%-owned subsidiary. Such loan was made for its general working capital secured by a first floating charge over Guangnan KK's undertaking, property and assets and interest bearing at Hong Kong dollar prime rate. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully written off.

4. At the balance sheet date, the Company also has a sum due from Guangnan KK totalling HK$108,800,000. Such amounts are unsecured, interest free, except certain loans amounting to HK$53,700,000, which are unsecured and interest-bearing at a range from Hong Kong dollar prime rate per annum to 11.5% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully written off.

5. At the balance sheet date, loans previously made by Guangnan Fresh and Live Foodstuffs Limited, a wholly-owned subsidiary, to Guangnan KK are outstanding in an aggregate amount of HK$23,500,000. These loans are unsecured, interest-bearing at a range from Hong Kong dollar prime rate plus 1% per annum to 8% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully written off.

Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

6. At the balance sheet date, loans previously made by GSDL to Guangnan KK are outstanding in an aggregate amount of HK$29,300,000 of which HK$12,500,000 are unsecured and interest-bearing at 3.5% per annum. The remaining loans of HK$16,800,000 are unsecured and interest free. Also, GSDL has sums of HK$2,600,000 due from Guangnan KK. Such an amount is unsecured and interest free, except certain advances amounting to HK$2,000,000, which are unsecured and interest-bearing at a range of 7.75% per annum to 8.5% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully written off.

Investment Properties

MAJOR PROPERTIES HELD FOR INVESTMENT

Location	Existing use	Group's interest	Category of the lease
29/F, Shui On Centre, 6–8 Harbour Road, Wan Chai, Hong Kong	Commercial	100%	Long
Land, buildings and structure of Zhongshan Shan Hai Industrial Co., Ltd., Zhongshan Port No. 2 Export Processing District, Zhongshan Guangdong Province, the PRC	Industrial/ Residential	95%	Medium

Financial Summary

(Expressed in Hong Kong dollars)

RESULTS

	Note	For the year ended 31 December				
		2006	2005	2004 (restated)	2003 (restated)	2002 (restated)
		$'000	$'000	$'000	$'000	$'000
Turnover		**1,221,254**	921,217	681,875	1,525,807	1,783,020
Profit from operations		**110,794**	80,369	75,279	72,949	111,231
Net non-operating income		**—**	59,746	76,306	35,659	17,177
Net valuation gains on investment properties		**23,123**	20,497	14,287	—	—
Finance costs		**(2,906)**	(396)	(547)	(7,664)	(12,045)
Share of profits less losses of associates		**19,259**	20,315	25,477	22,274	10,422
Profit before taxation		**150,270**	180,531	190,802	123,218	126,785
Income tax		**(23,476)**	(736)	(28,536)	(15,831)	(9,593)
Profit for the year from continuing operations		**126,794**	179,795	162,266	107,387	117,192
Loss from discontinued operations		**—**	—	(9,674)	—	—
Profit for the year		**126,794**	179,795	152,592	107,387	117,192
Attributable to:						
Equity shareholders of the Company		**121,320**	175,759	146,616	102,762	115,509
Minority interests		**5,474**	4,036	5,976	4,625	1,683
Profit for the year		**126,794**	179,795	152,592	107,387	117,192
Earnings per share	(iii)					
Basic		**13.5 cents**	19.5 cents	16.3 cents	11.4 cents	12.8 cents
Diluted		**13.5 cents**	N/A	N/A	11.2 cents	12.3 cents
Dividend per share						
Interim dividend declared the year		**1.5 cents**	—	—	—	—
Final dividend proposed after the balance sheet date		**2.0 cents**	1.5 cents	—	—	—

Financial Summary

(Expressed in Hong Kong dollars)

ASSETS AND LIABILITIES

	As at 31 December				
	2006	2005	2004 (restated)	2003 (restated)	2002 (restated)
	$'000	$'000	$'000	$'000	$'000
Fixed assets	**805,781**	434,406	370,808	363,411	394,710
Interest in associates	**182,434**	176,003	169,689	154,978	151,264
Negative goodwill	**—**	—	—	(17,246)	(18,693)
Other non-current assets	**—**	46	202	4,318	6,843
Net current assets	**144,383**	380,978	254,835	126,507	73,049
Total assets less current liabilities	**1,132,598**	991,433	795,534	631,968	607,173
Non-current liabilities	**(21,687)**	(12,217)	(9,833)	(9,335)	(92,186)
	1,110,911	979,216	785,701	622,633	514,987
Share capital	**450,792**	450,792	901,583	901,583	899,833
Reserves	**622,477**	499,090	(140,668)	(299,334)	(404,969)
Total equity attributable to equity shareholders of the Company	**1,073,269**	949,882	760,915	602,249	494,864
Minority interests	**37,642**	29,334	24,786	20,384	20,123
Total equity	**1,110,911**	979,216	785,701	622,633	514,987

Notes:

(i) The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Figures for 2004 and 2005 have been adjusted for these new and revised policies. However, it is not practicable to restate earlier years for comparison purposes other than the presentation of share of associates' taxation and minority interests.

(ii) Hong Kong Statement of Standard Accounting Practice No. 12 (revised) "Income taxes" was first effective for accounting periods beginning on or after 1 January 2003. In order to comply with this revised statement, the Group adopted a new accounting policy for deferred tax in 2003. The new accounting policy has been adopted prospectively as the effect of this change in accounting policy is not material and, therefore, no comparative figures have been restated for earlier years.

(iii) Earnings per share from 2002 to 2004 have been retrospectively adjusted for the share consolidation of every 10 issued and unissued shares into one new share which took place in December 2005.














END